    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                             GENMAR HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          3732                  41-1778106
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                             100 SOUTH FIFTH STREET
                                   SUITE 2400
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 339-7900
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                            MARY P. MCCONNELL, ESQ.
                             GENMAR HOLDINGS, INC.
                             100 SOUTH FIFTH STREET
                                   SUITE 2400
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 339-7900

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                           --------------------------

                                   COPIES TO:

        STEPHEN M. BESEN, ESQ.                  H. WATT GREGORY, III, ESQ.
      WEIL, GOTSHAL & MANGES LLP          GIROIR, GREGORY, HOLMES & HOOVER, PLC
           767 FIFTH AVENUE                   111 CENTER STREET, SUITE 1900
       NEW YORK, NEW YORK 10153                LITTLE ROCK, ARKANSAS 72201
            (212) 310-8000                            (501) 372-3000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM
                              TITLE OF EACH CLASS OF                                    AGGREGATE           AMOUNT OF
                           SECURITIES TO BE REGISTERED                              OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, par value $.01 per share............................................   $100,000,000.00        $27,800.00

(1) Includes shares that the underwriters have the option to purchase from us solely to cover over-allotments, if any. Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 18, 1999
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

    Genmar Holdings, Inc. is offering       shares of its common stock. This is
our initial public offering and no public market currently exists for our shares. We intend to apply to have our common stock listed on the Nasdaq National Market under the symbol "GNMR." We estimate that the initial public
offering price will be between $      and $      per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE   .

                             ---------------------

                                                                        PER SHARE     TOTAL
                                                                        ----------  ----------
Public Offering Price.................................................  $           $
Underwriting Discount.................................................  $           $
Proceeds to Genmar....................................................  $           $

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Genmar has granted the underwriters a 30-day option to purchase up to an
additional       shares of common stock at the public offering price less the underwriting discount above, solely to cover over-allotments, if any. Stephens
Inc. expects to deliver the shares of common stock on       , 1999.

STEPHENS INC.                                         U.S. BANCORP PIPER JAFFRAY

               The date of this prospectus is             , 1999.

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           1
Risk Factors...................................           6
Special Note Regarding Forward-Looking
  Statements...................................          12
Use of Proceeds................................          13
Dividend Policy................................          13
Capitalization.................................          14
Dilution.......................................          15
The Company....................................          16
Selected Financial Data........................          18
Unaudited Pro Forma Financial Data.............          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          22

                                                    PAGE
                                                    -----
Business.......................................          33
Management.....................................          47
Certain Transactions...........................          55
Principal Stockholders.........................          57
Description of Capital Stock...................          59
Shares Eligible for Future Sale................          62
Underwriting...................................          63
Legal Matters..................................          65
Experts........................................          65
Additional Information.........................          65
Index to Consolidated Financial Statements.....          66

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                            ------------------------

    Until            1999, all dealers effecting transactions in the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            ------------------------

    Unless otherwise indicated, all information in this prospectus:

    - Reflects a  -for-1 split of our common stock;

    - Reflects the issuance of       shares of common stock in exchange for
      outstanding warrants;

    - Assumes a price to public of $           per share;

    - Assumes the filing of our amended and restated certificate of incorporation, which, among other things, will authorize 200,000,000 shares of common stock; and

    - Assumes no exercise of the underwriters' over-allotment option.

                                     [ART WORK]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. IN THIS PROSPECTUS, "GENMAR HOLDINGS, INC.," "GENMAR," "WE," AND "OUR" REFER TO GENMAR HOLDINGS, INC., A DELAWARE CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES.

                             GENMAR HOLDINGS, INC.

OVERVIEW

    We are the second largest manufacturer of motorized recreational boats in the world. We produce boats under the leading brand names of AQUASPORT, CARVER, CRESTLINER, GLASTRON, LARSON, LOGIC, LUND, NOVA, RANGER, SCARAB, TROJAN and WELLCRAFT. We sell our products through an established network of approximately 1,300 independent authorized dealers in all 50 states and approximately 30 foreign countries. We have recently introduced new manufacturing processes that allow us to produce higher quality boats more efficiently and with substantially fewer regulated air emissions. We believe these innovations have positioned us to enter new markets and substantially increase our market share in the recreational boating industry.

    Since 1996, when we installed our current management team, we have focused on improving our operations and profitability. Our management team has improved our manufacturing efficiency, refined our current products and evaluated future product offerings. We have also increased coordination among our business units and incentivized our entire management team to accomplish key strategic goals. As a result of these initiatives, our net revenues and operating profit have increased to $704.7 million and $37.5 million, respectively, for the year ended June 30, 1999 from $574.8 million and $13.5 million, respectively, for the twelve months ended June 30, 1997, representing compound annual growth of 10.7% and 66.7%, respectively.

OUR NEW TECHNOLOGIES

    Over the past several years, we have been exploring new technologies to improve the traditional boat manufacturing process. Recently, we have acquired and developed new technologies to reduce manufacturing and warranty costs, improve plant working conditions, enhance product quality and potentially establish new standards for manufacturing in the recreational boat industry. These technologies are:

    - VEC-TM-. Virtual Engineered Composites-TM-, or VEC technology, is an innovative closed-mold fiberglass manufacturing process that improves production efficiency and substantially reduces regulated air emissions relative to traditional processes. We believe the VEC technology introduces a new level of automation and quality control to boat manufacturing. Early in 1999, we began producing boats using our VEC technology, and we plan to integrate VEC systems into most of our fiberglass operations over the next two years, marketing these boats as premium products.

    - ROPLENE-TM- CONSTRUCTION. Roplene construction is a closed rotational mold technology, proprietary to our Logic division, that uses advanced recyclable polyethylene materials and produces minimal regulated air emissions in the manufacturing process. This technology allows us to produce highly durable boats, which we market as the World's Toughest Boats-TM- to entry-level buyers at a lower cost than comparable fiberglass boats. This technology was awarded the New Product Award (Small Company Category) in 1998 by the National Society of Professional Engineers.

INDUSTRY

    Total U.S. retail sales of new motorized recreational boats were approximately $7.5 billion in 1998, an increase from $4.1 billion in 1992. This increase in sales has been fueled by the overall strength of the U.S. economy, rapid growth in the number and wealth of consumers in the 35 to 54 years age range, our target age group, and by demand for boats from the estimated 35 million adult anglers in the United States. Despite recent growth in the recreational boat industry, we believe we are uniquely positioned to take advantage of the following challenges that our industry faces:

    - Labor-intensive manufacturing processes which remain largely unautomated;

    - Increasingly strict environmental standards derived from governmental regulations and customer sensitivities;

    - A lack of focus on comprehensive customer service and support by many dealers and manufacturers; and

    - A high degree of fragmentation and competition among more than 3,700 domestic recreational boat manufacturers.

STRATEGY

    OUR OPERATING STRATEGY emphasizes our proprietary technologies while:

    - Delivering a superior quality product;

    - Lowering unit costs through increased automation in our plants;

    - Leveraging our buying power through economies of scale;

    - Exceeding current environmental quality standards for manufacturers in our industry; and

    - Exploring opportunities to license or apply our technologies in other marine and non-marine industries, such as the construction industry and automotive aftermarket.

    OUR MARKETING STRATEGY seeks to increase market share by:

    - Leveraging our brand names through innovative marketing initiatives with strategic partners;

    - Expanding our international presence by continuing to build dedicated sales, marketing and distribution systems; and

    - Strengthening our dealer organization by expanding our network and providing superior customer service and support.

    From time to time we also consider and make strategic acquisitions in order to complement our existing product lines, expand our geographic presence and strengthen our technological capabilities.

OPERATING RESULTS WITHOUT HATTERAS

    Hatteras is a luxury yacht construction company that we have historically operated as a separate division. As we have refined the focus of our business, we have determined that Hatteras does not fit strategically with our other operations. Accordingly, we will spin off Hatteras to our current stockholders immediately prior to the completion of this offering. The results of our recreational boat segment, representing our operations without Hatteras, are summarized below.

                                                              FOR THE YEAR ENDED JUNE 30,
                                                           ----------------------------------
                                                              1997        1998        1999
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Net revenues.............................................  $  490,313  $  505,910  $  614,406
Gross profit.............................................      81,754      98,356     121,872
Operating profit.........................................      16,930      27,601      35,948

                                                                  -------------------

Backlog at July 31.......................................  $  111,400  $  118,800  $  228,400

                            ------------------------

    Our principal executive offices are located at 100 South Fifth Street, Suite 2400, Minneapolis, Minnesota 55402. Our telephone number at that location is
(612) 339-7900 and our web site address is WWW.GENMAR.COM. WE DO NOT INTEND FOR INFORMATION CONTAINED ON OUR WEB SITE TO CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING

    The number of shares of common stock outstanding after this offering
includes the issuance of       shares in exchange for outstanding warrants,
shares issued in connection with the acquisition of Pyramid Operating Systems,
Inc. and   shares issued under employee stock awards, and excludes   shares
issuable upon the exercise of stock options to be granted concurrently with this offering.

Common stock offered.........................  shares
Common stock outstanding after this            shares
  offering...................................
Use of proceeds..............................  We intend to use the net proceeds from this offering to repay outstanding indebtedness,
                                               to build and equip a new manufacturing
                                               facility and for general corporate purposes.
                                               See "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  GNMR

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following summary historical and pro forma consolidated financial information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus and the sections of this prospectus captioned "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data as of June 30, 1999 and the statement of operations data for the years ended June 30, 1998 and June 30, 1999 have been derived from our audited consolidated financial statements included elsewhere in this registration statement. The unaudited statement of operations data for the twelve months ended June 30, 1997 were derived from our unaudited consolidated financial statements which are not included in this prospectus. In our opinion, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the statement of operations data for the twelve months ended June 30, 1997 have been reflected therein. The summary pro forma consolidated financial information as of and for the year ended June 30, 1999 were derived from our unaudited pro forma financial data which are included elsewhere in this prospectus.

                                          FOR THE TWELVE    FOR THE YEAR ENDED    PRO FORMA FOR
                                           MONTHS ENDED          JUNE 30,        THE YEAR ENDED
                                           JUNE 30, 1997   --------------------   JUNE 30, 1999
                                            (UNAUDITED)      1998       1999     (UNAUDITED)(A)
                                          ---------------  ---------  ---------  ---------------
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................     $ 574,802     $ 585,943  $ 704,656     $ 614,406
  Gross profit..........................        88,526       105,292    137,409       121,872
  Operating profit......................        13,467        23,598     37,468        35,948
  Income (loss) before income taxes and
    extraordinary item..................        (8,764)        4,592     21,445        25,930
  Income tax benefit (provision)........          (635)         (550)    19,500        19,500(b)
  Net income (loss).....................     $  (9,399)    $   2,858  $  40,945     $  45,430
  Basic and diluted earnings per
    share...............................                              $             $
                                                                      ---------  ---------------
                                                                      ---------  ---------------
  Basic and diluted weighted average
    shares outstanding(c)...............
                                                                      ---------  ---------------
                                                                      ---------  ---------------
ADDITIONAL DATA:
  EBITDA(d).............................     $  21,488     $  32,372  $  46,419     $  43,169
  Gross profit margin...................          15.4%         18.0%      19.5%         19.8%
  Operating profit margin...............           2.3%          4.0%       5.3%          5.9%

                                                                                                 AS OF JUNE 30, 1999
                                                                                      ------------------------------------------
                                                                                                                    PRO FORMA AS
                                                                                                      PRO FORMA       ADJUSTED
                                                                                      HISTORICAL   (UNAUDITED)(A)   (UNAUDITED)
                                                                                      -----------  ---------------  ------------
BALANCE SHEET DATA:
  Working capital...................................................................   $  41,544      $  28,972
  Total assets......................................................................     320,763        256,987
  Long-term debt, net of current maturities.........................................     116,129        101,540
  Stockholders' equity(b)(c)........................................................      42,202         26,783

----------------------------------
(a) Reflects the spin-off of Hatteras and reduced interest expense from our debt refinancing and the repayment of $20.0 million of debt using spin-off proceeds. When we determine the midpoint of the pricing range for this offering, the pro forma amounts will also include the acquisition of Pyramid, which owns the VEC technology, and reduced interest expense associated with the repayment of debt using our net proceeds from this offering. The pro forma statement of operations amounts do not reflect non-recurring charges we will incur relating to the offering for awards
    under our phantom stock plan and the issuance of   shares to non-management
    employees, and extraordinary charges related to the early retirement of our debt. The pro forma balance sheet amounts do not reflect interest savings.

(b) During 1999, we recorded a reduction in our valuation allowance against our deferred tax assets, resulting in an overall tax benefit of $19.5 million. Tax expense assuming a statutory rate of 40% would have been $10.4 million
    and pro forma net income would have been $15.5 million, or $      per share.

(c) Reflects the   for 1 stock split. The pro forma amounts also reflect the
    shares issued in this offering, the shares issued in exchange for outstanding warrants, the shares issued to acquire Pyramid and the shares issued to non-management employees.

(d) EBITDA represents operating income plus depreciation and goodwill amortization expense. EBITDA data, which is not a measure of financial performance under generally accepted accounting principles, should not be construed as a substitute for operating income, net income or cash flows from operations in analyzing our operating performance, financial position and cash flows. We have included EBITDA data because we believe that this data is commonly used by certain investors to evaluate a company's performance. Not all companies calculate non-GAAP measures in the same manner; accordingly, the EBITDA presentation herein may not be comparable to similarly titled measures reported by other companies.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS AND OTHER INFORMATION DESCRIBED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT PRESENTLY KNOW ABOUT OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO ADVERSELY IMPACT OUR BUSINESS OPERATIONS. NEGATIVE CONSEQUENCES ASSOCIATED WITH THE FOLLOWING RISKS WOULD LIKELY CAUSE OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS TO SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

THE MOTORIZED RECREATIONAL BOAT INDUSTRY IS CYCLICAL.

    Our operations are highly dependent upon the health of the overall economy and a number of cyclical economic factors relating to or affecting consumer spending. Boats compete for consumers' disposable leisure time dollars with other substantial discretionary purchases. Sales of our products are influenced by local, national and international economic conditions, and are particularly vulnerable to increases in interest rates, shortages or increases in the price of fuel and the imposition of or increases in sales and excise taxes. During times of economic downturn, consumer discretionary spending levels decrease. This may result in disproportionately large declines in the sale of expensive items, including motorized recreational boats. For example, following a general economic recession and the imposition of a luxury tax on certain recreational boats, annual boating sales of new motorized recreational boats declined from their peak of $8.0 billion in 1988 to a low of $4.1 billion in 1992. Since that time, sales have increased each year and rose to $7.5 billion in 1998. See "Business--Industry Overview."

    Additionally, rising or volatile interest rates or shrinking availability of credit could have a negative impact on consumers' or dealers' ability or willingness to obtain financing from lenders to purchase our products. This could also adversely affect our ability to sell our products.

IF OUR NEW TECHNOLOGIES DO NOT YIELD COMMERCIALLY VIABLE PRODUCTS OR EFFECTIVELY
  COMPETE WITH OTHER NEW TECHNOLOGIES, WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY.

    Our business strategy depends on, among other things, our successful development and implementation of our VEC and Roplene technologies. We are currently using these technologies in connection with the production of certain boats. To date we have achieved desired performance criteria in extensive laboratory and field tests for boats constructed with VEC technology. However, the VEC technology and related processes will require further development and modification to be applied successfully across our fiberglass product lines, and we cannot be certain that boats built with the VEC technology will achieve broad commercial acceptance in the marketplace.

    The VEC technology represents a new approach to the manufacture of fiberglass products, with potential application in both marine and non-marine industries. We cannot assure you, however, that we will be able to expand its potential applications. We have previously experimented with other closed-mold technologies in our manufacturing processes, but have found them to be unacceptable for commercial production of large parts. Other closed-mold technologies could be further developed, however, and could outperform our VEC technology in the marketplace, in which case our profitability could suffer. In addition, we are currently manufacturing and selling boats constructed with Roplene technology. We cannot, however, assure you that these boats will gain widespread acceptance among dealers and consumers.

    Our development of the VEC and Roplene technologies is subject to the risks generally inherent in the development of new manufacturing technologies. These risks include:

    - Delays and unplanned expenditures in product development;

    - Emergence of equivalent or superior competing technologies;

    - High unit costs for production runs; and

    - Competition between new and existing product lines.

    If either the products made from, or the manufacturing processes based upon, the VEC or Roplene technology fail to meet our expectations, the implementation of our business strategy could be materially and adversely affected. See "Business--Technology."

WE RELY ON PROPRIETARY RIGHTS TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, THE
  FAILURE OR LIMITATION OF WHICH COULD MATERIALLY HARM OUR BUSINESS.

    Our success and ability to implement our business strategy is partially dependent on our proprietary technology and processes. We rely primarily on a combination of U.S. patents, trademarks, trade secrets, operating know-how and license and confidentiality agreements with third parties to protect our proprietary rights. See "Business--Patents and Trademarks." When legally permissible and appropriate, we file applications to obtain patents and register our trademarks and service marks in the United States and in foreign countries where we currently sell our products or reasonably expect to sell our products in the near future. We cannot assure you that any patents will issue as a result of our pending or future patent applications, or that existing or future patents will afford adequate protection against competitors. Our protective efforts may not be sufficiently broad to exclude others from adopting and practicing our technologies, or independently developing similar technologies. We cannot assure you that any of our patents or trademarks will not be invalidated, or circumvented or found to infringe the rights of others. In the event of infringement, we may be required to modify our technology or processes, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions, which could have a material adverse effect on our operations.

THE MOTORIZED RECREATIONAL BOAT INDUSTRY IS HIGHLY COMPETITIVE.

    Competition within the motorized recreational boat industry is intense. We face competition at the local, regional, national and international levels. Our largest competitors and their principal lines include:

    - Brunswick Corporation (Bayliner, Sea Ray and Boston Whaler); and

    - Outboard Marine Corporation (Four Winns, Stratos and Lowe).

    Brunswick may have greater financial and other resources than our company, and both Brunswick and Outboard Marine are vertically integrated operations that manufacture engines as well as boats. Although we believe our customers benefit from being able to choose from a wide variety of engines, our vertically integrated competitors may be better positioned than our company to allocate costs and enhance the marketing of their products because they also manufacture and sell engines along with their boats. We also compete directly with smaller boat manufacturers and the used boat market and indirectly with other recreational products and activities. Although we believe that our products are well recognized in the market and that we can compete effectively, we cannot assure you that we can continue to increase or maintain our current market share or profit margins. See "Business-- Competition."

WE RELY ON CERTAIN THIRD-PARTY ENGINE SUPPLIERS.

    We purchase our engines from third parties. We also pre-rig certain boats with specified engine controls so the dealer can install the appropriate engine. By purchasing or pre-rigging engines from third parties, including Brunswick and Outboard Marine, we are subject to the following risks:

    - Delays in shipments;

    - Work stoppages; and

    - Termination of supply agreements.

The occurrence of any of these events or the loss of any of these suppliers could adversely affect our business until alternative supply arrangements are secured. Although we believe that engines of comparable quality and cost are available from other suppliers if our engine supply is disrupted, we cannot assure you that we will be able to obtain engines from other suppliers in sufficient quantities to meet our near-term production schedules or on substantially similar terms to our current engine purchase arrangements. In addition, engines obtained from alternative sources may not meet customer preferences. See "Business--Suppliers."

WE ARE VULNERABLE TO FLUCTUATIONS IN THE COST AND SUPPLY OF COMMODITY RAW
  MATERIALS.

    We purchase commodity raw materials, such as aluminum, fiberglass and resin, from various suppliers. Although all of the commodity raw materials that we use are available from numerous independent suppliers, commodity raw material prices are subject to fluctuations in price. We do not engage in hedging activities, although at times we enter into contracts which are subject to quarterly price adjustments. We generally secure our commodity raw material requirements through fixed-price supply agreements which run for one- to three-year periods. If the prices of our raw materials increase, we may not be able to pass these increases along to our customers. This would reduce our profits and could have a material adverse effect on our results of operations. See "Business--Suppliers."

WE ARE SUBJECT TO PRODUCT LIABILITY AND WARRANTY CLAIMS.

    We are exposed to potential product liability risks inherent in the manufacturing, marketing and use of our boats. Product failures, flaws or defects, or inadequate disclosure of product-related risks could result in product failure or injury to, or death of, consumers. The occurrence of any of these conditions or events could result in product liability claims or a recall of, or safety alerts relating to, our products, any of which could have a material adverse effect on our business, results of operations or financial condition. Additionally, although we maintain product liability insurance that we believe is sufficient to cover any claims relating to these conditions or events, we cannot assure you that our insurance will be available or sufficient to satisfy all claims that may be made against us or that we will be able to continue to obtain insurance in the future at satisfactory rates, in adequate amounts or at all. Future product liability claims, regardless of their ultimate outcome, or future product recalls, could result in costly litigation and could have a material adverse effect on our business, results of operations and financial condition, and to our reputation and ability to attract and retain customers.

    We are also subject to warranty risks. All of our boats are subject to standard limited warranties. We do not maintain insurance to cover warranty claims, and we cannot assure you that future warranty claims and related costs would not have a material adverse effect on our business, results of operations or financial condition. See "Business--Legal Proceedings." We intend to provide a limited lifetime warranty for boats constructed with our VEC and Roplene technologies. If these technologies do not prove to be as successful as we expect, these extended warranties could result in significant increases in warranty costs with potentially negative effects on our business, results of operations or financial condition.

OUR OPERATIONS ARE SUBJECT TO NUMEROUS LOCAL, STATE AND FEDERAL REGULATIONS
  RELATING TO SAFETY AND THE ENVIRONMENT.

    Our operations are subject to regulation, supervision and licensing under various local, state and federal statutes, ordinances and regulations. We are required to maintain various permits, relating principally to air emissions, which are subject to renewal, modification and, in some instances, revocation. While we believe that we are in substantial compliance with environmental laws and regulations and permit requirements applicable to our business, our failure to satisfy those regulations and requirements could have a material adverse effect on our business, results of operations or financial condition. Furthermore, limitations on air emissions imposed by our current permits may restrict our ability to expand production at certain of our existing facilities. See "Business--Regulation and Environmental."

    Certain materials used in boat manufacturing are toxic, flammable, corrosive or reactive and classified by state and federal governments as "hazardous materials." Control of hazardous materials is regulated by the U.S. Environmental Protection Agency and state environmental protection agencies. If it is ever determined that our operations have resulted in hazardous waste contamination, the costs of cleaning up those wastes could be substantial and could have a material adverse effect on our business, financial condition and results of operations. We cannot predict our future regulatory compliance costs with precision and we cannot be certain of any costs that we may be forced to incur in connection with our historical on-site or off-site waste disposal.

    In connection with our WELLCRAFT facilities in Florida, we have agreed to conduct certain remedial action related to soil and groundwater contamination. We are also subject to potentially significant remedial requirements with respect to certain formerly owned or operated properties for which we have retained liability for any contamination. Although it is impossible to predict the ultimate cost of any penalties or required remedial action, we believe that we have established adequate reserves to cover those expenses.

    We must certify that our motorized recreational boats meet the specifications of the United States Coast Guard. In addition, boat safety is subject to federal regulation under the Federal Boat Safety Act of 1971. That act requires boat manufacturers to recall products for replacement of parts or components that demonstrate defects affecting safety. We have conducted product recalls in the past to correct safety-related defects, none of which has had a material adverse effect on our company. However, we cannot assure you that future recalls will not result in a material adverse effect on our business.

    Certain states have required or are considering requiring a license to operate a recreational boat. These licensing requirements are not expected to be unduly restrictive. They may, however, discourage potential first-time buyers, which could, in turn, adversely affect our business. In addition, certain state and local governmental authorities are contemplating regulatory efforts to restrict boating activities on certain inland bodies of water. While the scope of these potential regulations is not yet known, their adoption and enforcement could have a material adverse effect on our business.

    Laws and regulations protecting the environment may, in certain circumstances, impose "strict liability." This means that we could be held liable for environmental damage without regard to our negligence or fault. In addition, changes in existing regulations or the adoption of new regulations in the future could require us to make material capital expenditures or could have a material adverse effect on our company.

THE MOTORIZED RECREATIONAL BOAT INDUSTRY IS SEASONAL.

    The motorized recreational boat industry is seasonal, with seasonality varying in different geographic markets. During the fiscal year ended June 30, 1999, net revenues for the quarterly periods ended September 30, December 31, March 31 and June 30 represented 20.7%, 23.4%, 26.0% and 29.9%, respectively, of our net revenues for the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Fluctuations in Quarterly Results of Operations."

    Our business can also be affected by weather patterns. For example, drought conditions, reduced rainfall levels or excessive rain, may force particular boating areas to close or render boating dangerous or inconvenient in those areas. This could curtail customer demand for our products. We believe our geographic diversity should reduce the overall impact of these factors on our company in any single market area, but these factors could represent potential material adverse risks to us and our future operating performance.

OUR SUCCESS DEPENDS ON THE CONTINUED SERVICE OF OUR KEY EXECUTIVES.

    Our success over the past three years has been primarily the result of a manufacturing and marketing strategy implemented by our senior management team, particularly Irwin L. Jacobs, the Chairman of our Board of Directors, Grant E. Oppegaard, our President and Chief Executive Officer, and Roger R. Cloutier II, our Executive Vice President and Chief Financial Officer. Our loss of the services of any of these individuals could have a material adverse effect on our results of operations and financial condition. Mr. Jacobs is a non-executive Chairman and devotes a significant portion of his time to other activities, including Jacobs Management Corporation, unrelated to our company. Mr. Cloutier is also employed by Jacobs Management, and in the past has devoted a portion of his time to the activities of Jacobs Management. None of these individuals has an employment agreement with our company, although Messrs. Oppegaard and Cloutier each would be subject to non-competition restrictions if he left our employment.

OUR COMPANY IS CONTROLLED BY CERTAIN OFFICERS, DIRECTORS AND STOCKHOLDERS.

    Upon completion of the offering, our directors, executive officers and persons associated with them will own beneficially an aggregate of approximately
  % of the issued and outstanding shares of common stock (approximately   % if
the underwriters' over-allotment option is exercised in full). As a result of this ownership, those persons will have the power effectively to control our company, including:

    - The election of directors,

    - The determination of matters requiring stockholder approval; and

    - Other matters pertaining to corporate governance.

    This concentration of ownership also may have the effect of delaying or preventing a change in control of our company. We have engaged in various transactions with our stockholders or their affiliates in the past and may continue to do so in the future. We have a policy requiring that all material affiliate transactions be approved by a majority of our disinterested directors and be conducted on terms no less favorable than could be obtained in a transaction with an unaffiliated third party. See "Certain Transactions."

A SIGNIFICANT INCREASE IN FUEL PRICES OR TAXES COULD HAVE A MATERIAL ADVERSE
  EFFECT ON OUR BUSINESS.

    Almost all of the boats sold by us are powered by diesel or gasoline engines. A significant increase in the price or tax on the sale, or an interruption in the supply of diesel or gasoline fuel on a regional, national or international basis could adversely affect our sales and operating results. At various times in the past, diesel or gasoline fuel has been difficult to obtain, and we cannot assure you that the supply of those fuels will not be interrupted.

WE COULD LOSE REVENUES AND INCUR SIGNIFICANT COSTS IF OUR SYSTEMS OR SUPPLIERS
  ARE NOT Y2K COMPLIANT.

    As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems. Our failure, or the failure of one or more of our key suppliers, customers or distributors, to successfully address Y2K issues could have a material adverse effect on our business, results of operations, financial condition and prospects. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

WE WILL GUARANTEE CERTAIN OBLIGATIONS OF HATTERAS, OUR FORMER LUXURY YACHT
  DIVISION.

    Immediately prior to the completion of this offering, we will spin off the operations of Hatteras to our current stockholders. Under the terms of that transaction, we will guarantee for a period of one-year an aggregate of $5.0 million of Hatteras' obligations under its new $25.0 million credit facility. See "The Company" and "Certain Transactions." If Hatteras is unable to fulfill its obligations under its credit facility, we could be required to perform under our guarantee and have to pay out funds that would otherwise be applied to maintaining or improving our own operations. In addition, our funds may be insufficient for these purposes. The lenders or other parties to whom Hatteras may now or in the future be indebted could also seek to establish claims against us for repayment of funds owed by Hatteras. If the Hatteras creditors were successful in their claims against us, these events could have a material adverse effect on our business, results of operations or financial condition.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR
  INVESTMENT.

    The initial public offering price per share will exceed our net tangible book value per share. If you purchase shares in this offering, you will incur immediate and substantial dilution in your investment. See "Dilution" for a calculation of the extent to which your investment will be diluted.

FUTURE SALES BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT THE MARKET
  PRICE OF OUR COMMON STOCK.

    Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we consider appropriate. Also, the shares issued to acquire Pyramid are subject to registration rights, which become effective nine months following this offering. In connection with this offering, our directors
and officers and certain of our stockholders, who hold a total of       shares
of common stock, have agreed, subject to certain exceptions, not to sell their shares for 180 days after the date of this prospectus without the consent of Stephens Inc. See "Shares Eligible for Future Sale" and "Underwriting."

THERE HAS BEEN NO PRIOR MARKET FOR OUR STOCK, AND OUR STOCK PRICE IS LIKELY TO
  BE HIGHLY VOLATILE.

    Prior to the offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market in our stock or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in any future trading market. Recent market conditions for newly public companies indicate that we are likely to experience significant fluctuations in the market price of our common stock. Future public announcements concerning our company could also cause the market price of the common stock to fluctuate, including announcements regarding:

    - Quarterly operating results or expectations;

    - Changes in earnings estimates published by analysts;

    - Changes in governmental regulations;

    - Events within or affecting the recreational boat industry;

    - Events relating to our suppliers or competitors; or

    - Acquisitions.

From time to time the stock market experiences significant price and volume fluctuations. The volatility of the overall market could adversely affect the market price of our common stock and our future ability to raise equity in the public markets. These fluctuations, as well as general economic, political and market conditions, such as recessions, could adversely affect the market price of our stock. See "Underwriting."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, or those of our industry, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by those forward-looking statements. These risks and uncertainties are discussed in "Risk Factors" and elsewhere in this prospectus.

    In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of those terms or comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform those statements to actual results.

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of the             shares of
common stock offered by this prospectus, assuming an initial public offering
price of $               per share, are estimated to be $               ($
            if the underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses. Immediately prior to the completion of this offering, we expect to receive $20.0 million from the spin-off of Hatteras as repayment of intercompany indebtedness owed to us at the time of the spin-off.

    We intend to use the offering proceeds and the Hatteras spin-off proceeds, as follows:

    - $      million to repay in full our new senior term loan;

    - $      million to repay in part our subordinated term loan;

    - $      million to build and equip a new manufacturing facility utilizing our VEC technology and other new process equipment; and

    - the remainder for other general corporate purposes, including working capital and capital expenditures.

    Our new senior term loan is due on June 30, 2002 and bears interest at an annual rate based on the interbank eurodollar market rate plus 2.5%. On August 16, 1999, the interest rate on our senior term loan was 7.8%. Our subordinated term loan is due on October 21, 2002 and bears interest at an alternate base rate on any particular date equal to the greater of the interbank eurodollar market rate in effect on that date or the federal funds rate in effect on that date plus 0.5%. On August 16, 1999, the interest rate on our subordinated term loan, adjusted to reflect our full cash borrowing cost, was 7.4%. The weighted average interest rate on all of our borrowings outstanding as of August 16, 1999 was 8.6%.

    In August 1999, we borrowed $25.0 million under our new senior term loan to repay a $25.0 million subordinated note held by Irwin L. Jacobs, our Chairman. We will borrow an additional $20.0 million under our new senior term loan and approximately $7.0 million under our new revolving credit facility to redeem the remaining $25.6 million of our 13.5% notes due 2001 at 106.5% of par, on September 7, 1999.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since inception and we do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support the growth and development of our business and technologies. Any future declaration of dividends will be subject to the discretion of our board of directors.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999:

    - On a historical basis;

    - On a pro forma basis to reflect our debt refinancing and the spin-off of Hatteras with the $20.0 million of spin-off proceeds used to repay our debt; and

    - On a pro forma basis as adjused to reflect the effects of this offering at per share, the mid-point of the price range set forth on the cover of this prospectus, and the application of the estimated net proceeds and the following transactions which will occur concurrently with this offering:

        - Our acquisition of Pyramid;

        - $      of awards related to our phantom stock plan;

        -       shares issued in exchange for outstanding warrants; and

        -       shares issued to non-management employees.

                                                                                                    PRO FORMA
                                                                       HISTORICAL  PRO FORMA(A)   AS ADJUSTED(B)
                                                                       ----------  -------------  --------------
                                                                                    (IN THOUSANDS)
DEBT:
  Revolving credit facility..........................................  $       --   $     8,297    $
  Senior term loan...................................................          --        25,000
  Subordinated term loan.............................................      60,000        60,000
     Senior subordinated notes.......................................      25,584            --
  Stockholder notes..................................................      25,406         4,104
  Other debt obligations.............................................       6,161         5,161
                                                                       ----------  -------------  --------------
    Total debt.......................................................     117,151       102,562
STOCKHOLDERS' EQUITY:
  Common stock.......................................................          17            17
  Paid-in capital....................................................     117,945       117,945
  Accumulated deficit................................................     (75,256)      (90,675)
  Accumulated other comprehensive income (loss)......................        (504)         (504)
                                                                       ----------  -------------  --------------
    Total stockholders' equity.......................................      42,202        26,783
                                                                       ----------  -------------  --------------
Total capitalization.................................................  $  159,353   $   129,345    $
                                                                       ----------  -------------  --------------
                                                                       ----------  -------------  --------------

------------------------

(a) Excludes         shares issuable upon the exercise of senior executive,
    director and employee stock options to be granted concurrently with this offering.

(b) See "Unaudited Pro Forma Financial Data" elsewhere in this prospectus for specific details.

                                    DILUTION

    As of June 30, 1999, we had a net tangible book value of $      , or $
per share of common stock. Net tangible book value represents the amount of tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value as of June 30, 1999, taking into account the sale of the shares offered by this prospectus at
an assumed offering price of $      per share, the spin-off of Hatteras and the
issuance of shares of our common stock in connection with the acquisition of Pyramid, shares issued in exchange for outstanding warrants and shares issued to
our non-management employees, would have been $      , or $      per share. The
pro forma net tangible book value assumes that the proceeds to us, net of
offering expenses and underwriting discount, will be approximately $      . This
represents an immediate increase in pro forma net tangible book value to
existing stockholders attributable to new investors of $      per share and the
immediate dilution of $      per share to new investors. The following table
illustrates this per share dilution:

Assumed initial public offering price per share...........................             $
  Pro forma net tangible book value per share at June 30, 1999............  $
  Increase per share attributable to new investors........................
                                                                            ---------
Pro forma net tangible book value per share after this offering...........
                                                                                       ---------
Dilution per share to new investors.......................................             $
                                                                                       ---------
                                                                                       ---------

                                  THE COMPANY

    Genmar Holdings, Inc. is a Delaware corporation that was organized in March 1994 to combine the operations of Minstar, Inc. and Miramar Marine Corporation. Both Minstar and Miramar were private boat manufacturers under the control of investor groups led by Irwin L. Jacobs, our Chairman. Many of our operating divisions have been manufacturing boats under our various brand names since the 1940s and 1950s.

RECENT ACQUISITIONS

    PYRAMID OPERATING SYSTEMS, INC. In March 1999, we acquired 9.8% of the outstanding shares of Pyramid Operating Systems, Inc. On June 18, 1999, we entered into an agreement to purchase the remaining shares of Pyramid for a net purchase price of $11.0 million, payable in shares of our common stock. We will complete the acquisition of Pyramid at the same time that we close the offering. Assuming an initial public offering price of $ per share, approximately shares of our common stock will be issued to Pyramid stockholders. As a result of this transaction, Pyramid will become our wholly-owned subsidiary and we will own all rights to the VEC technology and process. We have also entered into a management agreement with Pyramid under which we presently oversee the operations of Pyramid. Since June 30, 1999, we have provided $750,000 of short-term working capital financing to Pyramid and expect to continue to fund approximately $350,000 per month through the closing. Prior to our agreement to acquire Pyramid, Pyramid had invested over $12.0 million in the development of VEC technology.

    We have granted registration rights to the Pyramid stockholders. The purchase agreement provides that, within nine months after the closing of the transaction, we are required to file a registration statement with the Commission covering the shares of common stock received by Pyramid stockholders in the acquisition. We are obligated to maintain the effectiveness of that registration statement for two years.

    For a period of 20 years after the closing of the acquisition, the purchase agreement provides, among other things, that the former Pyramid stockholders will have the right to participate in the non-marine application of the VEC technology, as follows:

    - If we determine to spin-out a new entity that will use non-marine applications of the VEC technology as a core technology of its business, the current Pyramid stockholders will have a right to acquire an aggregate of 5% of the equity ownership of the new entity at a 25% discount from the equity value established in the spin-out. This right will be exercisable for 30 days from notification of the completion of the spin-out.

    - If we sell or license non-marine applications of the VEC technology to third parties instead of spinning-out a new entity, the Pyramid stockholders will be entitled to receive an aggregate of 5% of the sales or licensing proceeds.

    LOGIC MARINE CORPORATION. On May 11, 1999, we acquired substantially all of the assets of Logic Marine Corporation, a manufacturer of fishing and recreational boats, for consideration consisting of $500,000 in cash at closing, a promissory note for $500,000 payable in May 2000, $597,000 in assumed liabilities and an earn-out of up to $450,000 over three years based on net revenues from sales of LOGIC boats. Prior to this acquisition, Logic Marine had invested $10.5 million in the development of the Roplene technology. The LOGIC product line is now manufactured by our subsidiary, Genmar Logic LLC, utilizing Roplene technology. These boats are currently produced at the LOGIC facilities in North Carolina. See "--Technology--Roplene Construction Manufacturing."

    HORIZON MARINE, L.C. On December 21, 1998, we acquired substantially all of the assets of Horizon Marine, L.C., an aluminum boat manufacturer, for consideration consisting of $2.3 million in cash at closing and the assumption of approximately $3.5 million in liabilities of which $2.7 million were paid at or immediately subsequent to closing. There is also a five-year earn-out of up to $5.2 million, $200,000 of which was pre-paid at closing. The earn-out is based on gross revenues from sales of products produced at this facility and can be adjusted for the achievement of certain gross profit percentages and for the value of warranty claims, from sales of products produced at this facility.

    We manufacture and market the range of products that we acquired from Horizon through our subsidiary, Genmar Manufacturing of Kansas, LLC, under the brand name NOVA, including fish and cruise pontoon and bass boats, as well as trailers, and parts and accessories. We intend to centralize the production and distribution of our aluminum products sold in the southern United States through this subsidiary.

HATTERAS SPIN-OFF

    Hatteras is a luxury yacht construction company, which we have owned since 1985. Hatteras' large custom-made luxury yachts have an average sales price of approximately $1.6 million. Hatteras targets a narrow market of very wealthy individuals who can afford large luxury yachts. Hatteras is fundamentally different from our recreational boat operations which operate as production line manufacturing companies. We believe that Hatteras does not fit strategically with our other operations. As a result, immediately prior to the completion of this offering, we will spin off Hatteras to our current stockholders. Under the terms of that transaction, $21.9 million of tangible net assets and $7.8 million of unamortized goodwill associated with Hatteras will be distributed to our current stockholders. Hatteras will borrow $20.0 million from a new credit facility and will pay us $20.0 million in cash to repay intercompany debt owed to us. The Hatteras spin-off will reduce our stockholders' equity before the offering by $9.7 million. In addition, for a period of one year, we will guarantee an aggregate amount of $5.0 million of Hatteras' obligations under its new credit facility. For a discussion of our plans to use these funds, see "Use of Proceeds."

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected historical and pro forma consolidated financial information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus and the sections of this prospectus captioned "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data as of December 31, 1994, 1995, 1996 and June 30, 1997 and the statement of operations data for the years ended December 31, 1994 and 1995 were derived from our audited consolidated financial statements not included in this prospectus. The balance sheet data as of June 30, 1998 and 1999 and the statement of operations data for the years ended December 31, 1996, June 30, 1998 and June 30, 1999 and the six months ended June 30, 1997 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected pro forma consolidated financial information as of and for the year ended June 30, 1999 were derived from our unaudited pro forma financial data which are included elsewhere in this prospectus.

                                          FOR THE YEAR ENDED DECEMBER 31,                    FOR THE YEAR ENDED JUNE 30,
                                                                             FOR THE SIX
                                          -------------------------------   MONTHS ENDED    ------------------------------
                                            1994       1995       1996      JUNE 30, 1997        1998            1999
                                          ---------  ---------  ---------  ---------------  --------------  --------------
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................  $ 499,435  $ 548,559  $ 618,056    $   260,848      $  585,943      $  704,656
  Cost of products and services.........    417,072    468,270    521,663        222,448         480,651         567,247
                                          ---------  ---------  ---------  ---------------  --------------  --------------
  Gross profit..........................     82,363     80,289     96,393         38,400         105,292         137,409
  New product and technology
    development.........................      8,942     11,347      8,537          5,012          11,292          10,996
  Selling and administrative expenses...     58,829     66,171     64,653         31,888          70,402          88,945
                                          ---------  ---------  ---------  ---------------  --------------  --------------
  Operating profit......................     14,592      2,771     23,203          1,500          23,598          37,468
  Interest expense......................    (22,674)   (23,862)   (22,190)       (11,026)        (18,702)        (16,098)
  Investment and other income (loss),
    net.................................     (8,834)    15,477        122           (176)           (304)             75
                                          ---------  ---------  ---------  ---------------  --------------  --------------
  Income (loss) before income taxes and
    extraordinary item..................    (16,916)    (5,614)     1,135         (9,702)          4,592          21,445
  Income tax benefit (provision)........     (1,040)    (2,090)      (860)          (246)           (550)         19,500
                                          ---------  ---------  ---------  ---------------  --------------  --------------
  Income (loss) before extraordinary
    item................................    (17,956)    (7,704)       275         (9,948)          4,042          40,945
  Extraordinary loss on extinguishment
    of debt.............................     (6,624)        --         --             --          (1,184)             --
                                          ---------  ---------  ---------  ---------------  --------------  --------------
  Net income (loss).....................  $ (24,580) $  (7,704) $     275    $    (9,948)     $    2,858      $   40,945
                                          ---------  ---------  ---------  ---------------  --------------  --------------
                                          ---------  ---------  ---------  ---------------  --------------  --------------
  Basic and diluted earnings (loss) per
    share...............................                                                                      $
                                                                                                            --------------
                                                                                                            --------------
  Basic and diluted weighted average
    shares outstanding(c)...............
                                                                                                            --------------
                                                                                                            --------------
ADDITIONAL DATA:
  EBITDA(d).............................  $  22,596  $  11,036  $  31,297    $     5,563      $   32,372      $   46,419
  Gross profit margin...................       16.5%      14.6%      15.6%          14.7%           18.0%           19.5%
  Operating profit margin...............        2.9%       0.5%       3.8%           0.6%            4.0%            5.3%
BALANCE SHEET DATA:
  Working capital.......................  $  73,568  $  75,267  $  48,418    $    47,764      $   29,712      $   41,544
  Total assets..........................    345,572    306,678    271,203        258,279         244,622         320,763
  Long-term debt, net of current
    maturities..........................    164,161    151,445    124,552        135,238         117,778         116,129
  Stockholders' equity (deficit)........     14,232      6,618      6,869         (3,133)          1,293          42,202


                                           PRO FORMA FOR
                                          THE YEAR ENDED
                                           JUNE 30, 1999
                                          (UNAUDITED)(a)
                                          ---------------
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................     $ 614,406
  Cost of products and services.........       492,534
                                          ---------------
  Gross profit..........................       121,872
  New product and technology
    development.........................         9,592
  Selling and administrative expenses...        76,332
                                          ---------------
  Operating profit......................        35,948
  Interest expense......................       (10,151)
  Investment and other income (loss),
    net.................................           133
                                          ---------------
  Income (loss) before income taxes and
    extraordinary item..................        25,930
  Income tax benefit (provision)........        19,500(b)
                                          ---------------
  Income (loss) before extraordinary
    item................................        45,430
  Extraordinary loss on extinguishment
    of debt.............................            --
                                          ---------------
  Net income (loss).....................     $  45,430
                                          ---------------
                                          ---------------
  Basic and diluted earnings (loss) per
    share...............................     $
                                          ---------------
                                          ---------------
  Basic and diluted weighted average
    shares outstanding(c)...............
                                          ---------------
                                          ---------------
ADDITIONAL DATA:
  EBITDA(d).............................     $  43,169
  Gross profit margin...................          19.8%
  Operating profit margin...............           5.9%
BALANCE SHEET DATA:
  Working capital.......................     $  28,972
  Total assets..........................       256,987
  Long-term debt, net of current
    maturities..........................       101,540
  Stockholders' equity (deficit)........        26,783(b)(c)

----------------------------------
(a) Reflects the spin-off of Hatteras and reduced interest expense from our debt refinancing and the repayment of $20.0 million of debt using spin-off proceeds. When we determine the mid-point of the pricing range for this offering, the pro forma amounts will also include the acquisition of Pyramid and reduced interest expense associated with the repayment of debt using our net proceeds from this offering. The pro forma statement of operations amounts do not reflect non-recurring charges we will incur relating to the offering for awards under our phantom stock plan and the issuance of shares to non-management employees, and extraordinary charges related to the early retirement of our debt. The pro forma balance sheet amounts do not reflect interest savings.

(b) During 1999, we recorded a reduction in our valuation allowance against our deferred tax assets, resulting in an overall tax benefit of $19.5 million. Tax expense assuming a statutory rate of 40% would have been $10.4 million
    and pro forma net income would have been $15.5 million, or $    per share.

(c) Reflects the   for 1 stock split. The pro forma amounts also reflect the
    shares issued in this offering, the shares issued in exchange for outstanding warrants, the shares issued to acquire Pyramid and the shares issued to non-management employees.

(d) EBITDA represents operating income plus depreciation and goodwill amortization expense. EBITDA data, which is not a measure of financial performance under generally accepted accounting principles, should not be construed as a substitute for operating income, net income or cash flows from operations in analyzing our operating performance, financial position and cash flows. We have included EBITDA data, because we believe that this data is commonly used by certain investors to evaluate a company's performance. Not all companies calculate non-GAAP measures in the same manner; accordingly, the EBITDA presentation herein may not be comparable to similarly titled measures reported by other companies.

                       UNAUDITED PRO FORMA FINANCIAL DATA

    The unaudited pro forma consolidated statement of operations for the year ended June 30, 1999 and the unaudited pro forma consolidated balance sheet as of June 30, 1999, include our historical operations. The pro forma financial statements give effect to the spin-off of Hatteras and the effects of our debt refinancing, as if they had occurred on July 1, 1998 for the statement of operations and as of June 30, 1999 for the balance sheet. This information has been prepared by our management and derived from our historical statements of operations and balance sheets.

    The pro forma as adjusted amounts reflect the effects of the offering and include the acquisition of Pyramid which will be completed at the time of the offering and the reduction in interest expense to give effect to the application of our estimated net offering proceeds. See "Use of Proceeds."

    The unaudited pro forma consolidated statement of operations is not designed to represent what our results of operations actually would have been had these transactions been completed as of the dates indicated, or to project our results of operations for any future period. This information should be read in conjunction with "Capitalization," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial information included elsewhere in this prospectus.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                                  FOR THE YEAR ENDED JUNE 30, 1999
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                              ------------------------------------------------------------------------
                                                             PRO FORMA                   EFFECTS OF     PRO FORMA AS
                                              AS REPORTED  ADJUSTMENTS(A)   PRO FORMA    OFFERING(B)      ADJUSTED
                                              -----------  --------------  -----------  -------------  ---------------
Net revenues................................   $ 704,656     $  (90,250)    $ 614,406     $               $
Cost of products and services...............     567,247        (74,713       492,534
                                              -----------  --------------  -----------        -----           -----
Gross profit................................     137,409        (15,537)      121,872
New product and technology development......      10,996         (1,404)        9,592
Selling and administrative..................      88,945        (12,613)       76,332
                                              -----------  --------------  -----------        -----           -----
Operating profit............................      37,468         (1,520)       35,948
                                              -----------  --------------  -----------        -----           -----
Interest expense............................     (16,098)         5,947       (10,151)
Investment and other income.................          75             58           133
                                              -----------  --------------  -----------        -----           -----
Income before income taxes..................      21,445          4,485        25,930
Income tax benefit(d).......................      19,500             --        19,500
                                              -----------  --------------  -----------        -----           -----
Net income excluding extraordinary
  charges...................................   $  40,945     $    4,485     $  45,430     $               $
                                              -----------  --------------  -----------        -----           -----
                                              -----------  --------------  -----------        -----           -----
Basic and diluted earnings per share as
  reported..................................   $      --
                                              -----------
                                              -----------
Basic and diluted weighted average shares
  outstanding...............................          --
                                              -----------
                                              -----------
Basic and diluted pro forma earnings per
  share(c)..................................                                $                             $
                                                                           -----------                        -----
                                                                           -----------                        -----
Basic and diluted weighted average shares
  outstanding(c)............................
                                                                           -----------                        -----
                                                                           -----------                        -----

PRO FORMA ADJUSTMENTS:

(a) Reflects the spin-off of Hatteras and reduced interest expense from our debt refinancing and repayment of debt from Hatteras' spin-off proceeds. The adjustments do not include an extraordinary charge of $5.7 million resulting from our debt refinancing as it is nonrecurring in nature.

(b) Includes Pyramid's operating loss of $        , and $   of additional
    amortization of goodwill assuming an amortization period of 25 years.
    Reflects a reduction of interest expense of $        related to using
    proceeds from this offering to repay debt.

   Excludes the following nonrecurring charges which will be recorded concurrently with this offering:

    - A $ charge for awards under our phantom stock plan triggered by this offering;

    - A charge of approximately $ resulting from the issuance of shares to non-management employees; and

    - An extraordinary charge of $ resulting from the early extinguishment of debt using proceeds from this offering.

(c) Weighted average shares outstanding is computed as follows:

Stock outstanding before offering.......................      1,737
                                                          ---------
                                                          ---------
Effects of  for 1 stock split...........................
Shares issued in exchange for outstanding warrants......
Shares issued to acquire Pyramid........................
Shares issued to non-management employees...............
Shares issued to public.................................
                                                          ---------
                                                          ---------
                                                          ---------

(d) During 1999, we recorded a reduction in our valuation allowance against our deferred tax assets, resulting in an overall tax benefit of $19.5 million. Tax expense assuming a statutory rate of 40% would have been $10.4 million
    and pro forma net income would have been $15.5 million, or $    per share.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1999

                                 (IN THOUSANDS)

                                           HATTERAS
                                           PRO FORMA          DEBT                        ACQUISITION       EFFECTS OF
                           AS REPORTED  ADJUSTMENTS(A)   REFINANCING(B)    PRO FORMA     OF PYRAMID(C)      OFFERING(D)
                           -----------  ---------------  ---------------  -----------  -----------------  ---------------
ASSETS

Current assets:
  Cash and cash
    equivalents..........   $  24,856      $      --        $              $  24,856       $                 $
  Accounts receivable,
    net..................      41,339           (825)              --         40,514
  Inventories............     113,931        (45,172)              --         68,759
  Prepaid expenses.......       2,939           (343)              --          2,596
  Deferred tax asset.....       8,000             --               --          8,000
                           -----------  ---------------       -------     -----------          -----             -----
    Total current
      assets.............     191,065        (46,340)                        144,725
  Property and equipment,
    net..................      65,537        (10,390)              --         55,147
  Other assets...........      19,454             --              740         20,194
  Goodwill...............      44,707         (7,786)              --         36,921
                           -----------  ---------------       -------     -----------          -----             -----
                            $ 320,763      $ (64,516)       $     740      $ 256,987       $                 $
                           -----------  ---------------       -------     -----------          -----             -----
                           -----------  ---------------       -------     -----------          -----             -----

LIABILITIES AND
  STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......   $  56,241      $ (10,606)       $      --      $  45,635       $                 $
  Accrued liabilities....      80,091        (14,034)              --         66,057
  Customer deposits......       9,783         (9,128)              --            655
  Accrued income taxes...       2,384             --               --          2,384
  Current maturities of
    long-term debt.......       1,022             --               --          1,022
                           -----------  ---------------       -------     -----------          -----             -----
    Total current
      liabilities........     149,521        (33,768)              --        115,753
Long-term debt...........     116,129        (21,000)           6,411        101,540
Other noncurrent
  liabilities............      12,911             --               --         12,911
                           -----------  ---------------       -------     -----------          -----             -----

Stockholders' equity:
  Common stock...........          17             --               --             17
  Paid-in capital........     117,945             --               --        117,945
  Accumulated deficit....     (75,256)        (9,748)          (5,671)       (90,675)
  Cumulative translation
    adjustment...........        (504)            --               --           (504)
                           -----------  ---------------       -------     -----------          -----             -----
    Total stockholders'
      equity.............      42,202         (9,748)          (5,671)        26,783
                           -----------  ---------------       -------     -----------          -----             -----
                            $ 320,763      $ (64,516)       $     740      $ 256,987       $                 $
                           -----------  ---------------       -------     -----------          -----             -----
                           -----------  ---------------       -------     -----------          -----             -----


                              PRO FORMA
                             AS ADJUSTED
                           ---------------
ASSETS
Current assets:
  Cash and cash
    equivalents..........     $
  Accounts receivable,
    net..................
  Inventories............
  Prepaid expenses.......
  Deferred tax asset.....
                                  -----
    Total current
      assets.............
  Property and equipment,
    net..................
  Other assets...........
  Goodwill...............
                                  -----
                              $
                                  -----
                                  -----
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......     $
  Accrued liabilities....
  Customer deposits......
  Accrued income taxes...
  Current maturities of
    long-term debt.......
                                  -----
    Total current
      liabilities........
Long-term debt...........
Other noncurrent
  liabilities............
                                  -----
Stockholders' equity:
  Common stock...........
  Paid-in capital........
  Accumulated deficit....
  Cumulative translation
    adjustment...........
                                  -----
    Total stockholders'
      equity.............
                                  -----
                              $
                                  -----
                                  -----

------------------------------

(a) Reflects the spin-off of Hatteras and our repayment of debt from Hatteras' spin-off proceeds. See "The Company."

(b) Reflects our debt refinancing and the related extraordinary loss of $5.7 million, for early extinguishment of debt.

(c) Reflects our acquisition of Pyramid through the issuance of new stock.

(d) Reflects the issuance of the shares offered hereby and use of the proceeds from this offering to repay debt with the resulting extraordinary loss of
    $     due to early extinguishment of debt.

    Includes the following transactions which will be recorded concurrently with this offering:

    - Awards triggered under our phantom stock plan of $      .

    - The issuance of     shares in exchange for outstanding warrants.

    - The issuance of         shares to nonmanagement employees and the
      corresponding $        charge.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those set forth under "Risk Factors" and included in other portions of this prospectus. Our fiscal year ends June 30. When we refer to years it means the twelve months ended June 30, unless otherwise indicated.

    We manufacture motorized recreational boats, and sell our products through a network of over 1,300 dealers throughout the world. We currently conduct and report our business in two segments, the recreational boat segment and the luxury yacht segment. Following the spin-off of Hatteras, we will operate only in the recreational boat segment.

RECREATIONAL BOAT SEGMENT

    Our recreational boat segment is comprised of our various high volume production line manufacturing operations. We generate revenues primarily from the sale of boats with inboard, stern drive and outboard engines. Certain of our outboard boats are sold with engines purchased from others and installed at our factories, and we refer to these as "packaged" sales. Certain other of our outboard boats are sold without the engine installed, and we refer to these sales as "non-packaged" sales. Typically these non-packaged boats are sold with engine controls and cabling, known as rigging, pre-installed at our factories. In exchange for equipping a boat in this manner, we receive a fee from the engine manufacturer whose controls and cabling we have pre-installed in the boat. For a packaged sale, our revenues and cost of products reflect the sale and related cost of the outboard engine, while for a non-packaged sale, our revenues reflect only the rigging fee. Consequently, comparable outboard boats sold packaged generate higher total revenues but a lower margin as a percentage of revenues than those sold non-packaged. Accordingly, shifts in our outboard sales mix between packaged and non-packaged can affect our revenues and margins.

    The size of the products we sell also affects our revenues and margins. Our margins generally increase as the size of the product increases. Product sales mix can also affect our margins in other ways. In a given size category, outboard products generally produce higher margins than stern drive or inboard products. In terms of revenues generated in 1999, substantially all of our aluminum product sales, and approximately one-third of our fiberglass product sales, were outboard products. Also, on a relative basis, certain of our models command premium pricing in the market, and generally produce higher margins, as compared to our other models.

    We also generate revenues from the sale of parts, accessories and clothing, and in certain circumstances from product delivery fees. Such items, however, do not have a significant impact on changes in our revenues from year to year, nor are revenues related to these items material to our total revenues.

    Cost of products and services consists of all costs related to the manufacture and assembly of our products, including material, labor and overhead costs, as well as production tooling and related tooling maintenance costs for models already in production. Also included are costs related to warranty, customer service, transportation and engineering.

    New product and technology development consists of all costs related to developing new product offerings, including all developmental engineering and tooling costs. Also included are costs related to the development of new manufacturing technologies, such as our VEC and Roplene technologies. We believe the development of new product and manufacturing technologies is a key element of our future business strategy, and with the acquisition of the VEC technology, we expect to significantly increase our new product and technology development expenses, and potentially, our expenses related to developing the non-marine commercial aspects of our new technology.

    Selling and administrative expenses consist of salaries, commissions and other costs for our sales and marketing personnel, expenses related to the development and execution of marketing concepts and materials and costs to participate in various industry retail trade shows. Also included are compensation and other expenses related to our executive, administrative, finance and management information systems personnel, fees for professional services and amortization of goodwill. We expect selling and administrative expenses to change based on our sales levels and operating performance. Under our current management incentive plan, if our operating performance exceeds targeted operating profits, our management compensation costs can increase significantly.

    In July 1999, we refinanced certain senior bank debt. With a portion of the proceeds, we repaid a $25.0 million subordinated note payable to Irwin L. Jacobs at par and on September 7, 1999, we will use additional proceeds to redeem the remaining $25.6 million of our 13.5% notes at 106.5% of par. At the time of issuance, the subordinated note payable to Irwin L. Jacobs was deemed to have a below-market interest rate, and a debt discount of $8.6 million was recorded at issuance to impute a market yield to maturity. In connection with these transactions, we will record an extraordinary loss of $5.7 million on early extinguishment of debt, including $3.7 million of unaccreted discount associated with the subordinated note. Upon completion of this offering, we will incur an additional extraordinary loss of $ million on early extinguishment of debt resulting from applications of proceeds from this offering to repay debt and charges to our operating earnings in the amounts of $ million, related to a $ million payout which will be triggered under our existing senior management phantom stock option plan and $ million, related to a stock grant planned for all of our non-management employees. See "Management--Executive Compensation."

LUXURY YACHT SEGMENT

    The luxury yacht segment consists solely of Hatteras. Immediately prior to the completion of this offering, we will spin off Hatteras to our current stockholders. Hatteras builds 55 to 65 yachts per year, the average sale price of which is approximately $1.6 million. Hatteras sells these yachts to very wealthy customers who usually are sophisticated and experienced in yachting. Unlike our recreational boat segment, which we view in terms of a production line manufacturing company, we view this segment to be much like a custom construction company. Historically, Hatteras has recognized revenue on most of its products at the time it ships a completed luxury yacht. On larger products, over 75 feet in length, Hatteras uses the percentage of completion method of revenue recognition if a retail customer has specifically ordered the yacht. Given the high cost of each yacht, the timing of product completions and shipments can have a material impact on our periodic results of operations.

RESULTS OF OPERATIONS

CONSOLIDATED BASIS

    The following table sets forth our operating results on a consolidated basis for the periods indicated. In early 1997, we changed our fiscal year end from December 31 to June 30 to better correspond with the industry's model cycle. Accordingly, the comparison of our fiscal year ended June 30, 1998 to the six month period ended June 30, 1997 is not meaningful. Information presented for the twelve months ended June 30, 1997 is unaudited.

                                                FOR THE TWELVE MONTHS                    FOR THE YEAR ENDED JUNE 30,
                                                 ENDED JUNE 30, 1997        ------------------------------------------------------
                                                     (UNAUDITED)                       1998                        1999
                                            ------------------------------  --------------------------  --------------------------
                                                                    (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenues..............................    $ 574,802           100.0%     $ 585,943         100.0%    $ 704,656         100.0%
Cost of products and services.............      486,276            84.6        480,651          82.0       567,247          80.5
                                            -------------         -----     -----------        -----    -----------        -----
    Gross profit..........................       88,526            15.4        105,292          18.0       137,409          19.5
New product and technology development....        8,372             1.5         11,292           2.0        10,996           1.6
Selling and administrative expenses.......       66,687            11.6         70,402          12.0        88,945          12.6
                                            -------------         -----     -----------        -----    -----------        -----
    Operating profit......................       13,467             2.3         23,598           4.0        37,468           5.3
Interest expense..........................      (21,937)           (3.8)       (18,702)         (3.2)      (16,098)         (2.3)
Investment and other income (loss), net...         (294)             --           (304)           --            75            --
                                            -------------         -----     -----------        -----    -----------        -----
    Income (loss) before income taxes and
      extraordinary item..................       (8,764)           (1.5)         4,592           0.8        21,445           3.0
Income tax benefit (provision)............         (635)           (0.1)          (550)         (0.1)       19,500           2.8
                                            -------------         -----     -----------        -----    -----------        -----
Income (loss) before extraordinary item...       (9,399)           (1.6)         4,042           0.7        40,945           5.8
Extraordinary loss on extinguishment of
  debt....................................           --              --         (1,184)         (0.2)           --            --
                                            -------------         -----     -----------        -----    -----------        -----
    Net income (loss).....................    $  (9,399)           (1.6)%   $    2,858           0.5%   $   40,945           5.8%
                                            -------------         -----     -----------        -----    -----------        -----
                                            -------------         -----     -----------        -----    -----------        -----

    REVENUES for 1999 and 1998 increased by 20.3% and 1.9%, respectively, over prior year comparable periods. Net revenues in 1999 were favorably affected by strong economic and industry conditions and a higher mix of packaged sales. Net revenue growth in 1998 was lower due to the discontinuation of one of our fiberglass brands.

    GROSS PROFIT MARGIN increased to 19.5% for 1999, from 18.0% for 1998 and 15.4% for 1997. These improvements were a result of higher margins in the mix of sales and increased manufacturing efficiencies. In addition, operating profit for 1999 and 1998 increased by 58.8% and 75.2%, respectively, over comparable prior year periods, and improved as a percentage of revenues to 5.3% for 1999, from 4.0% for 1998 and 2.3% for 1997.

    INTEREST EXPENSE for fiscal 1999 decreased by $2.6 million, or 13.9%, to $16.1 million from $18.7 million for 1998. The decrease in interest expense resulted from reduced average borrowings outstanding under our revolving credit facility, and the full year impact of the October 1997 refinancing of $74.4 million of our 13.5% notes. Interest expense for fiscal 1998 decreased by $3.2 million, or 14.7%, to $18.7 million from $21.9 million for 1997. This decrease in interest expense resulted from the October 1997 refinancing of $74.4 million of our 13.5% notes, and reduced debt discount accretion costs, partially offset by increased average borrowings outstanding under our revolving credit facility.

    INCOME TAX for 1999 reflects a benefit of $19.5 million. Excluding our $22.0 million reduction in the deferred tax asset valuation allowance, we would have had a tax provision of $2.5 million, resulting in an effective tax rate of 11.7%. Based on 1999 and projected future operating results, we determined it more likely than not that a portion of our deferred tax assets would be realized, and therefore reduced the related valuation allowance by $22.0 million, which is reflected in our statement of operations as an income tax benefit. We recorded no such valuation adjustments in prior periods presented. The effective tax rates for 1998 and 1997 were 12.0% and 7.3%, respectively. The effective rates differed from the statutory rates primarily as a result of net operating loss carryforwards available as offsets to otherwise due federal income tax obligations.

    NET INCOME for 1999 increased by $38.0 million to $40.9 million, from income of $2.9 million for 1998 and a net loss of $9.4 million for 1997. The improvements in our net income were primarily attributable to the recorded tax benefits for 1999 along with the increase in operating profits. Net income excluding the impact of the tax benefit would have been $18.9 million.

RECREATIONAL BOAT SEGMENT

    The following table sets forth operating results of our recreational boat segment for the periods indicated.

                                     FOR THE TWELVE
                                         MONTHS                FOR THE YEAR ENDED JUNE 30,
                                  ENDED JUNE 30, 1997   ------------------------------------------
                                      (UNAUDITED)               1998                  1999
                                  --------------------  --------------------  --------------------
                                               (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenues....................  $ 490,313      100.0% $ 505,910      100.0% $ 614,406      100.0%
Cost of products and services...    408,559       83.3    407,554       80.6    492,534       80.2
                                  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit................     81,754       16.7     98,356       19.4    121,872       19.8
New product and technology
  development...................      7,607        1.5      9,224        1.8      9,592        1.5
Selling and administrative
  expenses......................     57,217       11.7     61,531       12.1     76,332       12.4
                                  ---------  ---------  ---------  ---------  ---------  ---------
    Operating profit............  $  16,930        3.5% $  27,601        5.5% $  35,948        5.9%
                                  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

    REVENUES for 1999 increased by $108.5 million, or 21.4%, to $614.4 million from $505.9 million for 1998, reflecting solid increases across all of our brands both in terms of boats sold and average price per boat sold. Revenues in 1999 from sales of fiberglass products increased 17.9% from 1998, while revenues from sales of aluminum products increased 36.1%. The increase in our average price per boat sold was primarily the result of an increase in sales of products greater than 30 feet in length. In addition, our overall increase in the number of boats sold included a greater percentage of packaged outboard boats being sold compared to 1998, a trend which also contributed to our revenue increase for 1999.

    COST OF PRODUCTS AND SERVICES for 1999 increased by $84.9 million, or 20.9%, to $492.5 million from $407.6 million for 1998, but decreased as a percentage of revenues to 80.2% for 1999 from 80.6% for 1998. The increase in dollars was a direct result of increased sales as well as a higher percentage of sales of packaged outboard boats. The improvement in the percentage resulted primarily from improved margins related to a more favorable product mix, partially offset by the effect of our increased sales of packaged outboard boats.

    NEW PRODUCT AND TECHNOLOGY DEVELOPMENT costs for 1999 increased by $400,000, or 4.0%, to $9.6 million from $9.2 million for 1998, and were 1.5% of revenues for 1999, a decrease from 1.8% for 1998. This decrease in percentage was attributable to particularly high expenses in 1998 related to development of new product offerings over 30 feet in length. These costs in 1999 related primarily to various new product development initiatives, and to the development of our VEC technology. We expect product and technology development costs to increase further in 2000 as we continue our development of the VEC and Roplene technologies.

    SELLING AND ADMINISTRATIVE EXPENSES for 1999 increased by $14.8 million, or 24.1%, to $76.3 million from $61.5 million for 1998, and increased as a percentage of revenues to 12.4% for 1999, from 12.1% for 1998. This increase was attributable primarily to management incentive compensation and bonus awards that increased by $14.5 million over the prior year, as a result of significantly exceeding our operating performance goals for the year.

    OPERATING PROFIT for 1999 increased by $8.3 million, or 30.2%, to $35.9 million from $27.6 million for 1998, and increased as a percentage of revenues to 5.9% for 1999, from 5.5% for 1998. This increase was attributable to a 21.4% increase in sales, favorable product mix and improved margins, offset by increased management compensation costs.

YEAR ENDED JUNE 30, 1998 COMPARED TO UNAUDITED TWELVE MONTHS ENDED JUNE 30, 1997

    Effective June 2, 1997, we changed our fiscal year end from December 31 to June 30, and reported a transitional audited fiscal year covering the six month period from January 1 to June 30, 1997. As a result, the comparison of our fiscal year ended June 30, 1998 to the six month period ended June 30, 1997 is not meaningful. For purposes of the following discussion, we will compare our results of operations for 1998 to our unaudited results of operations for the twelve months ended June 30, 1997.

    REVENUES for 1998 increased by $15.6 million, or 3.2%, to $505.9 million from $490.3 million for 1997. The increase in revenues was attributable to an increase in the average price per boat sold. Excluding net revenues of $10.3 million of a fiberglass product line which we closed in 1997, the increase in revenues for 1998 would have been 5.4%.

    COST OF PRODUCTS AND SERVICES for 1998 decreased by $1.0 million, or 0.2%, to $407.6 million from $408.6 million for 1997, and decreased as a percentage of revenues to 80.6% for 1998 as compared to 83.3% for 1997. This decrease resulted primarily from improved margins related to product mix. Excluding costs associated with the discontinued fiberglass product line, the costs would have increased by $11.5 million and would have compared to costs as a percentage of revenues of 82.5% for 1997.

    NEW PRODUCT AND TECHNOLOGY DEVELOPMENT costs for 1998 increased by $1.6 million, or 21.3%, to $9.2 million from $7.6 million for 1997, and at 1.8% of revenues for 1998, were increased from 1.5% for 1997. This increase was attributable to particularly high expenses in 1998 related to increased development of new products over 30 feet in length.

    SELLING AND ADMINISTRATIVE EXPENSES for 1998 increased by $4.3 million, or 7.5%, to $61.5 million from $57.2 million for 1997, and at 12.1% of revenues for 1998, were increased from 11.7% for 1997. This increase was attributable to increased variable selling and marketing expenses and increased management incentive compensation. Excluding costs associated with the discontinued fiberglass product line, these costs would have increased by $6.3 million and would have compared to costs as a percentage of revenues of 11.5% for 1997.

    OPERATING PROFIT for 1998 increased by $10.7 million, or 63.0%, to $27.6 million from $16.9 million for 1997, and increased as a percentage of revenues to 5.5% for 1998, from 3.5% for 1997. Excluding the impact of the product line discontinuation, operating profit would have increased by $6.5 million and would have compared to operating profit as a percentage of revenues of 4.4% for 1997. This increase was attributable to increased sales, and improved product margins.

SEASONALITY AND FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

    Various factors, including seasonality, can contribute to fluctuations in our revenues and costs for our recreational boat segment and in our operating earnings by quarter.

    As is typical in the boating industry, we undergo a model year changeover during the period from June to August, during which time we convert our manufacturing facilities to production of new models. Margins during our first fiscal quarter are adversely affected by the additional costs and production inefficiencies associated with this model year changeover. We have begun to introduce certain new models throughout the year to minimize the impact of model year changeover costs.

    On a relative basis, our revenues reach their highest levels during the third and fourth quarters of the year, due primarily to the onset of the peak retail selling season for our products. However, we attempt to smooth our production levels by offering financial incentives to our dealers to take delivery of our product at a relatively constant rate throughout the year. Costs related to such dealer incentives are generally heaviest during the first and second quarters of our fiscal year.

    We host various dealer conferences during the period from July to August to introduce our new product offerings. In addition, we provide financial assistance, in the form of cooperative marketing incentives earned on their purchases of our product, to our dealers who participate in various retail trade shows throughout the year. These retail trade shows are most heavily concentrated in the months of January to March, or directly preceding the peak spring retail season. Selling and marketing expenses related to these efforts are more significant during our first and third fiscal quarters.

    The following table sets forth certain quarterly historical financial information for the past three fiscal years. Operating results achieved for any quarter do not necessarily indicate what operating results for any future period may be.

                                                                             FOR THE QUARTER ENDED,
                                                               --------------------------------------------------
                                                               SEPTEMBER 30  DECEMBER 31    MARCH 31    JUNE 30
                                                               ------------  ------------  ----------  ----------
                                                                     (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
1997
Net revenues.................................................   $  128,419    $  126,075   $  114,085  $  121,734
Percent of total annual segment revenues.....................         26.2%         25.7%        23.3%       24.8%
Gross profit.................................................       19,343        21,179       18,016      23,216
Operating profit.............................................        3,452         4,331        1,551       7,596

1998
Net revenues.................................................   $  115,203    $  118,284   $  132,354  $  140,069
Percent of total annual segment revenues.....................         22.8%         23.4%        26.2%       27.6%
Gross profit.................................................       19,795        20,610       25,915      32,036
Operating profit.............................................        4,793         4,552        6,484      11,772

1999
Net revenues.................................................   $  127,115    $  143,571   $  159,670  $  184,050
Percent of total annual segment revenues.....................         20.7%         23.4%        26.0%       29.9%
Gross profit.................................................       21,994        26,529       30,760      42,589
Operating profit.............................................        3,428         9,727        9,134      13,659

LUXURY YACHT SEGMENT

    The following table sets forth operating results for the periods indicated of our luxury yacht segment, which we will spin-off to our current stockholders immediately prior to the consummation of this offering.

                                                          FOR THE TWELVE
                                                           MONTHS ENDED                FOR THE YEAR ENDED JUNE 30,
                                                          JUNE 30, 1997        --------------------------------------------
                                                           (UNAUDITED)                 1998                    1999
                                                       --------------------    --------------------    --------------------
                                                                      (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenues.........................................  $   84,489     100.0%   $   80,033     100.0%   $   90,250     100.0%
Cost of products and services........................      77,717      92.0        73,097      91.3        74,713      82.8
                                                       ----------    ------    ----------    ------    ----------    ------
  Gross profit.......................................       6,772       8.0         6,936       8.7        15,537      17.2
New product and technology development...............         765       0.9         2,068       2.6         1,404       1.5
Selling and administrative expenses..................       9,470      11.2         8,871      11.1        12,613      14.0
                                                       ----------    ------    ----------    ------    ----------    ------
  Operating profit (loss)............................  $   (3,463)     (4.1)%  $   (4,003)     (5.0)%  $    1,520       1.7%
                                                       ----------    ------    ----------    ------    ----------    ------
                                                       ----------    ------    ----------    ------    ----------    ------

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

    REVENUES for 1999 increased by $10.3 million, or 12.8%, to $90.3 million from $80.0 million for 1998. The increase in revenues was primarily attributable to an increase in the average price per boat, due largely to the elimination of product offerings in this segment under 50 feet in length.

    COST OF PRODUCTS AND SERVICES for 1999 increased by $1.6 million, or 2.2%, to $74.7 million from $73.1 million for 1998, but decreased as a percentage of revenues to 82.8% for 1999 from 91.3% for 1998. The improvement over 1998 was attributable to reduced overhead, improved efficiencies and less product discounting.

    NEW PRODUCT AND TECHNOLOGY DEVELOPMENT costs for 1999 decreased by $700,000, or 32.1%, to $1.4 million from $2.1 million for 1998, and at 1.5% of revenues for 1999, were decreased from 2.6% for 1998. This decrease was attributable to a narrowing of our product offerings resulting in lower expenditures.

    SELLING AND ADMINISTRATIVE EXPENSES for 1999 increased by $3.7 million, or 42.2%, to $12.6 million from $8.9 million for 1998, and increased as a percentage of revenues to 14.0% for 1999, from 11.1% for 1998. This increase was attributable primarily to increased costs related to the testing of a new marketing initiative for luxury yacht ownership, incentive compensation resulting from exceeding our operating performance goals for 1999, increased legal expenses, expenses related to Y2K preparation efforts and increased variable selling and marketing costs.

    OPERATING PROFIT for 1999 increased by $5.5 million, to $1.5 million from a loss of $4.0 million for 1998. The improvement resulted from increased revenues and improved margins, partially offset by increased selling and administrative expenses.

YEAR ENDED JUNE 30, 1998 COMPARED TO UNAUDITED TWELVE MONTHS ENDED JUNE 30, 1997

    REVENUES for 1998 decreased by $4.5 million, or 5.3%, to $80.0 million from $84.5 million for 1997. The decrease in revenues, on unit sales that were essentially even between years, was primarily attributable to increased dealer incentives intended to reduce product in our dealer pipeline.

    COST OF PRODUCTS AND SERVICES for 1998 decreased by $4.6 million, or 5.9%, to $73.1 million from $77.7 million for 1997, and decreased as a percentage of revenues to 91.3% for 1998 as compared to 92.0% for 1997. This decrease resulted primarily from improved margins related to product mix.

    NEW PRODUCT AND TECHNOLOGY DEVELOPMENT costs for 1998 increased by $1.3 million, to $2.1 million from $800,000 for 1997, and at 2.6% of revenues for 1998, were increased from 0.9% for 1997. This increase was attributable to particularly high expenses in 1998 related to increased development of new products, and to the capitalization of certain of these expenditures in 1997.

    SELLING AND ADMINISTRATIVE EXPENSES for 1998 decreased by $600,000, or 6.3%, to $8.9 million from $9.5 million for 1997, and at 11.1% of revenues for 1998, were decreased from 11.2% for 1997. The decrease was attributable to decreased variable selling and marketing expenses and decreased incentive compensation costs.

    OPERATING PROFIT for 1998 decreased by $500,000, or 15.6%, to a loss of $4.0 million from a loss of $3.5 million for 1997. The change between years was primarily attributable to increased dealer incentive costs as mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities for 1999 increased by $35.2 million, to $50.7 million from $15.5 million for 1998. Total cash provided by operating activities for 1999 consisted of $28.2 million generated by our operating results, net of non-cash charges and other items, and $22.5 million generated from changes in working capital items. Working capital at June 30, 1999 totaled $41.5 million, including cash and cash equivalents of $24.9 million, as compared to working capital of $29.7 million at June 30, 1998, including cash and cash equivalents of $2.7 million. The change in working capital, excluding cash, represented a decrease of $10.4 million for fiscal 1999, and resulted primarily from increased accounts payable and accrued liabilities.

    Cash used in investing activities for 1999 increased by $16.5 million, to $20.3 million from $3.8 million for 1998. The increase for 1999 was primarily attributable to the cash component of the total consideration paid for acquisitions and increased capital expenditures. We used $500,000 for Logic Marine, $5.2 million for Horizon, and $2.2 million for our initial investment in Pyramid. In addition, we realized $900,000 from the sale of a closed manufacturing facility and certain other equipment in 1999, and in 1998 we realized $4.2 million from the sale of a note receivable.

    Capital expenditures for 1999 increased by $4.8 million, to $12.9 million, from $8.1 million for 1998, and included approximately $2.1 million of incremental expenditures related to computer hardware and software primarily related to our Y2K preparations. We anticipate that capital expenditures for 2000 will be approximately $25.0 million, including approximately $12.0 million to construct and equip our new manufacturing facility, including the purchase of certain robotic equipment and computerized tooling and design equipment related to our VEC technology. The remaining expenditures will be principally for the purchase of manufacturing and transportation equipment. We expect to fund these expenditures through operations and available bank borrowings.

    Cash used in financing activities for 1999 decreased by $5.1 million, to $8.3 million from $13.4 million for 1998. We repaid $12.0 million under our old senior bank term loan during 1999, $6.0 million of which was a voluntary pre-payment under that agreement. In addition, we completed a $4.0 million industrial development bond financing arrangement in connection with our acquisition of and certain planned improvements for our newly acquired NOVA facility.

    During 1999, our old senior bank credit facility, which was due to expire in June 2000, consisted of a $35.0 million revolving credit facility, a $15.0 million term loan facility and a $23.0 million letter of credit facility. Weighted average borrowings outstanding under the old revolving credit facility during 1999 were approximately $14.5 million. At June 30, 1999, we had $35.0 million of availability under the old revolving credit facility, approximately $3.6 million of availability under the old letter of credit facility and we had prepaid and terminated the old term loan facility in its entirety. As of June 30, 1999, we were in compliance with all covenants under our credit facility, except the capital expenditure requirement, with such non-compliance effectively being waived upon our arrangement of our new senior bank credit facility. See Note 5 to our Consolidated Financial Statements.

    On July 30, 1999, we arranged a new senior bank credit facility, which expires in June 2002, consisting of a $29.0 million revolving credit facility, a $45.0 million term loan facility and a $21.0 million letter of credit facility, secured by substantially all of our assets. Borrowings under the new revolving credit facility are intended for general corporate and working capital purposes and to redeem $5.6 million of our remaining 13.5% notes. We borrowed $25.0 million under our new senior term loan and immediately repaid a $25.0 million subordinated note held by Irwin L. Jacobs, our Chairman. We will borrow an additional $20.0 million under our new senior term loan and approximately $7.0 million under our new revolving credit facility, which will be used to redeem the remaining $25.6 million of our 13.5% notes due 2001 at 106.5% of par, on September 7, 1999. Aggregate borrowings and outstanding letters of credit under the new senior credit facility are limited to eligible receivables, eligible inventories and eligible property, plant and equipment.

    Our new senior credit facility contains covenants which, among other things, restrict or limit our ability to incur other indebtedness, engage in transactions with affiliates, incur liens, make certain restricted payments, and enter into certain business combinations and asset sale transactions. The new senior credit facility also requires that we satisfy certain financial tests and ratios and restricts capital expenditures. In addition, the new senior credit facility contains provisions which may require accelerated repayment of our borrowings and/or limit our access to the facility upon the incurrence of specific events or significant changes in our financial condition, business, properties, prospects or operations.

    We also have $60.0 million currently outstanding under our subordinated term loan facility, which expires in October 2002. We used borrowings under this facility to repurchase $60.0 million aggregate principal amount of our 13.5% notes in October 1997. Borrowings under the subordinated term loan facility are secured by a second interest in our assets, and by letters of credit backed by certain of our stockholders. In consideration for providing these letters of credit, we issued warrants to the stockholders providing the letters of credit.
We issued a total of             warrants with a fair value at the date of
issuance of approximately $1.7 million. This has been reflected as debt issuance costs and as additional paid-in capital in the accompanying balance sheets. This debt issuance cost is being amortized over a period extending through October 2002. It is expected that these warrants will be exchanged for an aggregate of shares of common stock at the time of the offering. In addition, we reimburse these stockholders for the costs they incur in maintaining these letters of credit. Such amount was approximately $1.0 million in 1999.

    Immediately prior to the completion of this offering, we plan to divest Hatteras through a spin-off to our current stockholders. Hatteras will borrow
$   million under a separate bank credit facility to repay its intercompany debt
to us. We will use such proceeds to repay $   million of the $45.0 million
outstanding under our new senior term loan. In connection with this transaction, we will provide a one-year guarantee, in the amount of $5.0 million, in support of Hatteras' credit facility.

    We anticipate net proceeds from this offering to be approximately
$      million. Among other uses, we plan to use such proceeds to repay the
remaining $    million outstanding under our new senior term loan and $
million outstanding our subordinated term loan facility. These repayments will substantially reduce our leverage, decrease our interest expense and reduce our risk related to future increases in interest rates.

    As a result of our historical operating losses, we have net operating loss carry-forwards of approximately $146.0 million available as of June 30, 1999 to offset against future income tax obligations.

    We participate in certain dealer inventory floor plan financing arrangements with various financial institutions pursuant to which we may be required to repurchase products previously sold to a particular dealer in the event of default by that dealer. Repurchased inventory totaled $1.4 million during the six months ended June 30, 1997, $4.5 million in the year ended June 30, 1998 and $3.4 million in the year ended June 30, 1999. As of June 30, 1999, we were contingently liable under these agreements to repurchase products in the aggregate amount of $13.8 million. Historically we have been successful in reselling substantially all repurchased products at a slight discount to our repurchase costs.

    We attempt to comply with existing and/or new regulations and requirements regarding environmental matters prior to mandated dates of compliance. We are currently conducting site remediation and site investigations, where necessary. We have provided reserves, where appropriate, in amounts we believe to be adequate to cover estimated costs related to such regulatory compliance.

    We continuously evaluate our existing operations and investigate possible strategic acquisitions to complement existing product lines, expand geographic penetration in the marketplace and strengthen technological capabilities. Accordingly, while we do not have any arrangement, commitment or understanding with respect to any particular transaction, future acquisitions, investments and changes in operations are possible.

    We require substantial cash flow to fund our seasonal working capital and capital spending requirements, and the repayment of our various debt obligations. Our operating performance continues to be critical in meeting these cash flow requirements. We believe that cash flow generated from operations, borrowing capacity under our senior revolving credit facility and proceeds from this offering will provide sufficient liquidity to fund these obligations in the foreseeable future.

YEAR 2000

    We initiated a project in early 1998 to identify and remediate potential Year 2000 problems. The project included an extensive review of our operations, encompassing both information technology and non-IT systems, as well as our vendor, supplier and customer/dealer networks. The purpose of the project was to safeguard us from any potential, material adverse impact caused by Y2K, including any significant disruption of our operations or any failure or malfunction of our products due to Y2K-related defects.

    Although there can be no assurance that a currently unforeseen Y2K-related issue will not arise and generate a material adverse impact on our operations or products, we believe that we have identified all potential, significant Y2K issues and have implemented appropriate remedial action. We further believe that our internal operating systems, including both IT and non-IT systems, are either currently Y2K compliant or that the corrective actions remaining to bring such systems into compliance will be completed appropriately in advance of January 1, 2000.

    Like most manufacturing companies, we depend on an extensive network of third parties for critical supplies, raw materials and services. Similarly, our products are sold through an extensive network of third party dealers. We have contacted our most important vendors and dealers, specifically those vendors and dealers which could exert a material adverse impact on us if they were to have Y2K-related problems. Although there can be no assurance that these vendors and dealers have adequately assessed all of their potential Y2K issues, we have received assurance from all of our engine suppliers and most of our other major vendors that Y2K does not present a significant risk. In those instances where we have not received reasonable assurance that a particular vendor or dealer will be Y2K compliant, contingency plans, including alternative sources or stockpiling in anticipation of future requirements, have been or are being developed.

    At the inception of our Y2K project in 1998, we engaged the services of an outside consulting firm specializing in Y2K compliance efforts to review and assess our Y2K efforts. We have upgraded or replaced hardware and software systems, including non-IT systems with embedded chip technology, where necessary. Additional costs have been incurred to test both existing and newly installed or upgraded systems. We estimate that the cost of our Y2K-related activities, beginning in early 1998 and extending into the current year, will be approximately $3.3 million. Of the total estimated cost, approximately $2.6 million has been spent to date.

    We believe that we have identified and corrected potential Y2K problems throughout our key operating systems and that we will not experience any material adverse impact as a result of Y2K. We further believe that our most likely worst case Y2K scenario is a temporary disruption (defined as ranging from several hours to less than one week) of our production capability. The economic consequences of such a temporary production disruption, while undesirable, would not be material. However, because of the complexity and potential unforeseen ramifications of the Y2K issue, and our necessary reliance on third party vendors and dealers, there can be no assurance that the actual consequences of Y2K-related problems will not be material to our operations.

MARKET RISK

    We are exposed to various market risks, including changes in interest rates and pricing on certain commodity raw materials. We do not enter into derivatives contracts or other financial instruments for trading or speculative purposes.

INTEREST RATES

    We rely on long-term variable and fixed rate debt in our capital structure. We do not currently have in place interest rate caps in connection with the floating-rate balance of our interest-sensitive liabilities. Our outstanding interest-sensitive financial instruments as of June 30, 1999, are reflected in
Note 5 of the Notes to the Consolidated Financial Statements.

    At June 30, 1999, the carrying value of our fixed rate debt was approximately $5.8 million less than its fair value. Market risk related to our fixed rate debt is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, and amounts to approximately $1.5 million. Market risk related to our variable rate debt is estimated as the potential decrease in pre-tax earnings resulting from a hypothetical one-half percent increase in interest rates. If interest rates rise immediately by one-half percent, pre-tax earnings will decrease by approximately $500,000 in 2000.

MATERIALS

    Certain commodity raw materials, such as aluminum, fiberglass and resin, used in the manufacture of our products are subject to pricing volatility. We do not engage in hedging activities, although at times we enter into contracts which are subject to quarterly price adjustments. We generally secure our commodity raw material requirements through fixed-price supply agreements which run for one- to three-year periods.

                                    BUSINESS

OVERVIEW

    We are the second largest manufacturer of motorized recreational boats in the world. We produce boats under the leading brand names of AQUASPORT, CARVER, CRESTLINER, GLASTRON, LARSON, LOGIC, LUND, NOVA, RANGER, SCARAB, TROJAN and WELLCRAFT. We sell our products through an established network of approximately 1,300 independent authorized dealers in all 50 states and approximately 30 foreign countries. We have recently introduced new technologies to our manufacturing processes that allow us to produce higher quality boats more efficiently and with fewer regulated air emissions. We believe our innovations have positioned us to enter new markets and substantially increase our market share in the recreational boating industry.

    Since 1996, when we installed our current management team, we have focused on improving our operations and profitability. Our management team has improved our manufacturing efficiency, refined our current products and evaluated future product offerings. We have also increased coordination among our business units and incentivized our entire management team to accomplish key strategic goals.

INDUSTRY OVERVIEW

    Total U.S. retail sales of new motorized recreational boats were approximately $7.5 billion in 1998 increasing from $4.1 billion in 1992. We believe that sales of recreational power boats have grown steadily since 1971, except for the 1989 to 1992 time frame. During that four-year period, the effects of a recession, the imposition of a luxury tax, and other adverse political and economic events had a material adverse impact on sales of all boats, but particularly in the upper end of the segment including cruisers and luxury yachts.

    Sales trends in the recreational boating industry are influenced by several factors, including general economic growth, consumer confidence, spending habits and household income and net worth levels. Interest rates and fuel prices also have a direct impact on boat sales, as well as demographic trends at the local, regional and national level. Competition from other leisure and recreational activities, such as vacation properties and travel, can also affect sales of recreational boats.

    We believe the upturn in the industry from 1992 to 1998 has been fueled by the overall strength of the U.S. economy and the rapid growth in the wealth and number of consumers from the baby-boomer generation, as well as demand for boats from the estimated 35 million adult anglers in the U.S. Our target market is the 35 to 54 age group, which overlaps with the baby-boomer population. Although individuals in our target age group account for only 36% of the U.S. population over age 16, they account for over 50% of the discretionary income and represent the fastest growing segment of the U.S. population, growing at a 2.5% annual rate.

    We believe that we are uniquely positioned to take advantage of the following conditions, which continue to characterize the industry, despite its recent growth:

    - Labor-intensive manufacturing processes which remain largely unautomated;

    - Increasingly strict environmental standards derived from governmental regulations and customer sensitivities;

    - A lack of focus on coordinated customer service and support by dealers and manufacturers; and

    - A high degree of fragmentation and competition among more than 3,700 recreational boat manufacturers.

STRATEGY

    Our operating strategy emphasizes our new proprietary technologies, allowing us to:

    - DELIVER A SUPERIOR QUALITY PRODUCT. Our commitment to building high quality boats has resulted in our acquiring new manufacturing technologies that we believe will yield boats of increased durability, structural integrity and consistency. We began producing VEC boats on a limited basis in early 1999, and we expect to integrate VEC systems into all our fiberglass operations for boats under 30 feet over the next two years. We plan to use our VEC process to produce premium quality boats carrying a limited lifetime warranty. Our Roplene construction technology has enabled us to produce high quality recyclable polyethylene boats, which also carry a limited lifetime warranty. We market these boats as the World's Toughest Boat-TM-, at a discount to the typical sales price of comparable entry-level fiberglass boats.

    - LOWER UNIT COSTS THROUGH INCREASED AUTOMATION IN OUR PLANTS. Based on our experience to date, we expect the increased automation and process controls associated with our new manufacturing processes to significantly reduce our labor, quality control and warranty costs. We also hope to reduce costs by shortening our product changeover and new product development time frames.

    - EXCEED CURRENT ENVIRONMENTAL QUALITY STANDARDS FOR MANUFACTURERS IN OUR INDUSTRY. Our new VEC and Roplene technologies enable us to produce boats with significantly less regulated air emissions than traditional processes. Traditional open-mold processes produce air emissions, particularly styrene, that are regulated by the government. Boat production can be limited by these regulations. Our new technologies eliminate a substantial amount of these emissions, thereby producing a cleaner and safer work environment, which will allow us to produce more boats at existing facilities. We believe that consumers and governmental regulators alike will react positively toward these advances in manufacturing, and that our facilities which operate with these technologies will be among the leaders in creating cleaner and safer work environments in our industry.

    - LEVERAGE OUR BUYING POWER THROUGH ECONOMIES OF SCALE. We are the largest motorized recreational boat manufacturer that does not manufacture its own engines. We believe this positions us as the largest third party customer of our major engine suppliers. We intend to continue seeking the most advantageous purchasing arrangements from these suppliers, while continuing to expand and maintain strong relationships with other engine suppliers from whom we purchase engines. We are also a significant consumer of fiberglass materials, and we intend to capitalize on our relationships with fiberglass suppliers to help us commercialize the VEC technology in areas outside our own uses. As we grow, our production volume should allow us to continue to seek additional benefits from suppliers.

    - EXPLORE OPPORTUNITIES TO LICENSE OR DEVELOP OTHER APPLICATIONS OF VEC TECHNOLOGY. We believe the VEC technology has broad potential for commercial application in areas other than fiberglass boat construction. We intend to market the technology for application to other marine products that do not compete with our business, and to develop its use, through licensing arrangements or with other partners, in areas outside the marine industry, including the transportation, automotive aftermarket, building and construction and other recreation industries.

    Our marketing strategy seeks to increase market share by enabling us to:

    - LEVERAGE OUR BRAND NAMES THROUGH INNOVATIVE MARKETING INITIATIVES WITH STRATEGIC PARTNERS. We have developed unique marketing programs with strategic partners to increase our exposure in the boating industry. These programs are designed to assist our dealers and each of our manufacturing facilities by promoting our products, and cross-marketing other products with companies that market to a similar customer base. Our RANGER boats, for example, serve as the manufacturer sponsor for the Wal-Mart FLW Tournament, a leading professional bass fishing tour that is televised nationally on ESPN. We will also sponsor the Ranger Boats Millenium Tournament (M1)(SM), scheduled for a live nationwide broadcast on the Fox Television Network in November 1999. We believe our participation in these tournaments has helped establish RANGER as the premier bass fishing boat product. We intend to apply the RANGER strategy to certain other boat products such as Lund and Crestliner. Accordingly, we will sponsor the RLC (Ranger, Lund, Crestliner) tournament in June 2000. We also partner with others, including CITGO, various engine manufacturers, dealer finance companies and other organizations, to supplement our sales efforts through cross-marketing efforts and promotions.

    - EXPAND OUR INTERNATIONAL PRESENCE BY CONTINUING TO BUILD DEDICATED SALES, MARKETING AND DISTRIBUTION SYSTEMS. Historically, our international sales have not been significant in relation to our overall sales, and we have traditionally relied on independent sales representatives to market our products. In 1998, recognizing the opportunity for international growth, we appointed a director of international sales and added a dedicated international sales and support department. We currently have relationships with more than 200 international dealers. We have arranged for floor plan financing agreements or credit insurance in most of the foreign markets we serve. We believe that our dedicated sales force, a stronger international dealer network and our increased commitment to the international market for motorized recreational boats will enable us to substantially increase our presence in the international market place.

    - STRENGTHEN OUR DEALER ORGANIZATION THROUGH EXPANDING OUR NETWORK AND PROVIDING SUPERIOR CUSTOMER SERVICE AND SUPPORT. We have a distribution network of over 1,300 dealers located throughout the United States and internationally. We also seek to capitalize on our strong dealer network by educating our dealers on the sales and servicing of our products and helping them provide more comprehensive customer service, with the goal of increasing customer satisfaction, customer retention and future sales. We provide promotional and incentive programs to help our dealers increase product sales. We intend to continue to strengthen our dealer network and build brand loyalty with both dealers and customers.

    As part of our overall strategy, we will also consider and make strategic acquisitions in order to:

    - COMPLEMENT OUR EXISTING PRODUCT LINES, EXPAND OUR GEOGRAPHIC PRESENCE IN THE MARKETPLACE AND STRENGTHEN OUR TECHNOLOGICAL CAPABILITIES. Historically, we have expanded our business and product lines through strategic acquisitions, including three during the past year. As a result of our recent acquisitions, we have expanded into a new market for entry-level boats with our Roplene technology, positioned our company to exploit the VEC technology in the fiberglass business, and gained the opportunity to expand our aluminum boat manufacturing presence in the southern United States with our Horizon acquisition. We will continue to evaluate acquisition opportunities that allow us to expand our geographic reach, improve our technology, or strengthen our brand offerings.

PRODUCTS

    We believe that we offer the most comprehensive range of product lines of motorized recreational boats in the industry. In particular, we seek to distinguish ourselves by offering a wide range of products to the fishing boat market and the family recreational market, as well as many smaller niche markets.

    The following table provides a brief description of each of our brands and its particular market focus:

       BRAND
      AND YEAR         NUMBER OF    OVERALL      APPROXIMATE RETAIL
    ESTABLISHED         MODELS       LENGTH          PRICE RANGE                            DESCRIPTION
--------------------  -----------  ----------  -----------------------  ---------------------------------------------------
Aquasport (1964)          12        16'-27'         $12,700 to $93,000  Fiberglass offshore fishing boats. Designed for offshore and big-inland water use by dedicated
                                                                        experienced fishermen and promoted through our
                                                                        sponsorship of professional offshore fishing teams.

Carver (1954)             13        32'-53'       $125,000 to $750,000  Fiberglass, wide-beam, accommodation-focused cruisers. Marketed to experienced boat owners
                                                                        through trade magazines and boat show exhibitions.

Crestliner (1946)         43        12'-24'            $500 to $35,000  Aluminum fish'n ski, narrow-beam sportfishing cruisers, utility, bass and fishing boats, pontoons
                                                                        and deckboats. Marketed to entry-level family
                                                                        fishing and boating enthusiasts with
                                                                        industry-leading warranty.

Glastron (1956)           21        16'-24'          $6,000 to $49,000  Fiberglass runabouts, narrow-beam cruisers and performance boats. Encompasses affordable,
                                                                        entry-level to mid-range sportboats. Marketed as
                                                                        high value runabouts for family groups.

Larson (1913)             23        16'-33'         $6,000 to $150,000  Fiberglass runabouts, wide-beam and narrow-beam cruisers and deckboats. Marketed to the high-end of
                                                                        the largest segment of the powerboat market.

Logic (1994)              16        12'-21'          $1,800 to $25,000  Low-cost, entry-level polyethylene fishing and utility boats. Marketed as the World's Toughest
                                                                        Boats-TM- to entry-level boat buyers.

Lund (1948)               60        12'-22'          $1,000 to $35,000  Premium aluminum fishing boats ranging from basic utility models to tournament models. Marketed
                                                                        through alliances with professional fishing
                                                                        community.

Nova (1999)               45        10'-25'            $500 to $22,000  Aluminum utility boats, bass boats, pontoons and deck boats. Marketed to price-conscious and
                                                                        first-time boat buyers.

       BRAND
      AND YEAR         NUMBER OF    OVERALL      APPROXIMATE RETAIL
    ESTABLISHED         MODELS       LENGTH          PRICE RANGE                            DESCRIPTION
--------------------  -----------  ----------  -----------------------  ---------------------------------------------------
Ranger (1968)             47        16'-25'         $10,000 to $60,000  Fiberglass and aluminum bass, multi-species and saltwater fishing boats. Marketed to professional
                                                                        and other experienced fishermen through sponsorship
                                                                        of fishing tournaments and alliances with
                                                                        professional fishing circuits.

Trojan (1961)              4        32'-44'       $100,000 to $450,000  Fiberglass express cruisers. Marketed to youthful, affluent boaters.

Wellcraft (1955)          38        16'-45'        $11,500 to $395,000  Fiberglass runabouts, wide-beam sport and performance cruisers, SCARAB performance boats and
                                                                        fiberglass offshore fishing boats. Promoted through
                                                                        sponsorship of professional offshore racing
                                                                        competitions and drivers.

TECHNOLOGY

    FIBERGLASS MANUFACTURING TECHNOLOGY AND PROCESSES

    For the past fifty years, essentially the same technologies and processes have been used to produce fiberglass boats. The most common method is open-face molding which is usually a labor-intensive, manual process whereby employees hand spray and apply fiberglass and resin in layers on open molds to create boat hulls, decks, stringers and other smaller fiberglass components. This process can result in inconsistencies in the size and weight of parts, which may lead to high warranty costs. Open-face molding is typically capable of producing one hull per mold during a work day.

    The hand spraying of the resin and fiberglass in the open-face molding method creates styrene emissions and is subject to regulation by OSHA and the U.S. EPA and its state counterparts. OSHA standards limit the amount of styrene emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation systems. The EPA and its state counterparts restrict the approved levels of styrene emissions in a particular plant's air emissions facility permit.

    Since the early 1990s, we have been exploring new technologies to improve labor efficiencies, product quality and plant working conditions. Eighteen months ago, we combined efforts with Pyramid Operating Systems, Inc. to continue the development of a new injection molding manufacturing process, called Virtual Engineered Composites-TM- or VEC-TM-, in which Pyramid had already invested over $12.0 million. We have spent an additional $1.7 million to help develop the VEC technology. We currently own a minority interest in Pyramid and will acquire the remaining shares of Pyramid when we complete this offering.

    The VEC technology is designed to improve all major aspects of the existing fiberglass open-faced molding process currently used by numerous industries, including the boat manufacturing industry. In the VEC process, the production of the fiberglass parts is accomplished through a closed-mold process which substantially reduces styrene emissions. The VEC manufacturing process provides a high degree of automated manufacturing of fiberglass products with relatively low capital investment. We believe that the VEC technology, has the potential to become the standard for fiberglass manufacturing in both marine and non-marine industries.

    The VEC operating system consists of integrated software and hardware that manage the entire lamination process, including equipment, resins and process. Each facility that contains a VEC cell will be connected by dedicated digital phone lines to a remote monitoring facility where our technical experts are available 24 hours a day, 7 days a week to provide advice and technical assistance as necessary. The VEC operating process also includes a patented low-cost flexible mold system enabling us to produce a variety of parts economically. This mold system utilizes a thin composite skin in the shape of the part mounted on a water-filled pressure vessel. This composite skin can be rapidly fabricated and is readily changeable, thereby significantly improving the speed and cost of prototyping new parts. The essential advantages of the VEC operating system are that it enables the manufacturer to control the key elements of the molding process, lower unit manufacturing costs through labor savings, eliminate structural inconsistencies and variances, produce stronger products, and substantially reduce styrene emissions inherent in the open-faced lamination process.

    The following table illustrates the potential advantages of the new VEC technology compared to a typical open-faced molding process:

                                                 VEC-TM- VERSUS
CHARACTERISTIC                                  OPEN-FACE MOLDING                    IMPLICATION
---------------------------------------------  -------------------  ---------------------------------------------
Tensile Modulus (overall strength)(psi)......  15% Stronger(1)      Stronger composite, allowing for lower weight
                                                                    parts and reduced warranty costs; uses less
                                                                    resin reducing materials cost

Part Weight Variability (lbs.)...............  80% Less(2)          Increased product consistency, easier to
                                                                    assemble, helps reduce warranty costs

Designed Part Weight (lbs.)..................  20% Lighter(3)       Lower weight parts, less resin so lower
                                                                    materials costs

Styrene Emissions--Lamination Only (lb.        75% Less(4)          More capacity in plant throughput because of
  Styrene per lb. Laminate)..................                       greater capacity in air emissions permits,
                                                                    better work environment

Factory Floor Space (ft.)(2).................  75% Less(2)          Reduces overhead and need for additional
                                                                    plant capacity

Cycle Time (minutes).........................  75% Less(2)          Increases production efficiency and increases
                                                                    plant capacity

------------------------

(1) Tested at Product Design Center, Westerville, Ohio.

(2) Substantiated at our manufacturing/test site.

(3) Internal calculation for engineering-designed part.

(4) Compilation from U.S. Environmental Protection Agency Air Pollutant Emissions Factors AP-42 Section 4.4 "Polyester Resin Plastic Products Fabrication."

    We have conducted extensive testing of the VEC-produced boat hulls. These tests include on-water endurance testing in a variety of conditions and aggressive operations for 200 hours per hull. At various stages in the design process, VEC-produced hulls or panel samples have been tested by independent third parties for blister resistance and ultra-violet resistance (Cook Composites); thermoshock (Enviro Lab); and tensile, flexural and impact strength (Reichhold Chemical and Product Design Center). The results of these tests validate our confidence in the quality of VEC-produced boats, enabling us to provide our customers with a limited lifetime warranty instead of the more traditional 5-year structural warranty.

    We believe that closed-molding technology for fiberglass manufacturing, such as the VEC technology, is likely to become the new standard for the fiberglass boat building industry. For us, we expect it will:

    - Reduce manufacturing costs and increase efficiency;

    - Substantially reduce fiberglass warranty issues while allowing us to issue limited lifetime structural warranties on VEC-produced hulls;

    - Improve our ability to produce lower cost tooling in less time than with conventional methods;

    - Dramatically reduce our styrene emissions associated with the traditional fiberglass lamination process; and

    - Provide products of a uniform interior and exterior quality.

    EXPANSION OF VEC

    We are building an estimated $12.0 million manufacturing facility that will utilize our VEC technology and other new process equipment. This facility will be located adjacent to our current Larson/Glastron facility in Little Falls, Minnesota. We expect to complete this facility by June 2000. Over the next two years, we plan to expand the use of the VEC process in our fiberglass manufacturing activities to include hulls, decking, stringers (internal structural supports) and smaller fiberglass components.

    OTHER VEC OPPORTUNITIES

    Based on fiberglass manufacturing industry research, we believe that the VEC technology and processes offer significant opportunities to both marine and non-marine industries. As we develop this technology, we plan to expand its application to other marine products that do not compete with our business, such as ski boats and sail boats. We plan to fully optimize the structural and financial benefits of the VEC process in marine applications by licensing the technology to other boat manufacturers. We plan to expand the VEC technology to non-marine applications and explore licensing opportunities with third parties in non-marine industries. We believe potential markets for VEC technology outside of the marine industry include transportation, building and construction and recreation. Target markets in transportation include truck, bus, heavy equipment and automotive after market parts. The target markets in building and construction include exterior doors, tubs and showers. The target markets in recreation include golf carts, RV components and water slides. We estimate the potential total global market for VEC-produced products could be approximately $10.0 billion.

    ROPLENE CONSTRUCTION MANUFACTURING

    Our newly-acquired subsidiary, Genmar Logic, LLC, employs Roplene construction using polyethylene and patented rotational molding manufacturing technology to produce our highly-durable line of LOGIC boats at low cost. This technology received the National Society of Professional Engineers' award for Best New Product of 1998 in the small company category and the Governor's New Product Award in 1997 from the Professional Engineers of North Carolina. At the time we acquired the Roplene manufacturing operations, approximately $10.5 million had been invested in the development of the technology.

    Polyethylene is five times stronger than fiberglass and significantly less expensive. This material in similar form has received broad acceptance in the manufacture of products such as canoes and kayaks. Rotational molding involves loading pre-measured polyethylene into a mold. The mold can be configured to form internal structural parts that connect the upper and lower surfaces of the molded item. The mold is then placed into an oven where it is rotated about both its vertical and horizontal axes. The melting polyethylene adheres to the hot mold and selectively coats the inner surface of the mold. The mold continues to rotate during the cooling cycle so that the part retains an even thickness throughout the process. Once the parts are cooled, they are released from the mold. The rotational speed and heating and cooling times are all controlled throughout the process. In addition to being stronger and less expensive than fiberglass, the polyethylene materials used in making LOGIC boats are recyclable.

MARKETING AND DISTRIBUTION

    MARKETING

    Our products are marketed worldwide through independent dealer networks. In our industry, independent dealers are the primary means by which motorized recreational boats are marketed to retail consumers. Because the boating industry is highly competitive, we are continually focused on developing unique marketing programs to assist our dealers and their sales efforts. Our internal sales force supplements our dealers' marketing efforts with various initiatives and strategies, including:

    - Advertising in regional, national and international boating and other recreation magazines;

    - Furnishing promotional assistance at regional, national or international boat shows;

    - Working with dealers to identify new design features for our products;

    - Participating in special promotional programs with other producers of consumer goods and certain retailers; and

    - Providing company-sponsored retail finance and other programs designed to assist our dealers in selling and marketing our products.

    Internationally, all brands are positioned as Genmar products under a super-brand concept to maximize leverage, expand sales for our less-established brands, and distinguish ourselves from competitors.

    RETAILER ALLIANCES. We use marketing programs across the United States with gas stations, marinas and high-traffic retail locations to achieve successful marketing results. We have developed exclusive or preferential relationships with CITGO, Wal-Mart Stores, Inc. (Sam's Club), Amway and Boater's World to offer complimentary or discounted items to customers and/or employees of these organizations who purchase our boats through authorized dealers. CITGO, a leading convenience store operator with 17,000 U.S. locations, promotes our products with banners, posters and other point-of-sale items for one month each spring. We have developed a marketing partnership with the Sam's Club division of Wal-Mart Stores, Inc., which has afforded our dealers the preferential right to display and sell boats from Sam's Club locations. The Amway and Boater's World relationships provide specific benefits to purchasers of our boats when the sale results from a joint promotion.

    TOURNAMENT SPONSORSHIP. We believe one of our primary strengths is the manufacturing and marketing of fishing boats. Approximately 35 million adult Americans participate in recreational fishing. RANGER fiberglass fishing boats and LUND and CRESTLINER aluminum fishing boats are leaders in their respective market niches. Historically, these brand names have gained visibility through the sponsorship of fishing tournaments. However, beginning in 1996, through Operation Bass, Inc., an entity owned and controlled by some of our stockholders and officers, RANGER became the exclusive boat manufacturer sponsor of the Wal-Mart FLW Tournament. Broadcast on ESPN and ESPN2, this tournament is the mostly widely televised fishing tournament in the world. The tournament is also supported by other sponsors such as VISA, Coca-Cola, Chevrolet, Wal-Mart Stores, Inc., Coleman Outdoor Recreation, Fuji Photo USA, Black & Decker and Timex. We believe the tournament has generated significant media attention and has further established our RANGER boats as the leading bass-fishing product. We see this growth in fishing and tournaments as an important opportunity for marketing our fishing boat products. We will sponsor the Ranger Boats Millennium Tournament
(M1)(SM), a bi-annual event scheduled for a live nationwide broadcast on the Fox Television Network in November 1999, and the RLC (Ranger, Lund, Crestliner) Tournament in June 2000, with money payouts of approximately

$3.5 million and $1.5 million, respectively. In order to qualify for these events, a participant is required to own the appropriate Genmar fishing boat and be in the highest winning position of the various qualifying tournaments. Further expansion of tournaments, including those for salt-water fishing, are also contemplated.

    DISTRIBUTION

    Our sales are made through more than 1,300 independent authorized dealers. Our boat brand success can be directly associated with the quality of our dealer organizations. Many of these dealers carry only one or two of our product lines and most are not exclusive to us.

    Although we have long-standing relationships with many of our dealers, dealer agreements generally are non-exclusive and for a term of one year. No single dealer accounted for more than 5% of our net revenues in the fiscal year ended June 30, 1999.

    We sponsor various programs to provide our dealers with marketing and financial assistance and to encourage them to offer broader lines of our products. Under these programs, we offer dealers marketing discounts for early delivery and bulk sales, as well as interest-free floor plan inventory financing for certain periods. In most cases, our boats are sold to dealers under third-party floor plan financing arrangements or cash on delivery. Foreign sales are financed primarily under letter of credit terms or with credit insurance. In a typical floor plan financing arrangement, an institutional lender agrees to provide a dealer with a line of credit in a specified amount for the purchase of inventory that secures that credit. We, in turn, agree to indemnify the lender against loss up to a specified aggregate amount arising from defaults by dealers financed by that lender. This indemnification is generally made through our repurchase of boats that have been repossessed by the lender. For the fiscal year ended June 30, 1999, 67.3% of our net revenues were financed through these floor plan financing arrangements. We do not provide financing to retail consumers.

    Through the use of special incentive programs, we encourage dealers to place orders for products on a consistent and continuous basis throughout the year. These programs facilitate earlier movement of our inventory into distribution, enable our plants to manufacture at a relatively constant rate throughout the year and eliminate the need to maintain a large stock of products in inventory. This reduces the impact of seasonal factors on our operations. We hold various annual dealer meetings, at which we promote our new product offerings for the new model year, which commences on July 1. We have ongoing programs aimed at maintaining inventories at the lowest possible levels. Sales are made to dealers by our own sales personnel and by independent manufacturers' representatives.

    Over the last two years, dealers have begun to consolidate and bring more sophistication to the sales, customer service and management areas. Throughout our organization, we have taken the opportunity to strengthen existing dealership arrangements and secure new dealer relationships.

    Beginning in 1998, we revised our approach to conducting our international business. Historically, we used outside organizations to manage our international distribution activities. Sales outside the United States and Canada during 1999 accounted for only 5.1% of our total revenues. Our strategy for expanding international sales combines a centralized approach to sales of individual brands, a shift in branding philosophy and the development of sales support programs customized to foreign markets. We have established a dedicated and experienced staff to conduct sales and initiate dealer relationships throughout the world. A corporate international department is responsible for sales of our individual brands, providing dealers a single, cost-efficient source of products across our entire range of offerings.

    We are seeking to build long-term partnerships with international dealers through in-market specialists, a multi-lingual staff and a customized approach to finance, credit, marketing and dealer support.

MANUFACTURING OPERATIONS

    Our motorized recreational boats are manufactured at 10 principal locations in Arkansas, Florida, Kansas, Minnesota, North Carolina, Wisconsin and Manitoba, Canada. We intend to increase operating efficiency and improve product quality by maximizing our manufacturing capacity and by utilizing our new manufacturing technologies. We also seek further cost-savings and improved plant capacity utilization by having certain of our plants manufacture boats under several different brand names. Our recent acquisitions of operations such as Logic and Nova have increased our manufacturing capacity.

    MANUFACTURING PROCESSES

    Our fiberglass and aluminum manufacturing processes are designed to ensure the quality and durability of our products. All of our boats undergo continuous quality control inspection during assembly and again at the end of the production line. When the boat has been completed, it is loaded on our company trucks, or a common carrier's vehicle, and delivered to the dealer.

    FIBERGLASS. The fiberglass manufacturing process begins with the establishment of design parameters. Boats are then designed and a plug, or reverse mold, is constructed. Molds used in the boatbuilding process are cast from the plug. Prototype boats are built in the initial mold. If the prototype performs to established test criteria, additional molds are created for production. The manufacturing process begins with the application of the outside finish, or gelcoat, directly into the mold. Layers of fiberglass and resin are then applied during the lamination process over the gelcoat. After curing, the hulls and decks are removed from the molds and are trimmed and ready for final assembly which will include the installation of electrical and plumbing systems, engines, upholstery, accessories and graphics. In some operations, some items like vinyl upholstery may be outsourced to outside vendors. Our VEC technology manufacturing processes are discussed in "--Technology."

    ALUMINUM. In our aluminum operations, we cut the aluminum into various part patterns, bend the aluminum in accordance with design specifications, then assemble the parts by riveting or welding. We then install the electrical and plumbing systems, engines, upholstery, accessories and graphics.

    ROPLENE CONSTRUCTION. The Roplene construction technology offers many advantages in the boat manufacturing process. The entire hull, deck and stringer system is manufactured in a single manufacturing operation resulting in low manufacturing costs and low floor space requirements. A number of the attachment fittings for components and accessories are also assembled in this single manufacturing step. The attachment of the various components and accessories during the final stages of completion requires minimal operations. The computerized rotational molding operation minimizes the need for significant amounts of highly skilled labor. The plant contains computer control of the rotational molding operation and finishing operations, maximizing product flow and minimizing unnecessary movement of components and product.

    ENVIRONMENTAL ASPECTS

    Since the early 1990's we have been aggressive in our efforts to employ technologies to reduce regulated air emissions and the historical dependence on regulated chemicals in the manufacturing process. We have led the industry in the incorporation of low-emission resins and gelcoats into our open-face molding processes. We also employ a variety of closed-molding techniques in our operations to produce small parts. In addition, we have tested other technologies for large parts. In the past, we have not been able to convert these technologies to a production scale for large parts because of high cost, labor inefficiencies and sub-standard part quality. We believe that our new VEC and Roplene technologies will address many of these problems.

    We have been aggressive in removing flammable and other regulated substances from the workplace, such as cleaners and adhesives, and replacing them with environmentally friendly materials that are not regulated.

    AUTOMATION

    We currently use robotic cutters and welders in some of our fiberglass and aluminum boat manufacturing operations. We have been exploring the use of robotics in our remaining facilities to further automate our manufacturing process. Many aspects of the VEC operating system are particularly well-suited to automation, which we plan to introduce to our operations as we increase production of VEC boats. Our new manufacturing facility will feature four VEC cells capable of operating around the clock. These cells will use robotics to spray gelcoat and remove parts from the mold. The parts will then move to the cut-and-trim area where robotic water jet cutters will trim the parts and make the necessary borings for the assembly process. The assembly area will feature a conveyor system designed to facilitate engine installation and advanced work aids for final boat assembly, and to minimize materials.

    MANAGEMENT INFORMATION SYSTEMS

    We use computer systems to help schedule production, manage our inventory and order supplies. Seven of our ten manufacturing facilities are supported by purchased or internally developed integrated enterprise resource planning systems. Our two newly acquired and our Canadian manufacturing facilities utilize certain limited systems to support their manufacturing and financial operations.

BACKLOG

    We work closely with our dealers to monitor their monthly inventory levels and retail sales, in order to allow us to better manage our production and shipping requirements. Dealer sales are made pursuant to purchase orders rather than long-term contracts. Our backlog consists of purchase orders on hand, generally having delivery dates scheduled over the following six months. Our backlog for the recreational boat segment increased 92.3% to $228.4 million at July 31, 1999, compared to $118.8 million at July 31, 1998. Although customers may cancel or reschedule deliveries without penalty until the production of the order is started, we believe our backlog has historically been a reliable indicator of future revenue results.

SUPPLIERS

    We do not manufacture the engines installed on our boats. Engines are generally specified by dealers at the time of ordering, usually on the basis of anticipated customer preference or actual customer orders. We have entered into outboard supply, pre-rig or package agreements with Mercury Marine, a division of Brunswick Corp., and Outboard Marine Corporation, as well as Yamaha, Honda and Suzuki. We believe we are the largest third-party customer of both Mercury Marine and Outboard Marine Corporation. We have also entered into gasoline inboard and sterndrive supply agreements with Mercury Marine as well as a diesel and gasoline inboard and sterndrive supply agreement with Volvo Penta of the Americas. Each of these long-term supply agreements contain incentive and/or discount provisions, effectively reducing the cost of our engine purchases if we achieve specified unit or dollar volumes. If we fail to achieve certain unit or dollar volumes as specified in these agreements, we may lose certain such discounts or incur penalties.

    Although inboard, inboard/outdrive and outboard engines of comparable quality and cost are available from other manufacturers, in the event of a sudden interruption in the supply of engines from our principal suppliers, we could be unable to obtain engines from other suppliers in sufficient quantities to meet our near-term production schedules and customer preferences.

    We have agreements with suppliers of raw materials, including glass, fiberglass resin and aluminum, electronics and other parts and accessories. Although we contract for raw material supplies on a bid basis, numerous alternative raw materials suppliers exist. However, commodity raw material prices are subject to price fluctuations. If we are not able to pass along price increases to our customers, these fluctuations could have a material adverse effect on our results of operations.

COMPETITION

    Competition within the recreational boat industry is intense, with more than 3,700 boat manufacturers operating at the national and regional levels. Our nationally recognized domestic competitors include, among others,

    - Brunswick, including its Bayliner, Sea Ray and Boston Whaler operations;
      and

    - Outboard Marine, including its Four Winns, Stratos and Lowe operations.

    Brunswick may have greater financial and other resources than our company, and both Brunswick and Outboard Marine are vertically integrated and manufacture engines as well as boats. We believe, however, that our sales are enhanced by the flexibility our customers have in selecting from the wide range of engines with which our boats may be fitted. Boat manufacturers also compete directly with the used boat market and indirectly with other recreational products and activities.

    Our boats currently compete with those of other manufacturers primarily on the basis of their reputation for performance, durability and stability, as well as for their styling and price. Pricing of boats at retail is determined solely by the dealer.

PATENTS AND TRADEMARKS

    Historically, patents have not been significant in the motorized recreational boat industry. Trademarks and trade names do carry importance, but are generally associated with the name of a particular company or product. We own trademarks for each of our brand names, all of which have received federal registration, except LOGIC, for which our application is pending. Other registered trademarks, such as SCARAB, together with certain styling features associated with them are licensed exclusively to us by their owners. We are also a licensee of certain hull designs developed and/or patented by others.

    We have applied for patent protection of certain aspects of our VEC technology. Notices of allowances have been received from the United States Patent and Trademark Office for applications covering a specific version of a mold for use in the VEC operating system and a method of forming a molded article having a marbleized appearance. There are currently three pending United States patent applications seeking broader protection of the overall VEC process, on the mold used in the process and on the remote control and monitoring aspects of the VEC operating system. We also own nine United States patents covering various aspects of the Roplene construction. These patents cover various molded boat hull and internal structure and reinforcement configurations, methods for making such structures and tooling for the Roplene construction.

REGULATION AND ENVIRONMENTAL

    Our operations are subject to numerous federal, state and local laws and regulations related to the safety and protection of the environment. Certain materials used in boat manufacturing are toxic, flammable, corrosive or reactive and are classified by federal and state governments as "hazardous materials." Control of these substances is regulated by the U.S. Environmental Protection Agency and state environmental protection agencies, which require reports and inspect facilities to monitor compliance. In addition, under CERCLA, any generator of hazardous waste sent to a particular disposal site is potentially responsible for the cleanup, remediation and response costs required for the site if the site is not properly closed by the owner or operator, irrespective of the amount of waste the generator actually sent to the site.

    We believe that we are in substantial compliance with all existing environmental laws and regulations. In 1995, we signed a final consent order with the Florida Department of Environmental Protection to settle all outstanding issues with respect to an acetone release at our Wellcraft plant in Sarasota, Florida. The remaining estimated cost of remediation activities required at this site ranges from $1.7 million to $2.0 million. Based on available information, we believe that our reserves as of June 30, 1999 are adequate to cover these costs.

    Historically, our facilities have used underground storage tanks for storing certain materials associated with our operations, including petroleum, acetone and resins. We have removed or closed in place all underground storage tanks according to applicable laws. No material issues related to soil or groundwater contamination were encountered.

    In addition to our current regulatory obligations, we face the risk that the past practices of some of our current and divested operations may have created conditions that give rise to liability under CERCLA and comparable state laws. With respect to these potential liabilities, we have been identified as a potentially responsible party at approximately 12 active sites. In certain instances, we also have a duty to indemnify the current owners for environmental matters related to divested operations, including those of AMF Incorporated. Excluding the matters with Wellcraft discussed above, we currently anticipate total environmental-related costs associated with our current and divested operations at approximately $2.3 million, which include CERCLA-type liabilities. These costs are likely to be incurred over a period of up to ten years. We made payments relating to environmental matters in connection with current and divested businesses of approximately $500,000 in each of the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997. As of June 30, 1999, based on available information, we have adequate reserves to account for any potential exposure with respect to current and divested operations, and we believe that these reserves are adequate to cover any potential costs. Nevertheless, the nature and extent of CERCLA proceedings is that cleanup estimates, the allocated financial responsibilities of potentially responsible parties and the degree of regulatory scrutiny may change over time and therefore we are not certain that these estimates will ultimately reflect our exposure.

    Although capital expenditures related to compliance with environmental laws are expected to increase in the coming years, we do not currently anticipate that any material expenditures will be required to continue to comply with existing environmental or safety laws or regulations in connection with our ongoing operations. However, we cannot predict future costs for compliance with certainty with respect to any costs we may be forced to incur in connection with our historical on-site or off-site waste disposal. In certain circumstances laws and regulations impose "strict liability," rendering a person liable for environmental damage regardless of negligence or fault on the part of that person. In addition, modifications of existing regulations or the adoption of new regulations in the future, particularly with respect to environmental standards, could require material capital expenditures or otherwise have a material adverse effect on our operations.

    Motorized recreational boats must be certified by their manufacturer as meeting U.S. Coast Guard specifications. In addition, boat safety is subject to federal regulation under the Federal Boat Safety Act of 1971. The Boat Safety Act requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. We have conducted product recalls in the past to correct safety-related defects. None of the recalls has had a material adverse effect on us and we believe that our recall experience is consistent with prevailing industry experience.

    Certain states have required or are considering requiring a license to operate a recreational boat. These licensing requirements are not expected to be unduly restrictive. They may, however, discourage potential first-time buyers, which could affect our business. In addition, certain state and local governmental authorities are contemplating regulatory efforts to restrict boating activities on certain inland bodies of water. While we cannot assess the impact that these regulations would have on our business until we know the scope of the regulations, they may have a material adverse effect on our business.

EMPLOYEES

    At June 30, 1999, we had approximately 4,600 employees, none of whom were subject to a collective bargaining agreement. Approximately 4,100 of these employees were engaged in our manufacturing operations. We consider our employee relations to be good. We do not conduct significant manufacturing operations outside the United States.

PROPERTIES

    Our corporate headquarters are located in Minneapolis, Minnesota in leased facilities. We lease or own the following manufacturing facilities:

                                                          PLANT SIZE (SQ.
        BRAND                      LOCATION                    FT.)         OWNED/LEASED
----------------------  -------------------------------  -----------------  -------------
Carver/Trojan           Pulaski, Wisconsin                      461,000           Owned
Crestliner              Little Falls, Minnesota                 217,000           Owned
Larson/Glastron         Little Falls, Minnesota                 351,000           Owned
Logic                   Durham, North Carolina                   69,000          Leased
Lund                    New York Mills, Minnesota               198,000           Owned
Lund                    Steinbach, Manitoba                      86,000           Owned
Nova                    Junction City, Kansas                    26,000          Leased
Nova                    Junction City, Kansas                   106,000           Owned
Ranger                  Flippin, Arkansas                       457,000           Owned
Wellcraft/Aquasport     Sarasota, Florida                       760,000           Owned
Wellcraft               Avon Park, Florida                      157,000          Leased
                                                         -----------------
                                                  Total       2,888,000

    In connection with our acquisition of Pyramid, we will acquire an additional 56,000 square foot manufacturing facility located in Greenville, Pennsylvania.

    We believe that our properties are well maintained and in good operating condition. Generally, our plants are of reasonably modern, single-story construction providing for efficient manufacturing and distribution operations.

LEGAL PROCEEDINGS

    We are parties to legal proceedings, including product liability and other claims that are considered to be incidental to our business. In light of insurance coverage and established reserves, such litigation is not, in the opinion of management, likely to have a material adverse effect on our financial position or results of operations. We and our Aquasport, Wellcraft and Genmar Industries subsidiaries have been named as defendants in COUGLAN V. AQUASPORT, ET AL., a class action suit filed in the U.S. District Court for the Southern District of Texas on June 17, 1999. The suit alleges certain claims in connection with the marketing of AQUASPORT boats from 1996 to 1999, and seeks monetary damages. We are currently disputing class certification and believe that we have valid defenses to the liability and damages claims. Although we plan to vigorously defend this claim, we cannot predict the ultimate resolution of this case or whether it could have a material adverse effect on our results of operations. See "--Regulation and Environmental" for a discussion of administrative proceedings involving environmental laws and regulations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our board of directors currently consists of eight members. We plan to add an additional independent director in the near future.

    Our executive officers and directors, and their ages, positions and brief biographies, are as follows:

NAME                               AGE      POSITION
-----------------------------      ---      -----------------------------------------------------------------------------
Irwin L. Jacobs..............      58       Chairman of the Board and Director
Grant E. Oppegaard...........      56       President, Chief Executive Officer and Director
Roger R. Cloutier II.........      46       Executive Vice President, Chief Financial Officer and Director
Steven J. Kubisen............      47       Senior Vice President--Technology and Corporate Development
Mary P. McConnell............      46       Senior Vice President, General Counsel and Secretary
John S. Rosendahl............      35       Senior Vice President--Business Development
George E. Sullivan...........      55       Senior Vice President--Marketing
David H. Vigdal..............      57       Senior Vice President--Operations
Mark W. Peters...............      37       Vice President and Controller
Ronald V. Purgiel............      45       Vice President--Purchasing
Daniel W. Schuette...........      52       Vice President--Information Systems
Bjorn Ahlstrom...............      65       Director
Daniel G. DeVos..............      41       Director
Daniel T. Lindsay............      55       Director
William W. Nicholson.........      56       Director
Carl R. Pohlad...............      83       Director

    IRWIN L. JACOBS has served as Chairman and a director of Genmar and its predecessor entities since 1982. Mr. Jacobs was also Chief Executive Officer of Genmar from April 1994 through December 1995. Mr. Jacobs served as President and Chief Executive Officer of Minstar and our other predecessor entities from 1982 to 1994. Mr. Jacobs also holds the following positions: President and a director of Jacobs Management Corporation, a management company, since 1981; Chairman of Watkins, a company engaged in direct marketing of household and health products, since 1978; Chairman of Jacobs Trading Company, a company engaged in wholesale and retail sale of close-out merchandise, since 1989; and Chairman of Operation Bass, Inc., a tournament fishing management company, since July 1996. Since March 1997, Mr. Jacobs has been Director of IPI, Inc., a public company engaged in the franchising of business printing centers. Mr. Jacobs will serve on the board of directors of Hatteras. Mr. Jacobs served as a principal of IMR Fund, L.P., a private equity fund, from 1992 through 1999. Mr. Jacobs was a director of MEI Diversified Inc., a company associated with the management of professional beauty salons.

    GRANT E. OPPEGAARD has served as President and Chief Executive Officer of Genmar since January 1996 and as a director since 1997. Prior to that time, Mr. Oppegaard served our company in various capacities, including as a consultant, President of Sam's Club Boat Buying Program and as Vice Chairman of Genmar. Prior to 1995, Mr. Oppegaard was Executive Vice President and Senior Operations Officer of Fingerhut, Inc., a direct marketing company. He also was retained as a consultant by MEI Diversified Inc. to evaluate the company's operations and financial condition. In January 1994, he served as Chief Operating Officer of MEI. Mr. Oppegaard's background includes general management experience in retailing, television and direct mail marketing, and manufacturing. Mr. Oppegaard will serve on the board of directors of Hatteras.

    ROGER R. CLOUTIER II has served as Executive Vice President and Chief Financial Officer of Genmar since February 1996 and as a director since 1997. In addition, since April 1990, Mr. Cloutier has been employed by and served as Senior Vice President of Jacobs Management Corporation. Mr. Cloutier has provided and intends to continue to provide his services primarily to us and, to a much lesser extent, to Jacobs Management. From 1992 through 1999, Mr. Cloutier actively served as a Vice President of Jacobs Investors, Inc. and with the general partner to IMR Fund, L.P. Mr. Cloutier was principally responsible for the overall management of IMR Fund's investments in portfolio companies, as well as due diligence and negotiation activities relative to potential acquisitions. Mr. Cloutier was also actively involved in the management of certain of these portfolio companies. From May 1994 through October 1996, Mr. Cloutier served as a director, and eventually, Chairman of Accent Software International Ltd., a company that designed and developed multilingual word processing and intelligent agent software products. Mr. Cloutier will serve on the board of directors of Hatteras. Mr. Cloutier began his career with Arthur Andersen & Co., and is a certified public accountant.

    DR. STEVEN J. KUBISEN has served as Senior Vice President--Technology and Corporate Development of Genmar since July 1999. Prior to joining Genmar, Dr. Kubisen was Director of Marketing for Alcoa's Corporate Technical Center from 1997 to 1999. From 1994 to 1996, Dr. Kubisen was Vice President--New Business Development for the management-consulting firm Werner-- Gershon Associates. From 1987 to 1994, Dr. Kubisen held a number of senior management positions with GE Plastics including General Manager of GE Electromaterials and General Manager-- Technology of GE Silicones. Dr. Kubisen has a Ph.D. in Organic Chemistry from Harvard University and a B.A. from Cornell University.

    MARY P. MCCONNELL has served as Senior Vice President, Secretary and General Counsel of Genmar since November 1996 and as Vice President, Secretary and General Counsel from December 1995 through October 1996. From January to December 1995, Ms. McConnell was Vice President, Director of Environmental and Regulatory Affairs and Assistant General Counsel of Genmar. Prior to joining Genmar in 1995, Ms. McConnell was a partner with the law firm of Lindquist & Vennum, where she practiced since 1988.

    JOHN S. ROSENDAHL has served as Senior Vice President--Business Development of Genmar since August 1998. Mr. Rosendahl served as our Vice President--Operations from July 1997 to July 1998, Vice President--Finance from December 1995 to July 1997, and Vice President and Controller from March 1995 to December 1995. Prior to joining Genmar in December 1994, Mr. Rosendahl worked for ADC Telecommunications, Inc., a telecommunication equipment company, from 1991 to December 1994, and as a certified public accountant with Arthur Andersen & Co. from 1986 until 1991.

    GEORGE E. SULLIVAN has served as Senior Vice President--Marketing of Genmar since November 1996. From May 1995 to November 1996, Mr. Sullivan served as Vice President and General Manager of Genmar's Sam's Club Boat Buying Program. From June 1990 to May 1995, Mr. Sullivan served in various capacities at an indirect subsidiary of Genmar, Wellcraft Marine Corp., most recently as Senior Vice President of Marketing and Planning. Prior to joining Genmar, Mr. Sullivan served as Vice President of Marketing and Communications of Brunswick's Bayliner division.

    DAVID H. VIGDAL has served as Senior Vice President of Operations of Genmar since July 1997. Mr. Vigdal served in various positions with Fingerhut Corporation during a 23-year period, including Vice President of Administration. From 1993 to 1996, Mr. Vigdal was Executive Vice President of Administration for Premier Salons, prior to which he served as Vice President of Administration for CVN Companies, Inc. From May 1993 to December 1993, he served as Vice President-Administration of MEI Diversified Inc.

    MARK W. PETERS has served as Vice President and Controller of Genmar since July 1997. From December 1995 to July 1997, Mr. Peters served as our Corporate Controller. Prior to December 1995, Mr. Peters served our company in a variety of financial management capacities, commencing in 1984.

    RONALD V. PURGIEL has served as Vice President--Purchasing of Genmar since 1996. Prior to joining Genmar in 1996, Mr. Purgiel was Joint Procurement Manager for Outboard Marine Corporation Boat Group from 1985 to April 1996.

    DANIEL W. SCHUETTE has served as Vice President--Information Systems of Genmar since February 1997 and as Director of Information Systems from December 1995 to February 1997. Prior to joining Genmar in 1995, Mr. Schuette was Manager of Operations at Burlington Northern Railroad from September 1992 to December 1995 and Manager of Strategic Planning for Grand Metropolitan-- Pillsbury from June 1990 to September 1992.

    BJORN AHLSTROM has served as a director of Genmar and its predecessor entities since 1987. Mr. Ahlstrom has been a director of United Jersey Bank since 1980, director of Volvo GM Heavy Truck Corporation since 1981, director of Nederman Corporation since 1990, a director of Summit Bank since 1980 and a director of CTC Industries, Inc. since 1998. Mr. Ahlstrom serves as an independent consultant to various companies, and is a special limited partner of IMR Management Partners, L.P. and IMR Fund L.P. Mr. Ahlstrom is a former President of Volvo North America Corporation, serving in that capacity from 1970 to 1991.

    DANIEL G. DEVOS has served as a director of Genmar since April 1994. Mr. DeVos also holds the following positions: Chairman and Chief Executive Officer of the Georgian International Group of Companies Ltd., the holding company for Ontario Regional Airline, a regional passenger shuttle company; President/CEO of Capital DP Fox Ventures, a real estate development and sports management firm; Vice President-Corporate Affairs, since 1993, member of the Policy Board, since 1989 and Executive Committee, since 1992 of Amway Corporation, a company engaged in the direct sale of consumer products; and trustee of First Union Real Estate Investments, a real estate investment trust. Mr. DeVos previously held other vice president positions at Amway Corporation.

    DANIEL T. LINDSAY has served as a director of Genmar and its predecessor entities since April 1982. Mr. Lindsay has served as Secretary and director of Jacobs Industries, Inc. since 1977; Secretary and director of Watkins since 1979; Executive Vice President, Secretary and director of Jacobs Management Corporation since 1981; and as Secretary and director of Jacobs Investors, Inc. and IMR General, Inc. since 1992. Mr. Lindsay has been a director of IPI, Inc. since March 1997 and was a director of Mountain Parks Financial Corporation, a company engaged in banking services, from 1980 to 1996.

    WILLIAM W. NICHOLSON has served as a director of Genmar since April 1996. Mr. Nicholson is a private investor and served as a consultant to Amway Corporation. Mr. Nicholson is also a limited partner of IMR Fund, L.P. Mr. Nicholson also serves as director of the following public companies: INTL Isotopes Inc., a manufacturer of radio chemistry and pharmaceutical isotopes, since 1997 and Colorado Prime Inc., a direct seller of meat products, since 1996.

    CARL R. POHLAD has served as a director of Genmar and its predecessor entities since April 1988. Mr. Pohlad has been President and a director of Marquette Bancshares, Inc., a multi-bank holding company, since 1993. Prior to 1993, Mr. Pohlad was President and Chief Executive Officer of Marquette Bank Minneapolis and Bank Shares Incorporated. Mr. Pohlad is currently a director and chairman of Mesaba Holdings, Inc., a regional airline, and owner, director and president of CRP Sports, Inc.; the managing general partner of the Minnesota Twins, a major league baseball franchise. Mr. Pohlad formerly served as Chairman of MEI Corporation from 1972 to 1986, and of MEI Diversified Inc. from 1986 to 1994.

    MEI Diversified Inc., a company in which Messrs. Jacobs and Pohlad served as directors and Messrs. Vigdal and Oppegaard served as officers, was reorganized under Chapter 11 of the Bankruptcy Code in 1994.

BOARD COMPOSITION

    Upon completion of this offering, our board of directors will consist of three classes that serve staggered three-year terms as follows:

CLASS                            EXPIRATION                                MEMBERS
-------------------------------  ----------  --------------------------------------------------------------------
Class I........................     2000     Daniel T. Lindsay, Carl R. Pohlad
Class II.......................     2001     Daniel G. DeVos, William W. Nicholson, Grant E. Oppegaard
Class III......................     2002     Irwin L. Jacobs, Bjorn Ahlstrom, Roger R. Cloutier II

BOARD COMMITTEES

    There is no nominating committee of the Board; nominees for director are selected by the board of directors.

    EXECUTIVE COMMITTEE. The executive committee provides oversight to our operations and has all the authority of the Board of Directors, except with respect to items requiring stockholder approval or submission. The executive committee members are Bjorn Ahlstrom, Daniel G. DeVos, William W. Nicholson and Irwin L. Jacobs.

    COMPENSATION COMMITTEE. The compensation committee administers the issuance of stock options under our stock option plans, makes recommendations to the board of directors regarding the various incentive programs and benefit plans, and determines salaries and incentive compensation for the executive officers. The compensation committee members are Daniel T. Lindsay, William W. Nicholson and Carl R. Pohlad.

    AUDIT COMMITTEE. The audit committee recommends to the board of directors the engagement of independent public accountants, reviews the scope and results of our audits, reviews our internal accounting controls and reviews the professional services furnished to us by our independent public accountants. The audit committee members are Bjorn Ahlstrom, Daniel G. DeVos and William W. Nicholson.

DIRECTOR COMPENSATION

    In fiscal year 1999, we paid each of our outside directors annual compensation of $15,000 in addition to $2,500 for each committee meeting attended in person.

    Under our 1999 Director Stock Option Plan, we will grant stock options to our outside directors annually in lieu of cash fees. Initially, each director
will receive a grant of       options at the offering price, and following each
subsequent annual meeting will receive an automatic grant of      options at
fair market value. Messrs. Jacobs, Cloutier and Oppegaard do not receive any director compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The compensation committee is responsible for establishing our policies relating to and the components of executive officer compensation. None of our executive officers has served as a director or member of the compensation committee of another entity that had any executive officer who served on any of our committees or as a director of our company.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid for services rendered in all capacities to our company during each of our last three fiscal years to the Chief Executive Officer of Genmar and to the four most highly compensated executive officers.

                                                                                         ANNUAL COMPENSATION(1)
                                                                                   ----------------------------------
                                                                                                          BONUS PAID
NAME AND PRINCIPAL POSITION                                                          YEAR       SALARY     OR EARNED
---------------------------------------------------------------------------------  ---------  ----------  -----------
Grant E. Oppegaard...............................................................       1999  $  459,000   $
  Chief Executive Officer and President                                                 1998     425,000     474,030
                                                                                        1997     350,000     275,917

Roger R. Cloutier II(2)..........................................................       1999     286,000
  Executive Vice President and Chief                                                    1998     260,000     221,214
  Financial Officer                                                                     1997     220,000     126,462

David H. Vigdal(3)...............................................................       1999     186,750
  Senior Vice President--Operations                                                     1998     168,474      94,016
                                                                                        1997          --          --

Mary P. McConnell,...............................................................       1999     189,250
  Senior Vice President, Secretary and                                                  1998     174,250      94,016
  General Counsel                                                                       1997     155,000      64,381

George Sullivan..................................................................       1999     181,750
  Senior Vice President--Marketing                                                      1998     174,250      94,016
                                                                                        1997     165,000      73,578

------------------------

(1) Compensation totals represent amounts paid or earned for the twelve months ended June 30, 1999, 1998 and 1997.

(2) Compensation amounts reflect amounts paid by Jacobs Management Corporation to Mr. Cloutier, for which we reimburse Jacobs Management.

(3) Mr. Vigdal joined our company in July 1997.

    In July 1999, we hired Steven J. Kubisen as our Senior Vice President-- Technology and Corporate Development. Dr. Kubisen's base salary is currently $200,000 per annum. Dr. Kubisen also participates in our Management Incentive Plan.

CERTAIN STOCK-BASED COMPENSATION

    On the date of the offering, we will grant stock options or awards to certain of our officers, directors and employees:

    - Options to purchase an aggregate of up to             shares will be
      granted to Messrs. Jacobs, Oppegaard and Cloutier and Jacobs Management
      Corporation of which the grant of             shares will be subject to
      meeting certain stock price performance targets. See "--Senior Executive Option Grants" below.

    - Options to purchase an aggregate of             shares will be granted to
      our other officers and key employees. See "--Stock Award Plans--1999 Stock Incentive Plan" below.

    - Options to purchase an aggregate of             shares will be granted to
      our outside directors. See "--Director Compensation" above.

    - An aggregate of             shares of stock will be issued to all other
      employees who are not eligible to participate in our option plan. See "--Stock Award Plans--Employee Stock Award" below.

RETENTION BONUS AGREEMENTS

    On October 31, 1998, Messrs. Oppegaard and Cloutier entered into substantially identical retention bonus agreements with Jacobs Management Corporation. Under the retention bonus agreements, each individual agreed to remain employed by us in his current capacity until at least August 4, 1999, in return for which Jacobs Management agreed to fund a retention bonus for each
individual in the amount of $       . The retention bonus agreements also
provide that the retention bonus payments were to be instead of any benefits that these individuals would be entitled to receive under our executive severance plan unless the individual remains employed by us for at least one year after August 4, 1999. Each of these individuals has also agreed that upon receipt of the retention bonus payment, he will not participate in the recreational boat industry for a period of three years following the termination of his employment with our company, nor divulge or use any proprietary information related to us which has been obtained during his employment with our company. On August 3, 1999, our board of directors approved our assumption of these agreements from Jacobs Management and on August 4, 1999 we made the retention bonus payments described above.

MANAGEMENT INCENTIVE PLAN

    Under our Management Incentive Plan, certain key employees receive a cash bonus up to a designated percentage of their annual base salary. The amount of the bonus is tied to a budgeted operating performance and average assets to be utilized in the business, subject to approval by our board of directors. A minimum bonus is paid out only upon achievement of the target budget. The amount of the bonus accelerates according to a scale of performance milestones, which are established annually. We measure our performance levels on an annual basis. We pay bonuses at the end of this annual period, after completion of the year end audit and approval of our board of directors. Approximately $ was paid under this plan during the fiscal year ended June 30, 1999, including an aggregate of $ to Messrs. Oppegaard, Cloutier, Vigdal and Sullivan, and Ms. McConnell.

SENIOR EXECUTIVE OPTION GRANTS

    We will make the option grants described below to each of Messrs. Jacobs, Oppegaard and Cloutier, and Jacobs Management Corporation. The options will be exercisable for a period of five years from the date of grant and will vest over a two-year period with half vesting on the first anniversary of the date of grant and the remaining amount vesting on the second anniversary of the date of grant.

    - An initial grant on the date of the offering of options to purchase
              shares to Mr. Jacobs,         shares to each of Messrs. Oppegaard
      and Cloutier, and         shares to Jacobs Management, exercisable at the
      offering price.

    - A second grant if our common stock trades at an average of 150% of the offering price over a period of 30 consecutive trading days at any time within three years of the date of the offering, a grant of options to
      purchase         shares to Mr. Jacobs,         shares to each of Messrs.
      Oppegaard and Cloutier, and         shares to Jacobs Management
      exercisable at the fair market value on the date of the grant.

    - A third grant if our common stock trades at 150% of the price described immediately above over a period of 30 consecutive trading days at any time within three years of the date of the offering, a grant of options to
      purchase         shares to Mr. Jacobs,         shares to each
      of Messrs. Oppegaard and Cloutier, and         shares to Jacobs Management
      exercisable at the fair market value on the date of the grant.

    The options granted to Jacobs Management may be assigned to individual employees of Jacobs Management.

STOCK AWARDS AND PLANS

    1999 STOCK INCENTIVE PLAN

    Prior to this offering our board of directors will adopt and submit for approval of our stockholders the 1999 Stock Incentive Plan. The following summary of the plan is not intended to be complete and is qualified in its entirety by reference to the copy of the plan filed as an exhibit to this registration statement. We intend for the plan to provide incentives which will attract, retain and motivate highly competent persons as officers, key employees and consultants of our company. The maximum number of shares of common stock
that may be delivered under the plan is an aggregate of       shares.

    The plan is administered by the compensation committee. The compensation committee is authorized, subject to the provisions of the plan, to interpret the provisions and supervise the administration of the plan. This includes determining, subject to the provisions of the plan, to whom options or other awards will be granted and the terms of each option grant or award.

    Our officers, key employees and consultants are eligible to participate in the plan. The selection of participants from eligible persons is within the discretion of the committee. The estimated number of officers and key employees
who are eligible to participate in the plan is   .

    Stock options may be granted under the plan on the terms and conditions as the compensation committee approves, and generally may be exercised for a period of up to ten years from the date of grant. Generally, stock options will be granted with an exercise price equal to the fair market value on the date of grant and will vest ratably over a three-year period on each anniversary of the date of grant. At the compensation committee's discretion, however, options may be made exercisable at any other time or upon the occurrence of certain events or the achievement of certain performance targets. The plan also provides for stock appreciation rights, stock awards, performance awards and stock units.

    Stock options granted under the plan may be "incentive stock options" within the meaning of the Internal Revenue Code or non-qualified options. The benefits listed above may be granted singly, in combination or in tandem as determined by the committee.

    In connection with the offering, we granted stock options under this plan
representing an aggregate of       shares to our officers and other employees at
exercise prices equal to the initial public offering price. Messrs. Vigdal and
Sullivan, Dr. Kubisen and Ms. McConnell were granted options to purchase   ,
and   shares, respectively, of common stock at the offering price.

    PHANTOM STOCK PLAN

    We adopted the Phantom Stock Plan in December 1997 for the benefit of
members of our senior management. As of August 13, 1999,          phantom stock
units were outstanding, and 95% of those had vested. The initial value of the
currently outstanding phantom stock units is $    . This value was determined at
the time of issuance by assigning a gross valuation to each of our subsidiaries, reducing that amount by a pro rata share of our company's net liabilities, then dividing that total by the number of outstanding shares of common stock of our company.

    The compensation committee of the Board of Directors administers and interprets the plan. In the event of certain triggering events, awards are made to the employee's account representing either an increase or decrease in the value of the employee's phantom stock units. An increase in value results in a credit to the employee's account, whereas a decrease results in a debit to the employee's account. No awards will be made for a triggering event that occurs after December 31, 2001.

    This offering is a triggering event under the plan. Assuming an initial
offering price of $      , approximately $      will be awarded, of which
$      million is expected to be paid upon completion of the offering and the remainder of which will be deferred under the plan to a date not later than December 31, 2001. No further awards will be made under this plan, and following the distribution of all award amounts this plan will cease to exist.

    EMPLOYEE STOCK AWARD

    In connection with this offering, we will issue   shares of our common stock
to each of our employees who is not eligible to participate in our 1999 Stock
Incentive Plan. We anticipate an aggregate of approximately         shares of
our common stock will be granted to approximately 4,500 employees upon completion of the offering.

RETIREMENT PLANS AND INSURANCE

    We have a retirement plan, qualified under Section 401(k) of the Internal Revenue Code of 1954, that consists of a deferred savings program which allows employees to contribute up to 15% of their pre-tax earnings and up to 10% of their after-tax earnings to the retirement plan. At the discretion of our board of directors, we may make matching contributions of up to one half of the first 6% of each participant's pre-tax contribution, subject to certain limits. The retirement plan also contains a profit sharing program whereby we, based on our profits, are permitted to make an annual contribution for the benefit of eligible employees. In addition, other retirement plans are maintained by Ranger and Carver for the benefit of their respective employees. Substantially all of our salaried and hourly employees in the United States are eligible to participate in the retirement plan. Our contributions to the deferred savings program and the profit sharing programs are vested over a five-year period.

EXECUTIVE SEVERANCE PLAN

    We have a severance pay plan under which we make severance payments to our former employees according to a formula based on the job title and length of service to our company of each former employee. Our employees become eligible for payments under the plan upon completing 12 continuous months of full-time employment with us. Under our severance plan, upon termination each of our Senior Vice Presidents would be entitled to receive one year of compensation. Messrs. Oppegaard and Cloutier are not currently eligible to participate in this plan. Subsequent to August 4, 2000, they will be eligible to participate, and determination of severance to each of Messrs. Oppegaard and Cloutier will be at the discretion of our board of directors.

                              CERTAIN TRANSACTIONS

    We are a party to numerous transactions with Irwin L. Jacobs and his affiliates. Our board of directors has adopted a policy, effective upon completion of this offering, requiring that all material affiliate transactions be approved by a majority of disinterested directors, and that these affiliate transactions be conducted on terms no less favorable than could be obtained from an unaffiliated third party.

    We are a party to a management services agreement with Jacobs Management, one of our stockholders and an affiliate of Irwin L. Jacobs. Our director, Daniel T. Lindsay, is also an Executive Vice President and director of Jacobs Management. Under the management services agreement Jacobs Management provides us with general management, financial management, employee benefit and human resource services, insurance and risk management services, acquisition evaluation and support and other financial and administrative services for an annual fee currently set at $1.95 million. In addition, we reimburse Jacobs Management the annual compensation of Roger R. Cloutier II and bonus earned in connection with his services to us. Jacobs Management has agreed to direct its employees, and its employees have agreed to continue providing such management services as currently provided by such employees to us, or as are customary for executives serving in such positions, as well as such services as our board of directors may determine are necessary from time to time. The management services agreement also provides for the payment of an additional special fee for any business opportunities presented to us by Jacobs Management. No additional special fees have ever been paid under the management services agreement.

    On July 21, 1986, we entered into a sublease arrangement with Jacobs Management Corporation for office and storage space located at our headquarters in Minneapolis, Minnesota. During the fiscal year ended June 30, 1999, Jacobs Management Corporation made lease payments to us in the amount of $478,000 which equaled the proportionate share of our cost of the leased space based on the amount of square feet occupied by Jacobs Management Corporation.

    Roger R. Cloutier II, our Executive Vice President, Chief Financial Officer and one of our directors, also performs services for Jacobs Management Corporation, by whom he has been employed since 1990. Mr. Cloutier's duties and functions for Jacobs Management involve his participation in certain executive-level matters. Mr. Cloutier has provided and intends to continue to provide his services primarily to us and, to a much lesser extent, to Jacobs Management.

    In October 1997, we repurchased a portion of our outstanding 13.5% notes with the proceeds of our subordinated term loan credit facility. To assist us in obtaining this financing, three of our stockholders, Irwin L. Jacobs, Daniel T. Lindsay and RDV Capital Management L.P. II, an affiliate of Daniel G. DeVos, one of our directors, obtained letters of credit, aggregating $63.1 million; each of which guarantee a portion of our obligations under the subordinated term loan credit facility. We reimburse those stockholders for the costs they incur in maintaining these letters of credit. During the fiscal year ended June 30, 1999, we reimbursed an aggregate of $1.0 million of these costs. In addition, in consideration of the commitment by those stockholders to provide letters of credit in the aggregate amount of $78.8 million, including the $63.1 million of letters of credit that were ultimately issued, we issued the following warrants
to purchase our common stock at $   per share:

    - A warrant to purchase         shares issued to Irwin L. Jacobs;

    - A warrant to purchase         shares issued to RDV Capital Management L.P.
      II; and

    - A warrant to purchase       shares issued to Daniel T. Lindsay.

    Subsequent to the issuance of these warrants, Mr. Jacobs transferred
warrants to purchase an aggregate of         shares to certain other persons.
Also subsequent to the issuance of these warrants, RDV Capital Management L.P.
II transferred warrants to purchase an aggregate of       shares to Grand Bank,
Trustee of the RDV Corporation Supplemental Executive Retirement Plan, and
warrants to purchase an aggregate of         shares to RDV Corporation.
Simultaneous with this offering, we have agreed to exchange    of a share of our
common stock for each share of common stock issuable under the warrants, or an
aggregate of       shares in exchange for all outstanding warrants.

    Pursuant to a First Amended and Restated Note and Stock Purchase Agreement, dated August 31, 1998, between Mr. Jacobs and the State of Wisconsin Investment Board (SWIB), SWIB purchased a $25.0 million demand promissory note originally issued by us at par to Mr. Jacobs in 1994. On June 17, 1999, Mr. Jacobs repurchased that note from SWIB. We used a portion of the proceeds of our new senior credit facility to repay this note in full in August 1999.

    On November 24, 1993, Irwin L. Jacobs loaned to Minstar, Inc., one of our wholly-owned subsidiaries, approximately $4.1 million pursuant to a subordinated promissory note. Under the terms of the note, as amended, principal and any outstanding interest, calculated at the prime rate plus 1.5% per annum are due on August 3, 2000.

    We and Irwin L. Jacobs are parties to a split-dollar insurance agreement dated April 15, 1996. Under the agreement, we pay that portion of premium amounts not paid by the owner of the policy, the Irwin L. Jacobs 1996 Irrevocable Trust. We would be reimbursed for all premiums paid under this policy upon or Mr. Jacobs' death. We would also be reimbursed for our premiums paid if the policy were terminated and the cash value of the policy at that time were sufficient to cover all or a portion of the premiums paid. In fiscal 1999, we paid $79,503 in premiums under this agreement.

    Immediately prior to the consummation of this offering, we will spin off Hatteras to our current stockholders. Under the terms of that transaction, we will guarantee the obligations of Hatteras under its new credit facility in the aggregate amount of $5.0 million. Subsequent to completion of the transaction and until Hatteras retains additional professional employees, we and Jacobs Management Corporation will provide corporate services to Hatteras, including legal and other management services, for which we will receive $100,000 and Jacobs Management Corporation will receive $100,000. Messrs. Jacobs, Oppegaard and Cloutier will serve on the board of directors of Hatteras.

    We sponsor certain professional bass fishing tournaments of Operation Bass, Inc., an affiliate of Mr. Jacobs and certain of our executive management and directors. These fishing tournaments include the Wal-Mart FLW Tour, Operation Bass EverStart Series and Red Man Tournament Trail and will be televised on ESPN and ESPN2. The arrangement calls for RANGER to make cash payments and provide a specified number of boats to Operation Bass. We paid approximately $132,000 in net sponsorship costs related to these activities, including cash payments and product provided, for the year ended June 30, 1999.

    In November 1999, Operation Bass will conduct the Ranger Boats M1 Tournament. This event will be limited to Ranger owners and televised on the Fox Television Network. In fiscal year 1999, we accrued $300,000 towards an estimated total of $600,000 we will contribute to the $3.5 million purse in fiscal year 2000. We are also obligated to pay Operation Bass certain per unit amounts based upon incremental sales improvements. We expect to conduct similar events with Operation Bass in future years, but specific terms have yet to be determined.

    From time to time, we record revenues from boat sales to affiliates. We believe that the terms of those sales are consistent with the terms of sales to dealers. For the year ended June 30, 1999, we recorded revenues of approximately $500,000 in connection with sales to affiliates.

    Under the Genmar Employee Boat Purchase Program, we offer certain of our employees the opportunity to purchase our boats and accessories at discounted prices. Under the terms of the program, full-time employees who we have employed continuously for a minimum of six months may purchase one of our boats every two years. The program is subject to change at any time at the discretion of our Chief Executive Officer.

                             PRINCIPAL STOCKHOLDERS

    The following table provides information regarding beneficial ownership of
our common stock as of          , 1999, and as adjusted to reflect the sale of
shares offered by this prospectus, by

    - Each of our directors,

    - Each person (or group of affiliated persons) known by us to beneficially own more than 5% of our common stock and

    - All directors and executive officers as a group.

    Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares that power with his or her spouse with respect to all shares of capital stock listed as owned by that person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes any shares the person has the right to acquire within 60 days. Unless otherwise indicated, the address for each person is 100 South Fifth Street, Minneapolis, Minnesota 55402.

                                                                                        PERCENT OF COMMON STOCK
                                                                                                 OWNED
                                                                             AMOUNT     ------------------------
                                                                           BENEFICIALLY   BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                          OWNED      OFFERING     OFFERING
-------------------------------------------------------------------------  -----------  -----------  -----------
GROUP CONSISTING OF: ....................................................            (1)           %
Irwin L. Jacobs
Jacobs Industries, Inc.
Jacobs Management Corporation
Watkins, Incorporated

RDV Capital Management L.P. II ..........................................            (2)           %
  126 Ottawa, N.W.
  Grand Rapids, Michigan 49503

GROUP CONSISTING OF: ....................................................            (     (4)           %
Carl R. Pohlad, individually and as Trustee of Revocable Trust No. 2
Robert C. Pohlad
William M. Pohlad
James O. Pohlad
PEP-SQ Limited Partnership
Jacobs Industries, Inc.
Watkins, Incorporated
  3880 Dain Bosworth Plaza
  60 South Sixth Street
  Minneapolis, Minnesota 55402

State of Wisconsin Investment Board .....................................                         %
  121 East Wilson Street
  Madison, Wisconsin 53702

                                                                                        PERCENT OF COMMON STOCK
                                                                                                 OWNED
                                                                             AMOUNT     ------------------------
                                                                           BENEFICIALLY   BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                          OWNED      OFFERING     OFFERING
-------------------------------------------------------------------------  -----------  -----------  -----------
Orekron Holding AB ......................................................                         %
  c/o Incentive AB
  PO Box 7373
  S-103 91 Stockholm
  Sweden

Bjorn Ahlstrom...........................................................            (4)
Roger R. Cloutier II.....................................................
Daniel G. DeVos..........................................................            (  (4)
Daniel T. Lindsay........................................................            (4)
Grant E. Oppegaard.......................................................
William W. Nicholson.....................................................            (4)

ALL OFFICERS AND DIRECTORS AS A GROUP (  PERSONS)........................            (6)           %

------------------------

(1) Irwin L. Jacobs beneficially owns approximately 67% of the issued and outstanding capital shares of Jacobs Industries, Inc., while members of the Pohlad Group beneficially own the remaining shares. Watkins is a wholly-owned subsidiary of Jacobs Industries. Irwin L. Jacobs, Carl R. Pohlad, as trustee of Revocable Trust No. 2, Jacobs Industries, PEP-SQ Limited Partnership and Watkins have entered into an agreement that grants Carl R. Pohlad the effective right to vote the percentage of shares of our common stock held by Jacobs Industries and Watkins as is equal to the percentage of equity interest in Jacobs Industries and Watkins held by all
    members of the Pohlad Group. Accordingly, of the         shares owned by
    Jacobs Industries, ownership of         shares has been attributed to Mr.
    Jacobs and ownership of       shares has been attributed to the Pohlad
    Group. Of the       shares owned by Watkins, ownership of       shares has
    been attributed to Mr. Jacobs and ownership of       shares has been
    attributed to the Pohlad Group.

(2) All of the outstanding shares are owned by RDV Capital Management L.P. II. Mr. Daniel G. DeVos disclaims beneficial ownership of the common stock owned by RDV. Mr. DeVos is a stockholder of an affiliate of RDV.

(3) Includes         shares of common stock beneficially owned by a trust, of
    which Carl R. Pohlad is the trustee.

(4) Includes options to purchase       shares of our common stock.

(5) Daniel T. Lindsay is Executive Vice President and a director of Jacobs Management and Secretary and a director of Jacobs Industries. Mr. Lindsay disclaims beneficial ownership of the common stock owned by these entities.

(6) Includes options to purchase         shares of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY DESCRIPTION OF OUR CAPITAL STOCK IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, A COPY OF WHICH HAS BEEN INCLUDED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. ALL CAPITALIZED TERMS USED AND NOT DEFINED BELOW HAVE THE RESPECTIVE MEANINGS ASSIGNED TO THEM IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

COMMON STOCK

    We are authorized to issue up to 200,000,000 shares of common stock, $0.01
par value per share. As of the date of this prospectus, there were       shares
of common stock issued and outstanding.

    Holders of common stock are entitled to one vote for each share held, are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of common stock or other securities to be issued by us in the future. Accordingly, the holders of more than a majority of the voting power of the shares of common stock voting generally for the election of directors will be able to elect all of our directors.

    Holders of shares of common stock have no exchange or conversion rights and those shares are not subject to redemption. All outstanding shares of common stock are, and upon issuance the shares of common stock offered by this prospectus will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holders of any outstanding class or series of capital stock having a preference in relation to the common stock as to distributions upon the dissolution, liquidation and winding-up of our company and as to dividends, holders of common stock are entitled to share ratably in all of our assets which remain after payment in full of all of our debts and liabilities, and to receive ratably dividends, if any, as may be declared by our Board of Directors from time to time out of funds and other assets legally available for the payment of dividends. See "Dividend Policy" and "Capitalization."

PREFERRED STOCK

    Our Board of Directors is authorized, without action by the holders of common stock, to issue up to 2,000,000 shares of preferred stock, $0.01 par value, in one or more series, to establish the number of shares to be included in each series and to fix the designations, preferences, relative, participating, optional and other special rights of the shares of each series and the qualifications, limitations and restrictions of those shares. These rights may include, among others, voting rights, conversion and exchange privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights that could be superior and prior to the common stock.

    The issuance of one or more series of the preferred stock could, under certain circumstances, adversely affect the voting power of the holders of the common stock and could have the effect of discouraging or making more difficult any attempt by a person or group to effect a change in control of our company.

REGISTRATION RIGHTS

    For a discussion of certain registration rights we have granted to the former stockholders of Pyramid Operating Systems, see "Business--Recent Acquisitions--Pyramid Operating Systems, Inc."

DELAWARE BUSINESS COMBINATION STATUTE

    We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents any "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as therein defined) with a Delaware corporation for three years following the time that such person became an interested stockholder, unless:

    - Before such person became an interested stockholder, the board of directors of the corporation approved the business combination in question or the transaction which resulted in such person becoming an interested stockholder;

    - Upon consummation of the transaction that resulted in the interested stockholder's becoming such, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

    - At or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of the corporation's directors or at a time when the restrictions imposed by Section 203 did not apply in accordance with the terms thereof, and which transactions are approved or not opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

CLASSIFIED BOARD OF DIRECTORS

    Our amended and restated certificate of incorporation divides our board of directors into three classes, with regular three-year staggered terms and initial terms of one year for the class I directors, two years for the class II directors and three years for the class III directors. This could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the board of directors.

    Our stockholders do not have the right to cumulative voting in the election of directors.

AMENDMENTS TO OUR CERTIFICATE AND BYLAWS

    Our certificate of incorporation may be amended only by the affirmative vote of the holders of at least a majority of the shares of our common stock, except for provisions relating to stockholder action by written consent and the staggered board, which may only be amended by an affirmative vote of two-thirds of the shares of our common stock. Our bylaws may be amended only by either the affirmative vote of the holders of at least a majority of the shares of our common stock or the affirmative vote of at least a majority of the board of directors.

STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The bylaws further provide that special meetings of our stockholders may be called only by the board of directors or by stockholders holding a majority of the shares entitled to vote at the meeting.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide advance notice to us in writing. These provisions may preclude stockholders from bringing matters before or from making nominations for directors at an annual meeting of stockholders.

LIMITATION ON LIABILITY

    Our amended and restated certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director except for liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violations of law and for actions leading to improper personal benefit to the director. This provision does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

INDEMNIFICATION

    Section 145 of the Delaware General Corporation Law provides for the power to indemnify any directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The indemnification provisions are not exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of the stockholders or otherwise.

    Our amended and restated certificate of incorporation provides a right to indemnification to the maximum extent permitted by Delaware law to all persons whom we may indemnify pursuant thereto.

    At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, that may result in a claim for such indemnification involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate of incorporation.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is              .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the prospect of such sales, could adversely affect prevailing market prices.

    Upon completion of this offering,             shares of common stock will be
outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by an "affiliate"
of ours, as that term is defined in Rule 144. The remaining             shares
outstanding after completion of this offering are "restricted securities" as defined in Rule 144 and may be sold in the public market only in accordance with Rule 144. The following table sets forth the resale restrictions on the currently outstanding shares of our common stock other than those set forth under "Underwriting--Lock Up Agreements".

NUMBER OF SHARES                 MANNER OF HOLDING                            AVAILABILITY FOR RESALE
-----------------  ----------------------------------------------  ----------------------------------------------
                   Held by non-affiliates                          , 1999 under Rule 144(k)

                   Held by affiliates                              , 1999 under Rule 144

                   Held by current Pyramid stockholders            Available for resale pursuant to registration
                                                                   rights agreement in       , 2000.

                   Held by grantees under employee stock awards    Subject to one-year holding requirement and
                                                                   available for resale       , 2000.

    In general, under Rule 144, a person, including an "affiliate" of ours, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately shares immediately following this offering) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not an "affiliate" of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.

    Additionally, in general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

                                  UNDERWRITING

GENERAL

    We are offering the shares of common stock described in this prospectus through a number of underwriters. Stephens Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives dated the date of this prospectus. Each underwriter has agreed to purchase the number of shares of common stock opposite its name below:

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Stephens Inc.....................................................................
U.S. Bancorp Piper Jaffray Inc...................................................
                                                                                   ----------
    Total........................................................................
                                                                                   ----------
                                                                                   ----------

    The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to take and to pay for all shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any of those shares are taken.

    U.S. Bancorp, the parent of U.S. Bancorp Piper Jaffray, owns       shares of
our common stock and warrants which are being exchanged for       shares of our
common stock.       of the currently owned shares of common stock are subject to a put option in favor of U.S. Bancorp whereby U.S. Bancorp has the right to put the shares of common stock to Irwin L. Jacobs at any time prior to a public
offering of our common stock, at a formula-derived put price equal to $      per
share. U.S. Bancorp is currently evaluating whether or not it will exercise the put option which expires concurrently with the offering.

    U.S. Bank, N.A., as subsidiary of U.S. Bancorp, participates as a lender in connection with our new senior term loan and our subordinated term loan. U.S. Bank also provides one of the letters of credit discussed in "Certain Transactions." Further, it is anticipated that U.S. Bank or one of its affiliates will be the lead lender for the new Hatteras credit facility discussed in "The Company-- Hatteras Spin-Off." All of these banking arrangements have been on an arms-length basis and on market terms.

COMMISSIONS AND EXPENSES

    The underwriters propose to offer part of the shares directly to the public at the public offering price stated on the cover page of this prospectus and part of the shares to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and those dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the offering, the public offering price and any concessions may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.

    The following summarizes the underwriting discounts we will pay:

                                                                    TOTAL
                                                       --------------------------------
                                                           WITHOUT           WITH
                                           PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          -----------  ---------------  ---------------
Underwriting discounts..................
                                          -----------        ------           ------

    We estimate that our share of the total expenses of the offering, excluding
underwriting discounts, will be approximately $            .

OVER-ALLOTMENT OPTION

    We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to       additional shares of common
stock at the price to the public stated on the cover page of this prospectus minus the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the offering. If the underwriters exercise the option, each underwriter will purchase additional shares approximately in proportion to the amounts specified in the table above.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares of common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering.

    The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

    These activities may stabilize, maintain or otherwise affect the market price of the shares of common stock, which may be higher than the price that might otherwise prevail in the open market and may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

LOCK-UP AGREEMENTS

    We, and our officers, directors and certain stockholders, including U.S. Bancorp, have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders may not offer, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into any class of common stock for a period of 180 days after the date of this prospectus, except with the prior consent of Stephens Inc.

OFFERING PRICE DETERMINATION

    Prior to the offering, there was no public market for our common stock. Consequently, the initial public offering price for the shares of common stock included in the offering has been determined by negotiations between us and the underwriters. Among the factors considered were:

    - The history of and prospects for our business and our industry;

    - An assessment of our management and the present state of our company's development;

    - Our past and present revenues and earnings;

    - The prospects for growth of our revenues and earnings;

    - The current state of the United States economy;

    - The current level of economic activity in the industry in which we compete and in related or comparable industries; and

    - Currently prevailing conditions in the United States securities markets, including current market valuations of comparable publicly traded companies.

INDEMNIFICATION

    Pursuant to the underwriting agreement, we and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for Genmar Holdings, Inc. by Weil, Gotshal & Manges LLP, New York, New York. Certain members of Weil, Gotshal & Manges own an aggregate of shares of common stock of Genmar Holdings, Inc. Certain legal matters in connection with this offering will be passed upon for the underwriters by Giroir, Gregory, Holmes & Hoover, PLC, Little Rock, Arkansas.

                                    EXPERTS

    The consolidated balance sheets as of June 30, 1998 and 1999, and the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and June 30, 1999 of Genmar Holdings, Inc. included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

    We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information about us and the common stock offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and all amendments, exhibits and schedules thereto may be obtained as follows:

    - Copies may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part thereof may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 (1-800-SEC-0330), and at the Securities and Exchange Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048;

    - Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and

    - Our filings may be viewed over the Internet at HTTP://WWW.SEC.GOV, a web site which that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-1
Consolidated Balance Sheets as of June 30, 1998 and 1999...................................................        F-2
Consolidated Statements of Operations for the Year Ended December 31, 1996;
  Six Months Ended June 30, 1997 and Years Ended June 30, 1998 and 1999....................................        F-3
Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 1996;
  Six Months Ended June 30, 1997 and Years Ended June 30, 1998 and 1999....................................        F-4
Consolidated Statements of Cash Flows for the Year Ended December 31, 1996; Six Months Ended June 30, 1997
  and Years Ended June 30, 1998 and 1999...................................................................        F-5
Notes to Consolidated Financial Statements.................................................................        F-7
Supplemental Schedule......................................................................................       F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Genmar Holdings, Inc.:

    We have audited the accompanying consolidated balance sheets of Genmar Holdings, Inc. (a Delaware corporation) and Subsidiaries as of June 30, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genmar Holdings, Inc. and Subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and June 30, 1999, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index of consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  August 2, 1999

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 AS OF JUNE 30

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              1998         1999
                                                                                           -----------  ----------
ASSETS

Current assets:
  Cash and cash equivalents..............................................................  $     2,736  $   24,856
  Accounts receivable, net of allowances of $1,460 and $1,647............................       35,914      41,339
  Inventories, net.......................................................................       97,570     113,931
  Prepaid expenses.......................................................................        3,327       2,939
  Deferred tax assets....................................................................      --            8,000
                                                                                           -----------  ----------
    Total current assets.................................................................      139,547     191,065
Property and equipment:
  Land...................................................................................        8,088       7,218
  Buildings..............................................................................       62,941      68,059
  Operating equipment....................................................................       56,304      65,883
  Accumulated depreciation...............................................................      (72,759)    (75,623)
                                                                                           -----------  ----------
  Net property and equipment.............................................................       54,574      65,537

Other assets.............................................................................        6,407      19,454
Goodwill.................................................................................       44,094      44,707
                                                                                           -----------  ----------
                                                                                           $   244,622  $  320,763
                                                                                           -----------  ----------
                                                                                           -----------  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................................................  $    36,931  $   56,241
  Accrued liabilities....................................................................       66,117      89,874
  Accrued income taxes...................................................................          761       2,384
  Current maturities of long-term debt...................................................        6,026       1,022
                                                                                           -----------  ----------
    Total current liabilities............................................................      109,835     149,521
Long-term debt...........................................................................      117,778     116,129
Other noncurrent liabilities.............................................................       15,716      12,911
                                                                                           -----------  ----------

Commitments and contingencies (Note 8)

Stockholders' equity:
  Common stock, $.01 par, 2,000 shares authorized;
    1,737 issued and outstanding.........................................................           17          17
  Additional paid-in capital.............................................................      117,945     117,945
  Accumulated deficit....................................................................     (116,201)    (75,256)
  Accumulated other comprehensive loss...................................................         (468)       (504)
                                                                                           -----------  ----------
    Total stockholders' equity...........................................................        1,293      42,202
                                                                                           -----------  ----------
                                                                                           $   244,622  $  320,763
                                                                                           -----------  ----------
                                                                                           -----------  ----------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)

                                                                                FOR THE
                                                                  FOR THE     SIX MONTHS     FOR THE YEAR ENDED
                                                                 YEAR ENDED      ENDED            JUNE 30,
                                                                DECEMBER 31,   JUNE 30,    ----------------------
                                                                    1996         1997         1998        1999
                                                                ------------  -----------  ----------  ----------
Net revenues..................................................   $  618,056    $ 260,848   $  585,943  $  704,656
Cost of products and services.................................      521,663      222,448      480,651     567,247
                                                                ------------  -----------  ----------  ----------
  Gross profit................................................       96,393       38,400      105,292     137,409
New product and technology development........................        8,537        5,012       11,292      10,996
Selling and administrative expenses...........................       64,653       31,888       70,402      88,945
                                                                ------------  -----------  ----------  ----------
  Operating profit............................................       23,203        1,500       23,598      37,468
Interest expense..............................................      (22,190)     (11,026)     (18,702)    (16,098)
Investment and other income (loss), net.......................          122         (176)        (304)         75
                                                                ------------  -----------  ----------  ----------
  Income (loss) before income taxes and extraordinary item....        1,135       (9,702)       4,592      21,445
Income tax benefit (provision)................................         (860)        (246)        (550)     19,500
                                                                ------------  -----------  ----------  ----------
Income (loss) before extraordinary item.......................          275       (9,948)       4,042      40,945
Extraordinary loss on extinguishment of debt (Note 5).........           --           --       (1,184)         --
                                                                ------------  -----------  ----------  ----------
  Net income (loss)...........................................   $      275    $  (9,948)  $    2,858  $   40,945
                                                                ------------  -----------  ----------  ----------
                                                                ------------  -----------  ----------  ----------

Basic and diluted net income (loss) per share--
Income (loss) per share before extraordinary item.............   $     0.16    $   (5.73)  $     2.33  $    23.57
Extraordinary loss per share..................................           --           --        (0.68)         --
                                                                ------------  -----------  ----------  ----------
Net income (loss) per share...................................   $     0.16    $   (5.73)  $     1.65  $    23.57
                                                                ------------  -----------  ----------  ----------
                                                                ------------  -----------  ----------  ----------
  Basic and diluted weighted average shares outstanding.......        1,737        1,737        1,737       1,737
                                                                ------------  -----------  ----------  ----------
                                                                ------------  -----------  ----------  ----------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     FOR THE YEAR ENDED DECEMBER 31, 1996;
     SIX MONTHS ENDED JUNE 30, 1997 AND YEARS ENDED JUNE 30, 1998 AND 1999

                                 (IN THOUSANDS)

                                                                                                           ACCUMULATED
                                                           COMMON STOCK        ADDITIONAL                     OTHER
                                                     ------------------------   PAID-IN    ACCUMULATED    COMPREHENSIVE
                                                       SHARES       AMOUNT      CAPITAL      DEFICIT          LOSS          TOTAL
                                                     -----------  -----------  ----------  ------------  ---------------  ---------
Balance, December 31, 1995.........................       1,737    $      17   $  116,234   $ (109,386)     $    (247)    $   6,618

  Net income.......................................          --           --           --          275             --           275
  Translation adjustment...........................          --           --           --           --            (24)          (24)
                                                          -----          ---   ----------  ------------         -----     ---------

Balance, December 31, 1996.........................       1,737           17      116,234     (109,111)          (271)        6,869
                                                          -----          ---   ----------  ------------         -----     ---------

  Net loss.........................................          --           --           --       (9,948)            --        (9,948)
  Translation adjustment...........................          --           --           --           --            (54)          (54)
                                                          -----          ---   ----------  ------------         -----     ---------

Balance, June 30, 1997.............................       1,737           17      116,234     (119,059)          (325)       (3,133)
                                                          -----          ---   ----------  ------------         -----     ---------

  Net income.......................................          --           --           --        2,858             --         2,858
  Issuance of warrants (Note 5)....................          --           --        1,711           --             --         1,711
  Translation adjustment...........................          --           --           --           --           (143)         (143)
                                                          -----          ---   ----------  ------------         -----     ---------

Balance, June 30, 1998.............................       1,737           17      117,945     (116,201)          (468)        1,293
                                                          -----          ---   ----------  ------------         -----     ---------

  Net income.......................................          --           --           --       40,945             --        40,945
  Translation adjustment...........................          --           --           --           --            (36)          (36)
                                                          -----          ---   ----------  ------------         -----     ---------

Balance, June 30, 1999.............................       1,737    $      17   $  117,945   $  (75,256)     $    (504)    $  42,202
                                                          -----          ---   ----------  ------------         -----     ---------
                                                          -----          ---   ----------  ------------         -----     ---------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                FOR THE YEAR ENDED
                                                                                 FOR THE SIX         JUNE 30,
                                                            FOR THE YEAR ENDED  MONTHS ENDED   --------------------
                                                            DECEMBER 31, 1996   JUNE 30, 1997    1998       1999
                                                            ------------------  -------------  ---------  ---------
OPERATING ACTIVITIES:
  Net income (loss).......................................      $      275       $    (9,948)  $   2,858  $  40,945
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities, net of
    acquisitions:
    Depreciation and amortization.........................          11,618             6,211      11,470     11,565
    Write-down of property and trademark..................              --             1,124          --         --
    Extraordinary loss on extinguishment of debt..........              --                --       1,354         --
    Deferred tax valuation adjustment.....................              --                --          --    (22,000)
    Net changes in operating assets and liabilities, per
      accompanying schedule...............................          27,707           (19,025)      2,884     22,529
    Payment of noncurrent liabilities.....................          (3,900)           (1,326)     (4,110)    (3,205)
    Other, net............................................             398                88       1,032        897
                                                                  --------      -------------  ---------  ---------

      Net cash provided by (used in) operating activities,
        net of acquisitions...............................          36,098           (22,876)     15,488     50,731
                                                                  --------      -------------  ---------  ---------

INVESTING ACTIVITIES:
  Property and equipment additions........................          (5,511)           (5,088)     (8,118)   (12,858)
  Proceeds from sales of property.........................           3,966               306         111        933
  Proceeds from the sale of a note receivable.............              --                --       4,208         --
  Acquisitions, net of cash acquired......................              --                --          --     (6,142)
  Investment in Pyramid Operating Systems, Inc............              --                --          --     (2,203)
                                                                  --------      -------------  ---------  ---------

      Net cash used in investing activities...............          (1,545)           (4,782)     (3,799)   (20,270)
                                                                  --------      -------------  ---------  ---------

FINANCING ACTIVITIES:
  Proceeds (repayments) under revolving credit facility...         (28,231)           10,000     (10,000)        --
  Proceeds from senior term loan..........................              --                --      15,000         --
  Repayments of senior term loan..........................              --                --      (3,000)   (12,000)
  Proceeds from subordinated term loan....................              --                --      60,000         --
  Repayments of senior subordinated notes.................              --                --     (72,149)        --
  Proceeds from IRB financing.............................              --                --          --      4,000
  Repayments of other long-term debt......................            (916)             (221)       (358)       (38)
  Financing and option costs..............................            (360)             (825)     (2,879)      (303)
                                                                  --------      -------------  ---------  ---------

      Net cash provided by (used in) financing
        activities........................................         (29,507)            8,954     (13,386)    (8,341)
                                                                  --------      -------------  ---------  ---------

    Increase (decrease) in cash and cash equivalents......           5,046           (18,704)     (1,697)    22,120
                                                                  --------      -------------  ---------  ---------

CASH AND CASH EQUIVALENTS:
  Balance, beginning of period............................          18,091            23,137       4,433      2,736
                                                                  --------      -------------  ---------  ---------
  Balance, end of period..................................      $   23,137       $     4,433   $   2,736  $  24,856
                                                                  --------      -------------  ---------  ---------
                                                                  --------      -------------  ---------  ---------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                                                FOR THE YEAR ENDED
                                                                                 FOR THE SIX         JUNE 30,
                                                            FOR THE YEAR ENDED  MONTHS ENDED   --------------------
                                                            DECEMBER 31, 1996   JUNE 30, 1997    1998       1999
                                                            ------------------  -------------  ---------  ---------
Changes in operating assets and liabilities, net of
  acquisitions, consist of:
  Accounts receivable.....................................      $    5,742       $      (689)  $     723  $  (5,179)
  Inventories.............................................          20,895            (6,296)      6,211    (14,952)
  Prepaid expenses........................................           1,806               417        (592)       878
  Accounts payable, accrued liabilities and accrued income
    taxes.................................................            (736)          (12,457)     (3,458)    41,782
                                                                  --------      -------------  ---------  ---------

      Net changes.........................................      $   27,707       $   (19,025)  $   2,884  $  22,529
                                                                  --------      -------------  ---------  ---------
                                                                  --------      -------------  ---------  ---------

Supplemental cash flow information:
  Interest paid during the period.........................      $   18,608       $     8,315   $  19,406  $  14,547
  Income taxes paid during the period.....................           1,108               587          67        864
                                                                  --------      -------------  ---------  ---------
                                                                  --------      -------------  ---------  ---------

Schedule of noncash financing and investing activities:
  Property and equipment additions from capital leases....      $      362       $        --   $      --  $      --
  Sale of property in exchange for notes receivable.......              --             4,594          --         --
                                                                  --------      -------------  ---------  ---------
                                                                  --------      -------------  ---------  ---------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BACKGROUND

    Genmar Holdings, Inc. (the "Company") was organized in March 1994 to combine the operations of IJ Holdings Corp. ("IJ Holdings") including its wholly-owned subsidiary, Minstar, Inc. ("Minstar"), and Miramar Marine Corporation ("Miramar"), each of which had been under the control of investor groups led by Irwin L. Jacobs, principal stockholder and Chairman of the Board of the Company.

    The Company is the second largest manufacturer of motorized recreational boats in the world. The Company is focused on using innovative technologies and marketing strategies to produce and sell boats under leading brand names such as AQUASPORT, CARVER, CRESTLINER, GLASTRON, LARSON, LOGIC, LUND, NOVA, RANGER, SCARAB, TROJAN and WELLCRAFT. The Company sells its products through an established network of independent authorized dealers in the United States and internationally.

    The Company operates in the recreational powerboat industry which has been subject to periodic cyclical industry downturns. The Company's ability to meet its debt service and other obligations depends on its future performance, which, in turn, is subject to general economic conditions, financial performance and business factors, including factors beyond the Company's control.

2.  UNAUDITED STATEMENT OF OPERATIONS

    Effective June 2, 1997, the Company changed its fiscal year end from December 31 to June 30. In order to provide a meaningful comparison of current year results to a comparable prior year period, set forth below are the Company's unaudited comparative results of operations for the twelve months ended June 30, 1997 as compared to the Company's audited results of operations for the years ended June 30, 1998 and 1999 (in thousands):

                                                                       FOR THE 12            FOR THE YEAR
                                                                      MONTHS ENDED          ENDED JUNE 30,
                                                                      JUNE 30, 1997  ----------------------------
                                                                       (UNAUDITED)       1998           1999
                                                                      -------------  -------------  -------------
Net revenues........................................................   $   574,802    $   585,943    $   704,656
Cost of products and services.......................................       486,276        480,651        567,247
                                                                      -------------  -------------  -------------
  Gross profit......................................................        88,526        105,292        137,409
New product and technology development..............................         8,372         11,292         10,996
Selling and administrative expenses.................................        66,687         70,402         88,945
                                                                      -------------  -------------  -------------
  Operating profit..................................................        13,467         23,598         37,468
Interest expense....................................................       (21,937)       (18,702)       (16,098)
Investment and other income (loss), net.............................          (294)          (304)            75
                                                                      -------------  -------------  -------------
  Income (loss) before income taxes and extraordinary item..........        (8,764)         4,592         21,445
Income tax benefit (provision)......................................          (635)          (550)        19,500
                                                                      -------------  -------------  -------------
  Income (loss) before extraordinary item...........................        (9,399)         4,042         40,945
Extraordinary loss on extinguishment of debt........................            --         (1,184)            --
                                                                      -------------  -------------  -------------
  Net income (loss).................................................   $    (9,399)   $     2,858    $    40,945
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

3.  SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

    FISCAL YEAR:

    Effective June 2, 1997, the Company changed its fiscal year end from December 31 to June 30. Accordingly, all general references to years relate to fiscal years, unless otherwise noted.

    RECLASSIFICATIONS:

    Certain amounts for the year ended December 31, 1996, the six months ended June 30, 1997 and the year ended June 30, 1998 in the accompanying consolidated financial statements have been reclassified to conform to the year ended June 30, 1999 presentation. Such reclassifications had no effect on previously reported net income (loss) or stockholders' equity.

    REVENUE RECOGNITION AND WARRANTY ACCRUALS:

    Revenue for products and services, reported net of dealer and other discounts, is recognized at the time of shipment, or when services have been performed.

    Through its dealers, the Company warrants its products under normal use and maintains warranty reserves pursuant to this policy. Major components, including engines, drive units and appliances, are warranted by their suppliers and not the Company.

    USE OF ESTIMATES:

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for such items as depreciable lives, uncollectible accounts, environmental and legal loss contingencies, the valuation of deferred income tax assets, self-insurance reserves and future warranty costs. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS:

    The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"). SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 2000. The Company anticipates implementing the reporting provisions required under SFAS No. 133 for the fiscal year beginning July 1, 2000. Management does not expect implementation of these reporting provisions to have a material impact on the Company's disclosures or results of operations.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH AND CASH EQUIVALENTS:

    Cash includes cash equivalents consisting principally of short-term investments in commercial paper with original maturities of three months or less and are recorded at cost, which approximates fair value.

    INVENTORIES:

    Inventories are stated at the lower of cost or market and include materials, labor and overhead costs. The Company uses the first-in, first-out cost method in determining cost for substantially all of its inventories. Inventories consist of the following (in thousands):

                                                                         JUNE 30,    JUNE 30,
                                                                           1998        1999
                                                                         ---------  ----------
Raw materials..........................................................  $  34,124  $   38,813
Work in process........................................................     42,315      59,460
Finished goods.........................................................     25,173      19,181
Reserves...............................................................     (4,042)     (3,523)
                                                                         ---------  ----------
                                                                         $  97,570  $  113,931
                                                                         ---------  ----------
                                                                         ---------  ----------

    PRODUCTION TOOLING:

    The costs associated with the development of certain large-scale molds and processes are capitalized as operating equipment and amortized over three years using the straight-line method. The costs associated with mold maintenance and the development of all other molds and production tooling are charged to cost of products and services as incurred.

    PROPERTY AND EQUIPMENT:

    Property and equipment are stated at cost. Depreciation and amortization for financial reporting purposes are generally provided on the straight-line method over the estimated useful lives. Useful lives of buildings are estimated at 32 to 40 years, while land improvements and building improvements are estimated at 10 to 15 years. Leasehold improvements are depreciated at the lesser of 10 years or the remaining lease term. Operating equipment has a useful life of 3 to 10 years with computer hardware and software at 3 years and certain machinery at 10 years. Major repairs and improvements are capitalized and depreciated. Maintenance, supplies and accessories are charged to expense as incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts, with any residual balances charged or credited to earnings.

    OTHER ASSETS:

    Other assets, as of June 30, 1999 consist primarily of long-term deferred tax assets, deferred debt financing costs and the Company's investment in Pyramid Operating Systems, Inc. ("Pyramid").

    GOODWILL:

    Goodwill is amortized on a straight-line basis over various periods not exceeding 40 years. The Company periodically evaluates whether events and circumstances have occurred that indicate the

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. This evaluation utilizes an undiscounted future operating cash flows computation method and compares such anticipated future cash flows to the related carrying value of goodwill. Weighted average remaining amortization period is 26 years as of June 30, 1999. Accumulated amortization was $20.1 million and $21.8 million at June 30, 1998 and 1999, respectively.

    ACCRUED LIABILITIES:

    Accrued liabilities consist of the following (in thousands):

                                                                          JUNE 30,   JUNE 30,
                                                                            1998       1999
                                                                          ---------  ---------
Payroll and incentive related...........................................  $  13,313  $  30,019
Sales incentives........................................................     10,683     15,065
Insurance...............................................................      9,265     10,328
Warranty................................................................     12,238     12,554
Interest................................................................      3,013      2,015
Customer deposits.......................................................     11,108      9,783
Other...................................................................      6,497     10,110
                                                                          ---------  ---------
                                                                          $  66,117  $  89,874
                                                                          ---------  ---------
                                                                          ---------  ---------

    ENVIRONMENTAL MATTERS:

    Environmental expenditures which relate to the Company's boat manufacturing operations are charged to expense or capitalized in accordance with generally accepted accounting principles. Environmental matters that relate to conditions arising from previously divested businesses were generally recorded as liabilities prior to or at the time of divestiture and are periodically reassessed for adequacy based on current information. Liabilities relating to environmental matters are generally recorded when environmental assessments and/or remedial efforts are probable and the related costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

    NET EARNINGS (LOSS) PER COMMON SHARE:

    Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares which might be issued upon exercise of common stock warrants. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, since their inclusion would be anti-dilutive.

    COMPREHENSIVE INCOME(LOSS):

    Comprehensive income and its components is reported in the Consolidated Statements of Stockholders' Equity. Comprehensive income (loss) is defined as changes in the equity excluding

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) changes resulting from investments by and distributions to the stockholders. The Company's only component of comprehensive loss is its cumulative translation adjustment for foreign currencies.

4.  ACQUISITIONS

    PYRAMID OPERATING SYSTEMS, INC.:

    On June 18, 1999, the Company entered into an agreement to purchase the remaining shares of Pyramid for a net purchase price of $11.0 million, payable either in shares of the Company's common stock upon completion of a public offering of common stock, or on April 30, 2000 in the form of a subordinated note payable. Under this agreement, the Company has agreed to provide short-term financing to fund Pyramid's interim working capital requirements until the acquisition date. The Company has also entered into a management agreement with Pyramid under which the Company oversees the management of Pyramid until the closing of the transaction.

    LOGIC MARINE CORPORATION:

    On May 11, 1999, the Company acquired substantially all of the assets of Logic Marine Corporation ("Logic"), a manufacturer of fishing and recreational boats, for consideration consisting of $500,000 in cash at closing, a promissory note for $500,000 due in May 2000, $597,000 in assumed liabilities, and an earn-out of up to $450,000 over three years based on net sales revenues from sales of Logic boats. The acquisition was accounted for as a purchase and resulted in goodwill in the amount of $1.6 million, which represented the purchase price plus net liabilities acquired. Goodwill will be amortized over a 25-year period. Logic's results of operations since the date of acquisition are included in the accompanying consolidated financial statements.

    HORIZON MARINE, L.C.:

    On December 3, 1998, the Company acquired substantially all of the assets and certain liabilities of Horizon Marine, L.C. ("Nova"), a Kansas aluminum boat manufacturer, for consideration consisting of $2.3 million in cash at closing and the assumption of approximately $3.5 million in liabilities of which $2.7 million were paid at or immediately subsequent to closing. There is also a five-year earn-out of up to $5.2 million of which $200,000 were pre-paid at closing. The earn-out is based on gross revenues from sales of products produced at this facility and can be adjusted for the achievement of certain gross profit percentages and for the value of warranty claims, from sales of products produced at this facility. The acquisition was accounted for as a purchase and resulted in goodwill in the amount of $700,000, which represented the purchase price in excess of net assets acquired. Goodwill will be amortized over a 25-year period. Nova's results of operations since the date of acquisition are included in the accompanying consolidated financial statements.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

5.  DEBT

    At the year end dates indicated below, long-term debt, net of related discounts, consisted of the following (in thousands):

                                                                          INTEREST RATE,
                                                                               AS OF
                                                                             JUNE 30,        JUNE 30,    JUNE 30,
                                                                               1999            1998        1999
                                                                         -----------------  ----------  ----------
Revolving credit facility, variable rate...............................                n/a  $       --  $       --
Senior term loan, variable rate........................................                n/a      12,000          --
Subordinated term loan, variable rate..................................               7.3%      60,000      60,000
Senior subordinated notes, fixed rate..................................              13.5%      25,584      25,584
Stockholder notes, net of unamortized discount of $3.7 million as of
  June 30, 1999, variable rate.........................................       8.8% to 9.3%       4,104      25,406
Note payable to State of Wisconsin Investment Board, net of unamortized
  discount of $5.1 million as of June 30, 1998, variable rate..........                n/a      19,917          --
Other debt obligations, due in varying installments through 2005, fixed
  rate.................................................................      3.4% to 12.4%       2,199       6,161
                                                                                            ----------  ----------
    Total debt.........................................................                        123,804     117,151
Less-current maturities................................................                         (6,026)     (1,022)
                                                                                            ----------  ----------
    Total long-term debt...............................................                     $  117,778  $  116,129
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Aggregate maturities of long-term debt are approximately $4.1 million in the year ending June 30, 2001, $25.6 million in the year ending June 30, 2002, $81.4 million in the year ending June 30, 2003, none in the year ending June 30, 2004 and $5.0 million thereafter. At June 30, 1999, the carrying value of long-term debt was approximately $5.8 million less than its fair value.

    In July 1994, the Company issued $100.0 million aggregate principal amount of 13.5% Senior Subordinated Notes due 2001 (the "13.5% Notes").

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

5.  DEBT (CONTINUED)

    During fiscal year 1999, the Company's old credit facility (the "Old Credit Facility"), which would have expired in June 2000, consisted of a $35.0 million revolving credit facility, a $15.0 million term loan facility and a $23.0 million letter of credit facility. At June 30, 1999, the Old Credit Facility, as amended, consisted of a $35.0 million revolving credit facility and a $23.0 million letter of credit facility. Weighted average borrowings outstanding under the revolving credit facility during 1999 were $14.5 million. Aggregate borrowings and outstanding letters of credit under the Old Credit Facility were limited to eligible receivables and eligible inventories, as defined. Borrowings under the revolving credit facility were intended for general corporate and working capital purposes. At June 30, 1999, the Company had $35.0 million of availability under the revolving credit facility, $3.6 million of availability under letter of credit facility and had prepaid the term loan facility in its entirety. In addition, as of June 30, 1999, the Company was in compliance with all covenants under the Old Credit Facility, except the capital expenditure requirement. Such non-compliance was effectively waived upon the arrangement of the Company's new credit facility.

    Effective July 30, 1999, the Company arranged a new credit facility (the "New Credit Facility"), which expires in June 2002, consisting of a $29.0 million revolving credit facility, a $45.0 million term loan facility and a $21.0 million letter of credit facility. Aggregate borrowings and outstanding letters of credit under the new Credit Facility are limited to eligible receivables, eligible inventories and eligible property, plant and equipment, as defined. Borrowings under the revolving credit facility are intended for general corporate and working capital purposes and for the purchase of approximately $5.6 million aggregate principal amount of the Notes. Borrowings under the term loan facility are designated solely for the purchase of a stockholder note in the amount of $25.0 million, which was repaid on August 13, 1999, and for the purchase of approximately $20.0 million aggregate principal amount of the 13.5% Notes, which the Company anticipates to occur on September 7, 1999. At the time of original issuance the stockholder note was deemed to have a below-market interest rate, and a debt discount was recorded to impute a market yield to maturity. The repayment of the stockholder note and the 13.5% Notes will result in an extraordinary loss of $5.7 million, including $3.7 million of unaccreted discount associated with the stockholder note.

    The New Credit Facility contains restrictive covenants which, among other things, limit the ability of the Company to incur other indebtedness, engage in transactions with affiliates, incur liens, make certain restricted payments, and enter into certain business combination and asset sale transactions. The New Credit Facility also requires the Company to satisfy certain financial tests and ratios and restricts capital expenditures. In addition, the New Credit Facility contains provisions which may require accelerated repayment of amounts outstanding thereunder and/or limit the Company's access to borrowings thereunder upon the incurrence of specific obligations or significant changes in the financial condition, business, properties, prospects or operations of the Company.

    On January 21, 1997, the Company paid $800,000 for an option agreement (the "Option"), with an affiliate of RDV Holdings, Inc., a stockholder of the Company, pursuant to which the Company was granted an option to purchase up to $25.0 million aggregate principal amount of the 13.5% Notes at par. The Option was exercisable at any time or from time to time, in whole or in part, through January 19, 1998.

    On July 1, 1997, the Company entered into an agreement (the "Tender Agreement"), with an unrelated third party, pursuant to which the third party agreed to tender certain of the 13.5% Notes held by such party, with an aggregate face value of $32.0 million, for purchase by the Company at a

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

5.  DEBT (CONTINUED)
price equal to 99.0% of par. In consideration of entering into the Tender Agreement, the Company paid the third party a fee of $960,000 (3% of par). As a condition to the Tender Agreement, the holder also agreed to consent to certain proposed amendments to the indenture governing the 13.5% Notes ("Indenture").

    On July 10, 1997, the Company commenced an offer to purchase and a consent solicitation (the "Tender Offer and Consent"), for to up to $75.0 million aggregate principal amount of the 13.5% Notes, including those subject to the Tender Agreement, but excluding those subject to the Option. Terms of the Tender Offer and Consent provided for the purchase of all validly tendered 13.5% Notes, as defined and subject to certain conditions, at a price equal to 99.0% of par. In addition, holders submitting valid tenders of 13.5% Notes would have, as a condition to tendering, provided their consent with respect to certain proposed amendments to the Indenture, for which consent the holder would receive a fee equal to 3.0% of par (the "Consent Fee") of the 13.5% Notes tendered by such holder.

    On October 20, 1997, the Company arranged a $60.0 million subordinated bank credit facility (the "Subordinated Facility"), expiring in October 2002, consisting of a $60.0 million term loan facility. These proceeds were designated solely for the purchase of up to $60.0 million aggregate principal amount of the 13.5% Notes. Borrowings under the Subordinated Facility are collateralized by a second security interest in the Company's assets and by letters of credit issued by certain stockholders of the Company.

    On October 20, 1997, the Company accepted for purchase $49.4 million aggregate principal amount of the 13.5% Notes tendered by holders in connection with the Tender Offer and Consent. In addition, the Company exercised the Option and purchased an additional $25.0 million aggregate principal amount of the 13.5% Notes. The purchase of the 13.5% Notes and the payment of the related Consent Fee was funded through proceeds from the Credit Facility and the Subordinated Facility. In connection with the purchase of these 13.5% Notes, the Company incurred an extraordinary loss on early extinguishment of debt of approximately $1.2 million.

    Pursuant to the First Amended and Restated Note and Stock Purchase Agreement, dated August 31, 1998, by and between Irwin L. Jacobs and the State of Wisconsin Investment Board (SWIB), SWIB purchased a $25.0 million demand promissory note payable by the Company to Mr. Jacobs. On June 17, 1999, Mr. Jacobs repurchased that note from SWIB. The Company used a portion of the proceeds of its new credit facility to repay this note in full in August 1999.

    In consideration of providing letters of credit to collateralize the Company's Subordinated Facility, the Company issued warrants to certain existing stockholders providing such letters of credit. A total of 731,182 warrants were issued in connection therewith. The fair value of the warrants issued approximated $1.7 million and has been reflected as debt issuance costs and an addition to equity in the accompanying June 30, 1998 balance sheet. This debt issuance cost is being amortized over a period extending through October 2002. In addition, the Company reimburses the stockholders for their costs incurred in maintaining these letters of credit.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

6.  INCOME TAXES

    The Company utilizes the liability method to account for income taxes. The liability method requires that deferred assets and liabilities be recognized for the expected future tax effects of the temporary differences between the tax and book bases of the assets and liabilities.

    Components of the provision for income taxes were as follows for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and 1999 (in thousands):

                                                         FOR THE            FOR THE YEAR ENDED
                                   FOR THE YEAR        SIX MONTHS                JUNE 30,
                                       ENDED              ENDED       ------------------------------
                                 DECEMBER 31, 1996    JUNE 30, 1997        1998            1999
                                -------------------  ---------------  ---------------  -------------
Current:
Federal.......................       $      --          $      --        $      60      $       470
State and foreign.............             860                246              490            2,030
                                         -----              -----            -----     -------------
  Total current...............             860                246              550            2,500
Change in valuation
  allowance...................              --                 --               --          (22,000)
                                         -----              -----            -----     -------------

Total.........................       $     860          $     246        $     550      $   (19,500)
                                         -----              -----            -----     -------------
                                         -----              -----            -----     -------------

    At June 30, 1999, the Company had total net operating loss carryforwards of approximately $146.0 million. Net operating losses of $58.0 million, $53.0 million, $23.0 million and $12.0 million expire in the years ended June 30, 2006, June 30, 2007, June 30, 2008 and June 30, 2012, respectively. Realization of $16.0 million of certain net operating loss carryforwards is limited annually under Section 382 of the Internal Revenue Code, as amended. The Company also had unused alternative minimum tax credits of approximately $5.0 million that may be available to offset future federal income tax liabilities.

    Temporary differences and carryforwards which give rise to deferred tax assets and liabilities consist of the following as of June 30, 1998 and 1999 (in thousands):

                                                                         JUNE 30,    JUNE 30,
                                                                           1998        1999
                                                                        ----------  ----------
Loss carryforwards....................................................  $   62,545  $   56,090
Liabilities retained related to previously divested businesses........       3,202       2,194
Warranty reserves.....................................................       4,670       4,709
Insurance reserves....................................................       4,091       4,027
Accrued rebates.......................................................       2,902       3,995
Inventory reserves....................................................       1,294       2,207
Other.................................................................      10,007       9,343
                                                                        ----------  ----------
  Total deferred tax assets...........................................      88,711      82,565
Valuation allowance...................................................     (86,725)    (58,523)
                                                                        ----------  ----------
Deferred tax liability--depreciation..................................      (1,986)     (2,042)
                                                                        ----------  ----------
Net deferred tax assets...............................................       1,986      24,042

  Net deferred taxes..................................................  $       --  $   22,000
                                                                        ----------  ----------
                                                                        ----------  ----------

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

6.  INCOME TAXES (CONTINUED)
    Prior to 1999 the Company had determined that the realization of the loss carryforwards and net deferred tax assets did not meet the recognition criteria under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") and, accordingly, valuation allowances had been established for the entire tax benefit of these loss carryforwards and the net deferred tax assets. During 1999, the Company determined it more likely than not that a portion of the deferred tax assets would be realizable because the Company had two consecutive years of profits and future projected profits. As a result, in accordance with SFAS 109, the Company recorded a reduction in the valuation allowance of $22.0 million.

    The differences between income taxes computed using the federal statutory rate and the effective tax rate were as follows for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and 1999:

                                                       FOR THE SIX
                                     FOR THE YEAR        MONTHS            FOR THE YEAR ENDED
                                         ENDED            ENDED                 JUNE 30,
                                     DECEMBER 31,       JUNE 30,       ---------------------------
                                         1996             1997            1998            1999
                                     -------------     -----------     -----------     -----------
Federal statutory rate.............            34%             34%             34%             35%
State income taxes, net of federal
  tax benefits.....................           (76)              3               3               5
Nondeductible amortization &
  other............................             0               0              22               5
Current utilization of NOL's.......           (34)            (34)            (43)            (31)
Change in valuation allowance......             0               0               0            (105)
                                              ---             ---             ---             ---

Effective tax rate.................           (76)%             3%             16%            (91)%
                                              ---             ---             ---             ---
                                              ---             ---             ---             ---

7.  EMPLOYEE BENEFIT PLANS

    The Company and certain of its subsidiaries maintain defined contribution retirement plans covering substantially all full-time employees. Under certain of these plans, eligible participants may make voluntary contributions up to 25% of their compensation, as permitted by plan provisions. The plans provide for the Company to make matching and other contributions to eligible participants at the Company's discretion. The Company made contributions to these plans aggregating $1.1 million for the year ended December 31, 1996, $400,000 for the six months ended June 30, 1997, $1.2 million for the year ended June 30, 1998 and $1.4 million for the year ended June 30, 1999.

8.  COMMITMENTS AND CONTINGENCIES

    DEALER INVENTORY FLOOR PLAN FINANCING:

    The Company and its subsidiaries are parties to certain dealer inventory floor plan financing arrangements with various financial institutions pursuant to which the Company may be required, in the event of default by a financed dealer, to repurchase products previously sold to such dealer. The Company repurchased $3.2 million of such dealer inventory in the year ended December 31, 1996, $1.4 million in the six months ended June 30, 1997, $4.5 million in the year ended June 30, 1998 and $3.4 million in the year ended June 30, 1999. As of June 30, 1999, the Company and certain

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

8. COMMITMENTS AND CONTINGENCIES (CONTINUED) subsidiaries were contingently liable under these agreements for repurchase in the amount of $13.8 million.

    The Company generally has not provided reserves, other than immaterial reserves at certain subsidiaries, for losses and costs which may result should the Company be required to repurchase product from a defaulting dealer. Although the ultimate loss which may be incurred as a result of such contractual obligation is uncertain, the Company believes that any such losses that may be incurred would not have a material effect on its consolidated operating results or financial position.

    INSURANCE MATTERS:

    The Company and its subsidiaries have insurance for workers' compensation, employee health, general and auto liability losses in excess of predetermined loss limits. A provision has been made in the consolidated financial statements for estimated losses resulting from claims incurred prior to the balance sheet date, which were below the amounts of the predetermined loss limits.

    LEASES AND COMMITMENTS:

    The Company, through its subsidiaries, leases certain facilities and equipment under operating lease arrangements which expire at various dates through 2004. These leases generally contain renewal options and require the Company to pay the maintenance, insurance, taxes and other expenses in addition to the minimum annual rentals. Rent expense related to operating leases was $2.2 million for the year ended December 31, 1996, $1.0 million for the six months ended June 30, 1997, $2.5 million for the year ended June 30, 1998 and $3.1 million for the year ended June 30, 1999. The Company has future lease commitments of approximately $3.6 million in 2000, $2.6 million in 2001, $1.6 million in 2002 and $600,000 thereafter.

    LEGAL AND ENVIRONMENTAL:

    The Company and its subsidiaries are defendants in legal proceedings arising in the ordinary course of business. Although the outcome of these matters cannot be determined, in the opinion of management and outside counsel, disposition of these proceedings will not have a material effect on the Company's consolidated financial position or results of operations.

    Historically, the Company's facilities have used underground storage tanks for storing certain materials associated with its operations, including petroleum, acetone and resins. The Company has removed or closed in place all underground storage tanks according to applicable laws. No material issues related to soil or groundwater contamination were encountered.

    CURRENT AND DIVESTED BUSINESSES:

    The Company believes it is in substantial compliance with all existing environmental laws and regulations. In 1995, The Company signed a final consent order with the Florida Department of Environmental Protection to settle all outstanding issues with respect to an acetone release at our Wellcraft plant in Sarasota, Florida. The remaining estimated cost of remediation activities required at this site ranges from $1.7 million to $2.0 million. Based on available information, reserves as of June 30, 1999 are adequate to cover these costs.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In addition, the past practices of some of the Company's current and divested operations may have created conditions that give rise to liability under CERCLA and comparable state laws. With respect to these potential liabilities, the Company has been identified as a potentially responsible party at approximately 12 active sites. In certain instances, the Company has a duty to indemnify the current owners for environmental matters related to divested operations including AMF Incorporated. Excluding the matters with Wellcraft discussed above, the Company currently anticipates total environmental-related costs associated with current and divested operations at approximately $2.3 million, which include CERCLA-type liabilities. These costs are likely to be incurred over a period of up to ten years. Payments relating to environmental matters in connection with current and divested businesses were approximately $1.9 million for the year ended December 31, 1996, $300,000 in the six months ended June 30, 1997 and $500,000 in each of the years ended June 30, 1998 and 1999. As of June 30, 1999, based on available information, reserves to account for any potential exposure with respect to current and divested operations are adequate to cover any potential costs. Nevertheless, the nature and extent of CERCLA proceedings is that cleanup estimates, the allocated financial responsibilities of potentially responsible parties and the degree of regulatory scrutiny may change over time and therefore the Company is not certain that these estimates will ultimately reflect its actual exposure.

    Other non-current liabilities consist of the following (in thousands):

                                                                          JUNE 30,   JUNE 30,
                                                                            1998       1999
                                                                          ---------  ---------

Post-retirement benefits................................................  $   1,525  $   1,440
Insurance...............................................................      3,286      2,465
Legal and environmental.................................................      5,230      2,131
Other...................................................................      5,675      6,875
                                                                          ---------  ---------

  Total other noncurrent liabilities....................................  $  15,716  $  12,911
                                                                          ---------  ---------
                                                                          ---------  ---------

    LETTERS OF CREDIT:

    At June 30, 1999, the Company had outstanding letters of credit aggregating $19.4 million for which approximately $13.7 million collateralized various Company insurance programs. The remainder principally related to an industrial development revenue bond financing arrangement and to liabilities retained by the Company in connection with divested operations.

9.  SEGMENT REPORTING

    The Company conducts and reports its business in two segments, the recreational boat segment and the luxury yachts segment, which consists solely of the Hatteras Yachts division. The segments are managed and reported separately because the recreational boats are manufactured in a high-volume assembly line environment whereas Hatteras is a custom yacht builder, similar to a construction company environment. The Company measures the success of segments by monitoring operating profit. The Company does not allocate nonoperating gains and losses, interest expense and taxes to the segments.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

9.  SEGMENT REPORTING (CONTINUED)
    Both segments follow accounting policies described in Note 3, and no transactions occur between the segments.

    The following table illustrates information about the Company's reported operating profit or loss and segment assets. The Company does not allocate income taxes or unusual items to segments.

    Segment information as of and for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and 1999 consisted of the following (in thousands):

                                            RECREATIONAL                           RECREATIONAL
                                               BOATS     LUXURY YACHTS   TOTALS       BOATS     LUXURY YACHTS   TOTALS
                                            -----------  -------------  ---------  -----------  -------------  ---------

                                                YEAR ENDED DECEMBER 31, 1996          SIX MONTHS ENDED JUNE 30, 1997
                                            -------------------------------------  -------------------------------------
Net revenues..............................   $ 521,199     $  96,857    $ 618,056   $ 235,819     $  25,029    $ 260,848
Depreciation and goodwill amortization....       6,747         1,347        8,094       3,360           703        4,063
Operating profit (loss)...................      19,573         3,630       23,203       9,147        (7,647)       1,500
Other significant noncash items...........       3,524            --        3,524       3,272            --        3,272
Segment assets............................     223,645        47,558      271,203     203,584        54,695      258,279
Expenditures for segment assets...........       3,730         1,781        5,511       3,781         1,307        5,088

                                                  YEAR ENDED JUNE 30, 1998               YEAR ENDED JUNE 30, 1999
                                            -------------------------------------  -------------------------------------
Net revenues..............................   $ 505,910     $  80,033    $ 585,943   $ 614,406     $  90,250    $ 704,656
Depreciation and goodwill amortization....       7,138         1,636        8,774       7,221         1,730        8,951
Operating profit (loss)...................      27,601        (4,003)      23,598      35,948         1,520       37,468
Other significant noncash items...........          --            --           --       2,614            --        2,614
Segment assets............................     192,346        52,276      244,622     265,379        55,384      320,763
Expenditures for segment assets...........       6,773         1,345        8,118      11,270         1,588       12,858

    The following table reconciles operating profit to net income for the year ended December 31, 1996, the six months ended June 30, 1997 and the years ended June 30, 1998 and 1999 (in thousands):

                                             DECEMBER 31,   JUNE 30,    JUNE 30,    JUNE 30,
                                                 1996         1997        1998        1999
                                             ------------  ----------  ----------  ----------
Total operating profit for reportable
  segments.................................   $   23,203   $    1,500  $   23,598  $   37,468
Interest expense...........................      (22,190)     (11,026)    (18,702)    (16,098)
Other income (loss)........................          122         (176)       (304)         75
Income tax benefit (provision).............         (860)        (246)       (505)     19,500
Extraordinary loss on extinguishment of
  debt.....................................           --           --      (1,134)         --
                                             ------------  ----------  ----------  ----------
Net income (loss)..........................   $      275   $   (9,948) $    2,853  $   40,495
                                             ------------  ----------  ----------  ----------
                                             ------------  ----------  ----------  ----------

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

10. RELATED-PARTY TRANSACTIONS

    In addition to the matters discussed in Note 5, the Company pays a management fee to Jacobs Management Corporation ("JMC"), a stockholder of the Company and an affiliate of Irwin L. Jacobs, for certain consulting and management services and subleases certain office facilities to JMC. Net payments under these arrangements aggregated approximately $1.5 million for the year ended December 31, 1996, $700,000 for the six months ended June 30, 1997, $1.4 million for the year ended June 30, 1998 and $1.3 million for the year ended June 30, 1999.

    The Company pays interest in connection with two stockholder notes payable to Irwin L. Jacobs. These notes bear interest at the published prime rate, plus 1.0% and plus 1.5%, respectively. Payments of interest under these note agreements aggregated approximately $400,000 for the year ended December 31, 1996, $200,000 for the six months ended June 30, 1997, $400,000 for each of the years ended June 30, 1998 and 1999.

    From time to time the Company has recorded revenues from boat sales to affiliates. Management believes the terms of such sales were consistent with terms of sales to non-affiliated parties. Revenues recorded in connection with such sales aggregated approximately $1.4 million for the year ended December 31, 1996, none for the six months ended June 30, 1997, and $500,000 for each of the years ended June 30, 1998 and 1999.

    The Company sponsors certain professional bass fishing tournament activities of Operation Bass, Inc., an affiliate of Irwin L. Jacobs and certain executive management of the Company. Net sponsorship costs, including cash paid or accrued and product provided, incurred by the Company for the year ended June 30, 1999 related to these activities approximated $432,000. No such costs were incurred in prior periods.

11. SUBSEQUENT EVENTS (UNAUDITED)

    The Company has filed an initial registration statement with the SEC to offer shares of its common stock to the public. In connection with this offering, the Company has committed to: (1) splitting the Company's common stock, (2) spinning off Hatteras, the Company's luxury yacht segment, (3) acquiring Pyramid, (4) issuing shares of common stock in exchange for outstanding warrants, (5) issuing shares of common stock to nonmanagement employees, and (6) recording expense under the Company's phantom stock plan.

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

12. SUPPLEMENTAL STATEMENTS OF OPERATIONS INFORMATION (UNAUDITED)
                         (IN THOUSANDS)

                                                         FIRST       SECOND      THIRD       FOURTH
                                                        QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                                                       ----------  ----------  ----------  ----------  ----------

                                                                      YEAR ENDED DECEMBER 31, 1996
                                                       ----------------------------------------------------------
Net revenues.........................................  $  150,492  $  153,610  $  145,562  $  168,392  $  618,056
Gross profit.........................................      22,419      23,848      21,386      28,740      96,393
Operating profit.....................................       3,711       7,525       3,256       8,711      23,203
Net income (loss)....................................      (1,966)      1,692      (2,252)      2,801         275


                                                                     SIX MONTHS ENDED JUNE 30, 1997
                                                       ----------------------------------------------------------
Net revenues.........................................  $  120,023  $  140,825         n/a         n/a  $  260,848
Gross profit.........................................      16,557      21,843         n/a         n/a      38,400
Operating profit (loss)..............................      (2,799)      4,299         n/a         n/a       1,500
Net loss.............................................      (9,220)       (728)        n/a         n/a      (9,948)

                                                                        YEAR ENDED JUNE 30, 1998
                                                       ----------------------------------------------------------
Net revenues.........................................  $  132,739  $  140,389  $  145,986  $  166,829  $  585,943
Gross profit.........................................      20,257      21,830      27,616      35,589     105,292
Operating profit.....................................       3,060       2,830       5,277      12,431      23,598
Extraordinary loss...................................          --      (1,184)         --          --      (1,184)
Net income (loss)....................................      (2,593)     (3,270)        796       7,925       2,858

                                                                        YEAR ENDED JUNE 30, 1999
                                                       ----------------------------------------------------------
Net revenues.........................................  $  142,754  $  169,822  $  181,838  $  210,242  $  704,656
Gross profit.........................................      23,291      29,577      35,997      48,544     137,409
Operating profit.....................................       1,644       9,925      10,942      14,957      37,468
Net income (loss)....................................      (2,607)      4,911       6,031      32,610      40,945

                     GENMAR HOLDINGS, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                                                          CHARGE FOR
                                                                BALANCE      PROVISION   PURPOSE THAT     BALANCE
                                                             BEGINNING OF   CHARGED TO   RESERVE WAS      END OF
                                                                 YEAR       OPERATIONS   ESTABLISHED       YEAR
                                                             -------------  -----------  ------------  -------------
Reserve for doubtful accounts

For the year ended December 31, 1996.......................    $   3,488     $   2,297    $   (1,677)    $   4,108
                                                                  ------    -----------  ------------       ------
                                                                  ------    -----------  ------------       ------

For the six months ended June 30, 1997.....................    $   4,108     $     166    $      (25)    $   4,249
                                                                  ------    -----------  ------------       ------
                                                                  ------    -----------  ------------       ------

For the year ended June 30, 1998...........................    $   4,249     $   2,489    $   (5,278)    $   1,460
                                                                  ------    -----------  ------------       ------
                                                                  ------    -----------  ------------       ------

For the year ended June 30, 1999...........................    $   1,460     $   1,180    $     (993)    $   1,647
                                                                  ------    -----------  ------------       ------
                                                                  ------    -----------  ------------       ------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                               ------------------

                                 STEPHENS INC.
                           U.S. BANCORP PIPER JAFFRAY

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

                                                                                    AMOUNT TO
                                                                                     BE PAID
                                                                                    ----------
SEC registration fee..............................................................  $   27,800
NASD filing fee...................................................................      10,500
Nasdaq National Market listing fee................................................
Legal fees and expenses...........................................................
Accounting fees and expenses......................................................
Printing and engraving............................................................
Transfer agent fees...............................................................
Miscellaneous.....................................................................
                                                                                    ----------
      Total.......................................................................  $
                                                                                    ----------
                                                                                    ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our amended and restated certificate of incorporation in effect as of the date hereof provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, our directors shall not be personally liable to our company or our stockholders for monetary damages for any breach of fiduciary duty. Under the DGCL, the directors have a fiduciary duty to our company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to our company for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. We have applied for liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The amended and restated certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the amended and restated certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Simultaneously with the consummation of this offering, we will issue shares of our common stock in exchange for all the remaining outstanding common stock of Pyramid Operating Systems, Inc. pursuant to Section 4(2) of the Securities Act of 1933.

    In October 1997, in connection with our subordinated term loan credit
facility, we issued warrants to purchase         shares of our common stock.
Simultaneously with the completion of this offering, we will exchange
share of our common stock issuable under these warrants, or         shares in
the aggregate for all outstanding warrants, pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

  NUMBER                                                  DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------
     *1.1   Form of Underwriting Agreement.
     *3.1   Amended and Restated Certificate of Incorporation.
     *3.2   Amended and Restated Bylaws.
     *4.1   Specimen Common Stock Certificate.
     *5.1   Opinion of Weil, Gotshal & Manges LLP.
     10.1   Agreement of Purchase and Sale of Assets by and among Horizon Marine, LC, Genmar Manufacturing of
            Kansas, L.L.C. and the Sole Member of Horizon Marine, LC, dated December 3, 1998.
     10.2   Agreement of Purchase and Sale of Assets by and among Logic Marine Corporation, Genmar Logic LLC and the parents and stockholders of Logic Marine Corporation, dated as of May 11, 1998.
     10.3   Agreement and Plan of Reorganization by and among Genmar Holdings, Inc., POS Acquisition Corporation,
            Pyramid Operating Systems, Inc. and the Stockholders of Pyramid Operating Systems, Inc., dated as of
            June 18, 1999.
     10.4   Third Amended and Restated Credit Agreement among Genmar Holdings, Inc., the financial institutions named therein, The Bank of New York, as Agent and BNY Capital Markets, Inc., dated as of July 30, 1999.
     10.5   Subordinated Term Loan Credit Agreement among Genmar Holdings, Inc., the financial institutions named therein, The Bank of New York, as Agent, and BNY Capital Markets, Inc. dated as of October 20, 1997.
    *10.6   Genmar Holdings, Inc. 1999 Stock Incentive Plan.
    *10.7   Genmar Holdings, Inc. 1999 Stock Option Plan for Non-Employee Directors.
    *10.8   Management Services Agreement by and between Genmar Holdings, Inc. and Jacobs Management Corporation,
            dated            , 1999.
    *10.9   Retention Bonus Agreement, dated as of October 31, 1998, by and between Jacobs Management Corporation and Grant E. Oppegaard.

  NUMBER                                                  DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------
    *10.10  Retention Bonus Agreement, dated as of October 31, 1998, by and between Jacobs Management Corporation and Roger R. Cloutier II.
    *11.1   Statement re: Computation of Basic and Diluted Net Loss Per Share.
     23.1   Consent of Arthur Andersen LLP.
    *23.2   Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
     24.1   Powers of Attorney (included on signature page to the Registration Statement).
    *27.1   Financial Data Schedule.

------------------------

*   To be supplied by amendment.

    (b) Financial Statement Schedules.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4), or 497(h) under the Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Minneapolis, Minnesota, on this 18th day of August 1999.

                                GENMAR HOLDINGS, INC.

                                By:  /s/ ROGER R. CLOUTIER, II
                                     -----------------------------------------
                                     Name: Roger R. Cloutier, II
                                     Title:

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of Genmar Holdings, Inc., hereby severally constitute and appoint Roger R. Cloutier II and Mary P. McConnell, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Act of equity securities of Genmar, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ IRWIN L. JACOBS
------------------------------  Chairman of the Board of      August 18, 1999
       Irwin L. Jacobs            Directors

                                President, Chief Executive
    /s/ GRANT E. OPPEGAARD        Officer and Director
------------------------------    (principal executive        August 18, 1999
      Grant E. Oppegaard          officer)

                                Executive Vice President,
   /s/ ROGER R. CLOUTIER II       Chief Financial Officer
------------------------------    and Director (principal     August 18, 1999
     Roger R. Cloutier II         financial officer)

      /s/ MARK W. PETERS        Vice President and
------------------------------    Controller (principal       August 18, 1999
        Mark W. Peters            accounting officer)

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ BJORN AHLSTROM
------------------------------           Director             August 18, 1999
        Bjorn Ahlstrom

     /s/ DANIEL G. DEVOS
------------------------------           Director             August 18, 1999
       Daniel G. DeVos

    /s/ DANIEL T. LINDSAY
------------------------------           Director             August 18, 1999
      Daniel T. Lindsay

   /s/ WILLIAM W. NICHOLSON
------------------------------           Director             August 18, 1999
     William W. Nicholson

      /s/ CARL R. POHLAD
------------------------------           Director             August 18, 1999
        Carl R. Pohlad

     /s/ JAMES O. POHLAD
------------------------------           Director             August 18, 1999
       James O. Pohlad

    /s/ JERRY L. TUBERGEN
------------------------------           Director             August 18, 1999
      Jerry L. Tubergen

                               INDEX TO EXHIBITS

NUMBER                                                   DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
    *1.1   Form of Underwriting Agreement.
    *3.1   Amended and Restated Certificate of Incorporation.
    *3.2   Amended and Restated Bylaws
    *4.1   Specimen Common Stock Certificate.
    *5.1   Opinion of Weil, Gotshal & Manges LLP.
    10.1   Agreement of Purchase and Sale of Assets by and among Horizon Marine, LC, Genmar Manufacturing of
           Kansas, L.L.C. and the Sole Member of Horizon Marine, LC, dated December 3, 1998.
    10.2   Agreement of Purchase and Sale of Assets by and among Logic Marine Corporation, Genmar Logic LLC and the parents and stockholders of Logic Marine Corporation, dated as of May 11, 1998.
    10.3   Agreement and Plan of Reorganization by and among Genmar Holdings, Inc., POS Acquisition Corporation,
           Pyramid Operating Systems, Inc. and the Stockholders of Pyramid Operating Systems, Inc., dated as of
           June 18, 1999.
    10.4   Third Amended and Restated Credit Agreement among Genmar Holdings, Inc., the financial institutions named therein, The Bank of New York, as Agent and BNY Capital Markets, Inc., dated as of July 30, 1999.
    10.5   Subordinated Term Loan Credit Agreement among Genmar Holdings, Inc., the financial institutions named therein, The Bank of New York, as Agent, and BNY Capital Markets, Inc. dated as of October 20, 1997.
   *10.6   Genmar Holdings, Inc. 1999 Stock Incentive Plan
   *10.7   Genmar Holdings, Inc. 1999 Stock Option Plan for Non-Employee Directors
   *10.8   Management Services Agreement by and between Genmar Holdings, Inc. and Jacobs Management Corporation,
           dated            , 1999
   *10.9   Retention Bonus Agreement, dated as of October 31, 1998, by and between Jacobs Management Corporation and Grant E. Oppegaard.
   *10.10  Retention Bonus Agreement, dated as of October 31, 1998, by and between Jacobs Management Corporation and Roger R. Cloutier II.
   *11.1   Statement re: Computation of Basic and Diluted Net Loss Per Share.
    23.1   Consent of Arthur Andersen LLP.
   *23.2   Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
    24.1   Powers of Attorney (included on signature page to the Registration Statement).
   *27.1   Financial Data Schedule.

------------------------

*   To be supplied by amendment.